Exhibit 99.2

N O T I C E   O F

2 0 1 7   A N N U A L   M E E T I N G

O F   S H A R E H O L D E R S

O N   M A Y   1 1 ,   2 0 1 7

A p r i l   7 ,   2 0 1 7

2 0 1 7   M A N A G E M E N T   P R O X Y   C I R C U L A R

Cameco is one of the world’s largest uranium producers, accounting for about 17% of the world’s production in 2016.

We also supply much of the world’s reactor fleet with the fuel to generate one of the cleanest sources of electricity available today.

You have received this document because you are a Cameco shareholder and are entitled to vote at our 2017 annual meeting of shareholders. Please remember to vote.

WHAT’S INSIDE
Letter to shareholders	1
Notice of our 2017 annual meeting	3
Management proxy circular	4
Business of the meeting	5
About voting	7
About the nominated directors	11
Governance at Cameco	22
• Our shareholder commitment	23
• Governance principles	24
• About the board	26
• Board committees	36
Compensation	40
• Compensation governance	41
• Director compensation	44
• Executive compensation	48
Other information	92
Appendixes	93

Cameco is widely recognized for excellence in corporate governance:
●	honourable mention for corporate disclosure, 2015 CPA Canada Awards of Excellence in Corporate Reporting
●	winner of the inaugural 2015 Achievement in Private Sector Risk Management (Mastering Risk) award for excellence in Canadian risk, control and audit management practices
●	winner of the 2015 Excellence in Governance Award for Best sustainability, ethics and environmental governance program by the Canadian Society of Corporate Secretaries
●	winner of the 2014 New York Stock Exchange inaugural leadership award for exemplary CD&A disclosure by a compensation committee
●

past winner of the Canadian Coalition for Good Governance’s governance gavel awards for best disclosure for approach to executive compensation and for best disclosure of board governance practices and director qualifications for governance

TSX:	CCO	Cameco Corporation 2121-11th Street West Saskatoon, Saskatchewan S7M 1J3 cameco.com
NYSE:	CCJ

Letter to shareholders

Dear fellow shareholder,

On behalf of Cameco’s board of directors, I am pleased to invite you to the 2017 annual meeting of shareholders. The meeting will be held on May 11, 2017 in Saskatoon, and available to all stakeholders by webcast.

The management proxy circular, which begins on page 4, has important information about this year’s items of business, including the nominated directors, and tells you how you can vote. It also discusses our governance practices and director and executive compensation.

The board’s focus

The board is focused on delivering returns to shareholders, paying particular attention to strategy and value creation, risk oversight and board governance – areas we see as fundamental to Cameco’s sustainability and future success.

Strategy

The board works closely with management on the company’s strategic direction. Each regular meeting starts with a session on the market and corporate strategy, which puts strategy at the forefront of the discussions in the committee meetings that follow.

Cameco’s strategy is to focus on its tier-one assets and profitably produce at a pace aligned with market signals, to increase long-term shareholder value – all while emphasizing safety, people and the environment. Management’s priorities in 2016 were on reducing costs and improving efficiency amid difficult conditions in the uranium market.

This resulted in several decisions over the course of the year aimed at strengthening the core business and better positioning Cameco to benefit from the increasing demand we anticipate over the long term.

Risk oversight

The board is also responsible for overseeing risk. The board as a whole oversees Cameco’s strategic risks, and we allocate the top-tier financial and operational risks to specific board committees for direct oversight.

Cameco implemented a comprehensive enterprise risk management (ERM) program several years ago to manage and assess all risks against our four measures of success. The board continues to rely on the ERM program to make sure Cameco’s risks, and most importantly those related to safety, health and the environment, are being appropriately managed and mitigated, particularly in the context of the significant cost reductions this year.

Sound governance

The board reviews its governance practices regularly to make sure Cameco continues to be well served and remains a governance leader. The board, committee and director assessments we conduct every year help us improve our own processes and the work we do as Cameco directors. As part of this process, the chair of the nominating, corporate governance and risk committee meets with each director individually to review their assessment, capacity and commitment to Cameco’s board.

2016 HIGHLIGHTS

Despite ongoing market challenges, performance of our core business – uranium – remained solid in 2016 and was in line with our outlook.

Annual revenue of $2.4 billion	Strong performance of our uranium segment drives over 90% of gross profit in 2016	Average realized uranium price of $41.12/lb (US), 60% higher than the average spot price for the year

LETTER TO SHAREHOLDERS     1

The board is committed to having the right diversity (gender and mix of skills, background and experience), and we regularly review our competency matrix, core attributes, diversity policy, term limits and retirement policy, to make sure the mix of directors is appropriate and meets Cameco’s needs.

Eleven qualified and experienced directors are standing for election this year. This includes Kathryn (Kate) Jackson, who was appointed to the board as of January 1, 2017, following an extensive director search in 2016. Kate is a corporate director and former senior vice-president and chief technology officer of RTI International Metals Inc. She brings extensive management, board and technical experience on both the utility and supplier side of the nuclear industry to the Cameco board.

Looking ahead

Despite the prolonged weakness in the uranium market and the downward pressure on Cameco’s share price, we remain confident about the long-term prospects for both Cameco and the nuclear industry.

Your vote is important. Please take some time to read the attached management proxy circular before you decide how to vote your shares.

The board and management thank you for your continued confidence.

Sincerely,

Neil McMillan

Chair of the board

Cameco Corporation

VIDEO MESSAGE FROM THE CHAIR
See the Chair’s video at cameco.com/about/governance

2016 AWARDS
●	Top 100 Employers in Canada (Mediacorp)	●	Canada’s Best Diversity Employers (Mediacorp)

●	Saskatchewan’s Top Employers	●	Canada’s Top Employers for Young People (Mediacorp)

2 CAMECO CORPORATION

Notice of our 2017 annual meeting of shareholders

You are invited to our 2017 annual meeting:

When

Thursday, May 11, 2017

8:30 a.m. CST

Where

Cameco Corporation

2121 - 11th Street West

Saskatoon, Saskatchewan

We will webcast the meeting on our website at cameco.com.

Your vote is important

If you held Cameco common shares on March 14, 2017, you are entitled to receive notice of and to vote at this meeting.

You can vote in person at the meeting or by proxy.

See pages 5 through 10 of the attached management proxy circular for information about what the meeting will cover, who can vote and how to vote.

By order of the board of directors,

Sean Quinn

Senior Vice-President,

Chief Legal Officer and Corporate Secretary

Saskatoon, Saskatchewan

April 7, 2017

FOR MORE INFORMATION

Read about the business of the meeting beginning on page 5 of the attached management proxy circular.
The deadline for submitting a shareholder proposal for our 2018 annual meeting is January 8, 2018 and we require advance notice for nominating directors (see page 92 for details).
Access our 2016 annual report and other documents and information online:
● cameco.com
● sedar.com (SEDAR)
● sec.gov/edgar.shtml (EDGAR)
See page 92 for more information.

TOTAL COMMON SHARES OUTSTANDING

395,792,522	December 31, 2016
395,792,522	March 10, 2017
CST Trust Company is our transfer agent and registrar for Canada and American Stock Transfer & Trust Company LLC is our transfer agent and registrar for the US.

NOTICE OF 2017 ANNUAL MEETING OF SHAREHOLDERS 3

Management proxy circular

You have received this circular because you owned Cameco common shares on March 14, 2017. Management is soliciting your proxy for our 2017 annual meeting of shareholders.

As a shareholder, you have the right to attend the annual meeting of shareholders on May 11, 2017 and to vote your shares in person or by proxy.

The board of directors has approved the contents of this document and has authorized us to send it to you. We have also sent a copy to each of our directors and to our auditors.

You may have received with this circular a copy of our 2016 annual report (if you requested a copy or one was otherwise required to be sent to you). This information is also available on our website (cameco.com).

This circular was approved by our board of directors on March 10, 2017 and, unless otherwise stated, information is given as of that date.

THINGS TO NOTE

Key terms in this document
● you and your refer to the shareholder
● we, us, our and Cameco mean Cameco Corporation
● shares and Cameco shares mean Cameco’s common shares, unless indicated otherwise
● all dollar amounts are in Canadian dollars, unless indicated otherwise
● information is as of March 10, 2017, unless indicated otherwise.
Your vote is important
This circular describes what the meeting will cover and how to vote. Please read it carefully and vote, either by completing the form included with this circular or voting in person at the meeting.

Cameco employees or representatives of Kingsdale Advisors (Kingsdale) may contact you to encourage you to vote. If you have any questions or need more information about voting your shares, call Kingsdale at 1.888.518.1558 (toll-free in North America) or 416.867.2272 (collect calls accepted) outside of North America. Or send an email to contactus@kingsdaleadvisors.com.

We are paying Kingsdale approximately $52,500 for their services.

4 CAMECO CORPORATION

Business of the meeting

We require majority approval on the items of business, except for the election of directors (see Our policy on majority voting on page 11).	WE NEED A QUORUM

1.   Elect directors

Eleven directors are nominated for election to our board to serve for a term of one year. Since our last annual meeting, the board appointed one new director to the board and she will stand for election for the first time. The other 10 nominated directors currently serve on the board. You can vote for all of the nominated directors, vote for some of

We can only hold the meeting and transact business if we have a quorum at the beginning of the meeting – when the people at the meeting hold, or represent by proxy, at least 25% of our total common shares issued and outstanding.

them and withhold votes for others, or withhold votes for all of them.

The director profiles starting on page 12 tell you about each director’s background and experience and membership on Cameco board committees.

We recommend you vote for all of the nominated directors.

2. Reappoint the auditors

You will vote on reappointing the independent auditors. Auditors reinforce the importance of a diligent and transparent financial reporting process, and strengthen investor confidence in our financial reporting.

The board, on the recommendation of the audit and finance committee, has proposed that KPMG LLP (KPMG) be reappointed as our auditors until the end of our next annual meeting. KPMG, or its predecessor firms, have been our auditors since Cameco was incorporated in 1988.. You can vote for reappointing KPMG, or you can withhold your vote.

KPMG provides us with three types of services:

●	audit services – generally relate to the audit and review of annual and interim financial statements and notes, conducting the annual audits of affiliates, auditing our internal controls over financial reporting and providing other services that may be required by regulators. These may include services for registration statements, prospectuses, reports and other documents that are filed with securities regulators, or other documents issued for securities offerings.

●	audit-related services – include advising on accounting matters, attest services not directly linked to the financial statements that are required by regulators and conducting audits of employee benefit plans.

●	tax services – relate to tax compliance and tax advice that are beyond the scope of the annual audit. These include reviewing transfer-pricing documentation and correspondence with tax authorities, preparing corporate tax returns, and advice on international tax matters, tax implications of capital market transactions and capital tax.

The table below shows the fees we paid to KPMG and its affiliates for services in 2015 and 2016. The board has invited a representative of KPMG to attend the meeting.

	2016 ($)	% OF TOTAL FEES (%)	2015 ($)	% OF TOTAL FEES (%)
Audit fees
Cameco[1]	1,559,400	57.7	1,939,000	57.3
Subsidiaries[2]	628,500	23.3	904,900	26.7
Total audit fees	2,187,900	81.0	2,843,900	84.0
Audit-related fees
Pensions and other	28,700	1.1	27,300	0.8
Total audit-related fees	28,700	1.1	27,300	0.8
Tax fees
Compliance	158,000	5.8	150,500	4.5
Planning and advice[3]	327,300	12.1	362,600	10.7
Total tax fees	485,300	17.9	513,100	15.2
Total fees	2,701,900	100.0	3,384,300	100.0

1.	The decrease in the fees we paid in 2016 from 2015 is mainly due to the timing of progress billings.

2.	The decrease in the fees we paid for subsidiary audits is due to the timing of progress billings, as well as a decrease in audit activity for the NUKEM companies.

3.	Includes fees paid for transfer pricing advisory.

We recommend you vote for reappointing KPMG as our auditors.

2017 MANAGEMENT PROXY CIRCULAR 5

3.   Receive financial statements

Our consolidated financial statements for the year ended December 31, 2016 will be presented at the meeting.

You can download a copy of our 2016 annual report (which includes our consolidated financial statements for the year ended December 31, 2016 and management’s discussion and analysis of these financial statements, and the auditors’ report) on our website (cameco.com/invest/financial-information). You received a copy of the annual report if you requested a copy or one was otherwise required to be sent to you.

4.   ‘Say on pay’

You will vote on our approach to executive compensation as disclosed in this circular starting on page 48. The board believes this non-binding advisory vote gives shareholders a timely and effective way to provide input to the board and the human resources and compensation committee on this important matter.

Every year the board and the human resources and compensation committee discuss the results and nature of shareholders’ comments as well as the trend in shareholders’ views on our approach to executive compensation.

Please take some time to read about our compensation strategy and how we assess performance, the sound decision-making by the board and how we manage compensation.

Vote for or against our approach to executive compensation by voting on the following resolution:

Be it resolved that, on an advisory basis and not to diminish the role and responsibilities of the board of directors for executive compensation, the shareholders accept the approach to executive compensation disclosed in Cameco’s management proxy circular delivered in advance of the 2017 annual meeting of shareholders.

We recommend you vote for our approach to executive compensation.

5.   Other business

We did not receive any shareholder proposals for this meeting, and are not aware of any other items of business to be considered at the meeting.

If other items of business are properly brought before the meeting, you (or your proxyholder) can vote as you deem appropriate.

MORE ABOUT ‘SAY ON PAY’

We have held an advisory vote on ‘say on pay’ every year since we introduced it in 2010. We monitor developments in executive compensation and evolving best practices to make sure our programs and decisions are appropriate. We do a comprehensive risk assessment of our executive compensation program every three years. Our last review was undertaken in 2015, and changes coming out of that review were implemented in 2016.

You can write to the board or committee chair about your views on executive compensation (see page 23 for details).

ABOUT VOTING RESULTS

We will disclose the voting results on the items of business in our report on the 2017 annual meeting shortly after the meeting.

Go to our website cameco.com/invest/events-

presentations/2017-annual-meeting-of-shareholders

or sedar.com following the meeting to see voting results.

6 CAMECO CORPORATION

About voting

Who can vote

Cameco has common shares and one class B share, but only holders of our common shares have full voting rights.

If you held common shares at the close of business on March 14, 2017 (the record date), you or the person you appoint as your proxyholder can attend the annual meeting and vote your shares. Each Cameco common share you own represents one vote, except where ownership and voting restrictions apply.

As of March 10, 2017, we had 395,792,522 common shares issued and outstanding.

Ownership and voting restrictions

There are restrictions on owning, controlling and voting Cameco common shares whether you own the shares as a registered shareholder, hold them beneficially, or control your investment interest in Cameco directly or indirectly.

These are described in the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) (ENL Reorganization Act) and our company articles.

See Appendix A on page 93 for the definitions in the ENL Reorganization Act, including definitions of resident and non-resident. The following is a summary of the limitations listed in our company articles.

RESIDENTS

A Canadian resident, either individually or together with associates, cannot hold, beneficially own or control shares or other Cameco securities, directly or indirectly, representing more than 25% of the total votes that can be cast to elect directors.

NON-RESIDENTS

A non-resident of Canada, either individually or together with associates, cannot hold, beneficially own or control shares or other Cameco securities, directly or indirectly, representing more than 15% of the total votes that can be cast to elect directors.

VOTING RESTRICTIONS

All votes cast at the meeting by non-residents, either beneficially or controlled directly or indirectly, will be counted and pro-rated collectively to limit the proportion of votes cast by non-residents to no more than 25% of the total shareholder votes cast at the meeting.

RESIDENCY DECLARATIONS

We require shareholders to declare their residency, ownership of Cameco shares, and other things relating to the restrictions, so we can verify compliance with the ownership and voting restrictions on our shares.

Nominees such as banks, trust companies, securities brokers or other financial institutions who hold the shares on behalf of non-registered shareholders need to make the declaration on their behalf.

If you own the shares in your name, you will need to complete the residency declaration on the enclosed proxy form. Copies will be available at the meeting if you are planning to attend the meeting. If we do not receive your residency declaration, we may consider you to be a non-resident of Canada.

The chair of the meeting may ask shareholders and their nominees for additional information to verify compliance with our ownership and voting restrictions. The chair of the meeting will use the declarations and other information to decide whether our ownership restrictions have been complied with.

WHY RESIDENCY IS IMPORTANT

Cameco shares have restrictions on ownership and voting for residents and non-residents of Canada. Ownership restrictions were put in place so that Cameco would remain Canadian controlled. The uranium mining industry has restrictions on ownership by non-residents.

A non-resident is:

●  an individual, other than a Canadian citizen, who is not ordinarily resident in Canada

●  a corporation

●  that was incorporated, formed or otherwise organized outside Canada, or

●  that is controlled by non-residents, either directly or indirectly

●  a trust

●  that was established by a non-resident, other than a trust for the administration of a pension fund for individuals where the majority of the individuals are residents or

●  where non-residents have more than 50% of the beneficial interest

●  a foreign government or foreign government agency.

Anyone not included in the above description of non-resident is considered a resident. Residents can be individuals, corporations, trusts and governments or government agencies.

ENFORCEMENT

The company articles allow us to enforce the ownership and voting restrictions by:

●  suspending voting rights

●  forfeiting dividends

●  prohibiting the issue and transfer of Cameco shares

●  requiring the sale or disposition of Cameco shares

●  suspending all other shareholder rights.

2017 MANAGEMENT PROXY CIRCULAR 7

Principal holders of common shares

As of March 10, 2017, management, to the best of its knowledge, is not aware of any shareholder holding 5% or more of our common shares.

Our class B share

The province of Saskatchewan holds our one class B share. This entitles the province to receive notices of and attend all meetings of shareholders, for any class or series.

The class B shareholder can only vote at a meeting of class B shareholders, and votes as a separate class if there is a proposal to:

●  amend Part 1 of Schedule B of the articles, which states that:

●  Cameco’s registered office and head office operations must be in Saskatchewan

●  the executive officers and generally all of the senior officers (vice-presidents and above) must live in Saskatchewan

●  all annual meetings of shareholders must be held in Saskatchewan

●  amalgamate, if it would require an amendment to Part 1 of Schedule B, or

●  amend the articles in a way that would change the rights of class B shareholders.

HOW CAMECO WAS FORMED

Cameco Corporation was formed in 1988 by privatizing two Crown corporations, combining the uranium mining and milling operations of Saskatchewan Mining Development Corporation and the uranium mining, refining and conversion operations of Eldorado Nuclear Limited.

Cameco received these assets in exchange for:

●  assuming substantially all of the current liabilities and certain other liabilities of the two Crown corporations

●  issuing common shares

●  issuing one class B share

●  issuing promissory notes.

The company was incorporated under the Canada Business Corporations Act.

You can find more information about our history in our most recent annual information form, which is available on our website (cameco.com/investors).

8 CAMECO CORPORATION

How to vote

You can vote by proxy, or you can attend the meeting and vote your shares in person. We send proxy materials directly to our registered shareholders and provide materials to intermediaries to forward to non-registered shareholders. We pay the cost of proxy solicitation for all registered and non-registered shareholders.

Send your completed proxy form right away. Make sure you allow enough time for it to reach our transfer agent if you are sending it by mail. CST Trust Company must receive your proxy voting instructions before 8:30 a.m. CST on Tuesday, May 9, 2017 for it to be valid.

ARE YOU A REGISTERED OR A NON-REGISTERED SHAREHOLDER?

You are a registered shareholder if your name appears on your share certificate.

You are a non-registered (beneficial) shareholder if your bank, trust company, securities broker, trustee or other financial institution holds your shares (your nominee). This means the shares are registered in your nominee’s name, and you are the beneficial shareholder. Many of our shareholders are non-registered shareholders.

The voting process is different depending on whether you are a registered or non-registered shareholder (see below for details).

	NON-REGISTERED (BENEFICIAL) SHAREHOLDERS	REGISTERED SHAREHOLDERS

If you do not plan to come to the meeting, vote your shares by proxy.

Voting by proxy is the easiest way to vote – it means you are giving someone else the authority to attend the meeting and vote for you.

You should be able to submit your voting instructions online or by fax or mail by following the instructions on your voting instruction form.

Alternatively, you can appoint a proxyholder to attend the meeting and vote your shares for you by following the instructions on your voting instruction form.

If you are appointing someone else to attend the meeting and vote your shares, make sure your appointee knows that he or she must attend the meeting and vote your shares, otherwise your vote will not be counted. Your nominee will likely need to receive instructions from you at least one business day before Tuesday, May 9, 2017.

If you appoint someone other than the Cameco proxyholders without specifying how you want your appointee to vote, your appointee will have full discretionary authority to vote as they see fit.

You can vote your shares by proxy. Complete the proxy form and send it to CST Trust Company or vote your shares online or by fax by following the instructions on your proxy form.

Alternatively, you can appoint a proxyholder to attend the meeting and vote your shares for you by following the instructions on your proxy form.

Make sure your appointee knows that he or she must attend the meeting and vote your shares, otherwise your vote will not be counted. CST Trust Company will likely need to receive voting instructions from you at least one business day before Tuesday, May 9, 2017.

If you appoint someone other than the Cameco proxyholders without specifying how you want your appointee to vote, your appointee will have full discretionary authority to vote as they see fit.

If you want to come to the meeting and vote in person.

Follow the instructions on your voting instruction form to appoint yourself as proxyholder, and return the voting instruction form as instructed by your intermediary (you may be able to do this online, or by fax or mail).

You will need to register with a representative of CST Trust Company when you arrive at the meeting.

Do not complete the enclosed proxy form. Your vote will be taken and counted at the meeting. If you vote in person at the meeting, any proxy previously given will be automatically revoked.

Be sure to register with a representative of CST Trust Company when you arrive at the meeting.

If you change your mind, you can revoke your proxy or voting instructions.

Any new instructions will only take effect if they are received by CST Trust Company before 8:30 a.m. on Tuesday, May 9, 2017 or 48 hours before the meeting is reconvened if the meeting is postponed or adjourned.

Contact your nominee if you need help providing new voting instructions, if you want to revoke your voting instructions (without giving new instructions) or if you want to vote in person instead.

You can revoke your proxy without providing new voting instructions by:

●  sending a notice in writing to the corporate secretary at Cameco, at 2121 - 11th Street West, Saskatoon, Saskatchewan S7M 1J3, so he receives it by 5 p.m. CST on the last business day before the meeting (Wednesday, May 10, 2017)

●  giving a notice in writing to the chair of the meeting before the start of the meeting

●  giving notice in any other manner permitted by law.

The notice can be from you or your attorney, if he or she has your written authorization. If your shares are owned by a corporation, the written notice must be from its authorized officer or attorney.

2017 MANAGEMENT PROXY CIRCULAR 9

Voting by proxy

Voting by proxy is the easiest way to vote. It means you are giving someone else the authority to attend the meeting and vote for you (called your proxyholder).

If you are a registered shareholder, Tim Gitzel, president and CEO of Cameco, or in his absence Sean Quinn, senior vice-president, chief legal officer and corporate secretary (the Cameco proxyholders), have agreed to act as proxyholder to vote your shares for you at the meeting according to your instructions. Or you can appoint someone else to represent you and vote your shares at the meeting (see the table on page 9).

If you appoint the Cameco proxyholders but do not tell them how you want to vote your shares, your shares will be voted:

●  for electing each nominated director

●  for appointing KPMG LLP as auditors

●  for the advisory vote on our approach to executive compensation.

Other important things to know

If for any reason a nominated director becomes unable to serve, your proxyholder has the right to vote for another nominated director at their discretion, unless you have indicated that you want to withhold your shares from voting on the election of directors.

If there are amendments or other items of business that properly come before the meeting, your proxyholder can vote on each matter as they see fit, as permitted by law, whether or not it is a routine matter, an amendment or contested item of business.

The chair of the meeting has the discretion to accept or reject any late proxies, and can waive or extend the deadline for receiving proxy voting instructions without notice.

If the meeting is postponed or adjourned, the deadline for CST Trust Company to receive your voting instructions will be extended to 48 hours (excluding Saturdays, Sundays and statutory holidays) before the meeting is reconvened for your new voting instructions to be valid. See the table on page 9 for further instructions.

If you are revoking your proxy without giving new voting instructions, the corporate secretary must receive the notice by 5 p.m. CST on the day before the meeting is reconvened or you must give notice to the chair of the meeting before the start of the reconvened meeting.

QUESTIONS?

If you have questions about voting, completing the proxy form or residency declaration, or about the meeting in general, please contact Kingsdale Advisors, our strategic shareholder services advisor and proxy solicitation agent:

Phone:  1.888.518.1558

              (toll free within North America)

              1.416.867.2272

              (collect from outside North America)

Email:    contactus@kingsdaleadvisors.com

10 CAMECO CORPORATION

About the nominated directors

Our board of directors is responsible for overseeing management and our business affairs. As shareholders, you elect the board to act in the best interests of Cameco.

This year the board has nominated directors. Since our last annual meeting, the board appointed Kathryn Jackson to the board and she will stand for election for the first time. The other 10 directors currently serve on the board and have agreed to stand for re-election.

The following directors are nominated for election:

Ian Bruce Daniel Camus John Clappison Donald Deranger Catherine Gignac Tim Gitzel	Jim Gowans Kathryn Jackson Don Kayne Anne McLellan Neil McMillan

WHERE TO FIND IT

Director profiles.......................................................	12
Meeting attendance................................................	19
Director development..............................................	20
About the board.......................................................	26
Board committees...................................................	36

This year’s nominated directors have been selected based on their collective ability to contribute expertise to the broad range of issues the board faces when carrying out its responsibilities in overseeing our business and affairs. The director profiles, starting on the next page, tell you about each director’s skills, experience, and other important things to consider, including how much equity in Cameco they own and any other public company boards they sit on.

OUR POLICY ON MAJORITY VOTING

Under corporate law, a nominated director can be elected with a single vote cast in his or her favour, no matter how many votes were withheld.

The board adopted a majority voting policy in 2006 to govern the election of directors in an uncontested election (where the number of nominated directors equals the number of board positions). It requires each director to receive a majority of votes cast in his or her favour in order to be elected.

Any director who does not receive a majority of votes cast in his or her favour in an uncontested election is required to submit his or her resignation to the board.

Our nominating, corporate governance and risk committee will review the voting result and recommend to the board whether to accept the resignation or not within 90 days of the meeting. Unless there are exceptional circumstances, the committee and the board will accept the resignation and it will then take effect. The director who submitted a resignation does not participate in any board or committee deliberations on the matter.

The board will announce its decision immediately. If it rejects the resignation, it will fully explain why. If the board accepts the resignation, it may appoint a new director to fill the vacancy.

2017 MANAGEMENT PROXY CIRCULAR 11

Director profiles

The following pages tell you about each nominated director as of March 10, 2017, including their background, experience, 2016 voting results at last year’s annual meeting and their 2016 meeting attendance. Nine of the 11 nominated directors (82%) are independent.

Non-executive directors receive part of their compensation in deferred share units (DSUs), aligning the interests of our directors and shareholders. Each profile shows the total value of the director’s shares and DSUs, and each director has provided the information about the Cameco shares they own or exercise control or direction over. Holdings are as of December 31, 2016, and we have calculated the value by using $14.04 for 2016 and $17.07 for 2015, the year-end closing prices of Cameco shares on the Toronto Stock Exchange (TSX). When reviewing compliance with our share ownership guidelines, we use our year-end share price on the TSX or the price the shares or units were acquired at, whichever is higher.

All directors are in compliance with their share ownership guidelines. Tim Gitzel, our CEO, meets his executive share ownership guidelines (see page 62).

See page 46 for the portion of the total retainer that each non-executive director received in DSUs in 2016.

Director since 2002

Saskatoon, SK

Canadian

Experience

●  CEO experience

●  Executive

    compensation

●  Government

    relations

●  Investment industry

●  Mining

●  Risk management

Neil McMillan (65) | Chair of the board | Independent

Neil McMillan is the former president and CEO of Claude Resources Inc., a Saskatchewan-based gold mining company. Neil previously served on the board of Atomic Energy Canada Ltd., a Canadian government nuclear reactor production and services company and currently serves on the board of Shore Gold Inc.

Neil holds a bachelor of arts degree from the University of Saskatchewan, and is a former member of the Saskatchewan legislature. Neil’s CEO experience gives the board access to a ground level view of many of the daily mining risks and opportunities faced by Cameco. His background as an investment adviser and legislator, and his knowledge of the political and business environment

Neil has been a Cameco director for 14 years. He brings extensive business, industry and senior executive experience to the board. He serves as chair of the Cameco board and is an ex-officio member of each of the five board committees.

in Saskatchewan, are valuable when the board is reviewing investment opportunities. In addition to his extensive experience as a senior executive, he has served on the compensation and audit committees of other public company boards. Neil served as a director of Philom Bios Inc. from 1997 to 2003 and as a director of Claude Resources Inc. from 1995 to 2014.

2016 VOTING RESULTS				2016 ATTENDANCE
	BOARD AND COMMITTEE MEMBERSHIP	IN PERSON	TELECONFERENCE	OVERALL*
98.5% for 1.5% withheld	Board of directors (chair)	5 of 5	5 of 5	100%

* As board chair, Neil also attended all 25 committee meetings as an ex-officio member.
OTHER PUBLIC COMPANY BOARDS AND COMMITTEE MEMBERSHIPS

Shore Gold Inc.		Audit, Compensation
SECURITIES HELD

Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	Meets share ownership targets

2016 2015 Change	600 600 –	66,064 64,157 1,907	66,664 64,757 1,907	$935,967 $1,105,406 $(169,439)	Yes (115%)

For share ownership compliance, Neil’s shares and DSUs held at December 31, 2016 are valued at $1,729,600.

12 CAMECO CORPORATION

Director since 2012 Calgary, AB Canadian Experience ● CEO experience ● Finance ● Investment banking ● Mergers and acquisitions ● Risk management	Ian Bruce (63) | Independent
	Ian Bruce is the former president and CEO of Peters & Co. Limited, an independent investment dealer. He has more than 30 years of experience in investment banking with specialization in corporate finance and mergers and acquisitions, predominantly in the oil and gas industry.

Ian brings a strong finance and investment banking background as well as board, executive and energy sector experience to the Cameco board and his work on three of our board committees. He also serves on the audit committees of one other public company.

Ian is a fellow of the Chartered Professional Accountants of Alberta, a recognized Specialist in Valuation under Canadian CPA rules, and is a chartered business valuator. He is a past member of the Expert Panel on Securities Regulation for the Minister of Finance of Canada. Ian is also a past board member and chair of the Investment Industry Association of Canada.

	Ian is a director of the private companies Ambyint Inc. (formerly Pumpwell Solutions Ltd.), Laricina Energy Ltd. and Production Plus Energy Services Inc. (formerly TriAxon Oil Corp.).

	2016 VOTING RESULTS				2016 ATTENDANCE

		BOARD AND COMMITTEE MEMBERSHIP	IN PERSON	TELECONFERENCE	OVERALL

	90.3% for	Board of directors	5 of 5	5 of 5	100%
	9.7% withheld	Audit and finance	5 of 5	1 of 1	100%
		Human resources and compensation	4 of 4	3 of 3	100%
		Reserves oversight	1 of 1	1 of 1	100%
	OTHER PUBLIC COMPANY BOARDS AND COMMITTEE MEMBERSHIPS

Northern Blizzard Resources Inc. Lead director, Audit (chair), Compensation
SECURITIES HELD

Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	Meets share ownership targets

2016	75,000	28,284	103,284	$1,450,109	Yes (347%)
2015	75,000	19,700	94,700	$1,616,530
Change	–	8,584	8,584	$(166,421)

For share ownership compliance, Ian’s shares and DSUs held at December 31, 2016 are valued at $2,219,132.

Ian is a director of Laricina Energy Limited (Laricina), a junior oil sands private company, since 2013. Laricina was under Companies’ Creditors Arrangement Act (Canada) (CCAA) protection from March 26, 2015 until February 1, 2016, when it exited from CCAA protection. Its restructuring plan was approved by the Alberta Court of Queen’s Bench on July 22, 2015.

Director since 2011

Geneva, Switzerland

Canadian and French

Experience

●  Nuclear industry

●  Finance

●  Electricity industry

●  Executive

    compensation

●  International

●  Mergers and

    acquisitions

●  Risk management

Daniel Camus (64) | Independent

Daniel Camus is CFO of the humanitarian finance organization, The Global Fund to Fight AIDS, Tuberculosis and Malaria since 2013. He is the former group CFO and head of strategy and international activities of Electricité de France SA (EDF). Based in France, EDF is an integrated energy operator active in the generation (including nuclear generation), distribution, transmission, supply and trading of electrical energy with international subsidiaries.

Daniel holds a PhD in Economics from Sorbonne University, and an MBA in finance and economics from the Institute d’Études Politiques de Paris. Over the past 25 years, he has held various senior roles with the Aventis and Hoechst AG Groups in Germany, the US, Canada and France. He has been chair of several audit committees and brings experience in human resources and executive compensation

Daniel brings CFO, international business and energy sector experience, in particular in nuclear, to the Cameco board and the three committees he is a member of. He also chairs the audit committee of another public company.

through his senior executive roles at international companies where he worked on business integrations in Germany, the US, Canada and France. He was a director of the public companies Morphosys AG, Munich from 2003 to 2015, and Vivendi SA, Paris from 2010 to 2015.

2016 VOTING RESULTS	BOARD AND COMMITTEE MEMBERSHIP			2016 ATTENDANCE

		IN PERSON	TELECONFERENCE	OVERALL

90.1% for	Board of directors	5 of 5	5 of 5	100%
9.9% withheld	Audit and finance	5 of 5	1 of 1	100%
	Human resources and compensation	4 of 4	3 of 3	100%
	Safety, health and environment	1 of 1		100%
OTHER PUBLIC COMPANY BOARDS AND COMMITTEE MEMBERSHIPS
Valeo SA, Paris Audit and risks (chair)
SGL Carbon SE, Wiesbaden Governance and ethics (chair), Nomination, Strategy/technology (chair)
SECURITIES HELD

Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	Meets share ownership targets

2016	–	61,214	61,214	$859,443	Yes (182%)
2015	–	48,709	48,709	$831,462
Change	–	12,505	12,505	$27,981

For share ownership compliance, Daniel’s shares and DSUs held at December 31, 2016 are valued at $1,164,968.

2017 MANAGEMENT PROXY CIRCULAR 13

Director since 2006 Toronto, ON Canadian Experience ● Finance ● Risk management ● Corporate governance ● Executive compensation	John Clappison (70) | Independent

John Clappison is a corporate director and the former managing partner of the Greater Toronto Area office of PricewaterhouseCoopers LLP, where he spent 37 years. He is a fellow of the Chartered Professional Accountants of Ontario.

In addition to his extensive financial experience, John brings to Cameco’s board his experience in governance, risk management and executive compensation. He also brings international business acumen as a senior member of the PwC executive team.

In addition to the public company boards listed below, John serves as a director of the private company, Summitt Energy Holdings GP Inc. and was a director of the public companies Inmet Mining Corporation from 2010 to 2013 and Canadian Real Estate Investment from 2007 to 2011. He currently chairs the audit and risk committee for Rogers Communications Inc. and the governance, nominating and investment committee for Sun Life Financial Inc.

John brings extensive financial experience as well as governance, risk management, compensation and other business experience to the Cameco board. He serves on two of our board committees, including as chair of the audit and finance committee, and is currently a member of two other public company boards.

	2016 VOTING RESULTS				2016 ATTENDANCE

		BOARD AND COMMITTEE MEMBERSHIP	IN PERSON	TELECONFERENCE	OVERALL

	98.4% for	Board of directors	5 of 5	5 of 5	100%
	1.6% withheld	Audit and finance (chair)	5 of 5	1 of 1	100%
		Nominating, corporate governance and risk	4 of 4	1 of 1	100%
	OTHER PUBLIC COMPANY BOARDS AND COMMITTEE MEMBERSHIPS

Rogers Communications Inc. Sun Life Financial Inc.		Audit and risk (chair), Pension, Corporate governance Governance, nominating and investment (chair), Audit
SECURITIES HELD

Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	Meets share ownership targets

2016	3,000	43,328	46,328	$650,443	Yes (174%)
2015	3,000	42,077	45,077	$769,466
Change	–	1,251	1,251	$(119,023)

For share ownership compliance, John’s shares and DSUs held at December 31, 2016 are valued at $1,111,708.

Director since 2009 Prince Albert, SK Canadian Experience ● Aboriginal affairs ● First Nations ● Corporate governance	Donald Deranger (61) | Not independent

Donald Deranger is an advisor to the Athabasca Basin Development Corporation and non-executive chair of the board of Points Athabasca Contracting Limited Partnership, a northern Saskatchewan aboriginal contractor, which does business with Cameco. He is also a governance advisor to Fond Du Lac, a Dené Nation located in the Athabasca basin.

Donald is the past president of Learning Together, a non-profit aboriginal organization that works to build relationships with the mining industry, which he continues to assist in an ex-officio capacity. He was the Athabasca vice chief of the Prince Albert Grand Council from 2003 to 2012. Donald serves as a director of the Sylvia Fedorchuk Centre for Nuclear Innovation since 2014. He also served as a director of the Tazi Twe Hydroelectric Project from 2014 to 2016.

Donald’s experience as a contractor in northern Saskatchewan and leader in the Saskatchewan aboriginal community provides a rich, valuable and unique perspective to the Cameco board and his work on two of our board committees.

An award-winning leader in the Saskatchewan aboriginal community, Donald brings to the board a deep understanding of the culture and peoples of northern Saskatchewan where our richest assets are located. Donald has not served on any other public company boards over the past five years.

	2016 VOTING RESULTS				2016 ATTENDANCE

		BOARD AND COMMITTEE MEMBERSHIP	IN PERSON	TELECONFERENCE	OVERALL

	98.5% for	Board of directors	5 of 5	5 of 5	100%
	1.5% withheld	Reserves oversight	2 of 2	1 of 1	100%
		Safety, health and environment	4 of 4		100%
	Other public company boards and committee memberships: none

SECURITIES HELD

Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	Meets share ownership targets

2016	–	41,899	41,899	$588,266	Yes (132%)
2015	–	33,776	33,776	$576,563
Change	–	8,123	8,123	$11,703

For share ownership compliance, Donald’s shares and DSUs held at December 31, 2016 are valued at $847,417.

14 CAMECO CORPORATION

Director since 2014 Mississauga, ON Canadian Experience ● Mining, exploration and operations ● Investment industry ● Mineral resource estimation ● Project value analysis	Catherine Gignac (55) | Independent
	Catherine Gignac is a corporate director since 2011. She has more than 30 years of experience in capital markets and the mining industry. Catherine has held senior positions as a mining equity research analyst with leading global brokerage firms and independent boutiques, including NCP Northland Capital Partners from 2009 to 2011. She has extensive experience in project value and investment analysis, and spent her early working years as a geologist.

Catherine’s extensive career as a mining equity research analyst and geologist, and experience in project value analysis and mergers and acquisitions expand the range of the board’s skills. She is chair of our reserves oversight committee and also serves on two other board committees.

Catherine is a member of the Institute of Corporate Directors, the CFA Institute, the Mineral Resource Analyst Group, the Canadian Institute of Mining & Metallurgy and the Prospectors and Developers Association of Canada (PDAC).

Catherine served on the board of St. Andrew Goldfields Ltd. from 2011 to 2015 and the board of Azul Ventures Inc. from 2012 to 2013. She was the principal of Catherine Gignac & Associates from 2011 to 2015. She volunteers with the Canadian Securities Administrators’ mining technical advisory and monitoring committee, the convention planning committee for the PDAC and Crohn’s & Colitis Canada.

	2016 VOTING RESULTS				2016 ATTENDANCE

		BOARD AND COMMITTEE MEMBERSHIP	IN PERSON	TELECONFERENCE	OVERALL

	99.1% for	Board of directors	5 of 5	5 of 5	100%
	0.9% withheld	Audit and finance	5 of 5	1 of 1	100%
		Reserves oversight (chair)	2 of 2	1 of 1	100%
		Safety, health and environment	3 of 3		100%
	OTHER PUBLIC COMPANY BOARDS AND COMMITTEE MEMBERSHIPS

Corvus Gold Inc. Trevali Mining Corporation		Board chair, Compensation, Corporate governance and nominating Audit, Nominating and corporate governance, Sustainability
SECURITIES HELD

Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	Meets share ownership targets

2016	15,000	17,266	32,266	$453,012	On track (83%) Catherine has until January 2021 to acquire additional shares and DSUs to meet her target
2015	3,000	9,998	12,998	$221,869
Change	12,000	7,268	19,268	$231,143

For share ownership compliance, Catherine’s shares and DSUs held at December 31, 2016 are valued at $533,339.

2017 MANAGEMENT PROXY CIRCULAR 15

Director since 2011 Saskatoon, SK Canadian Experience ● International ● Mining ● Nuclear industry ● Risk management	Tim Gitzel (54) | President and CEO | Not independent

Tim Gitzel has been president and CEO of Cameco since 2011. He was appointed president in 2010 and served as senior vice-president and chief operating officer (COO) from 2007 to 2010. Tim has more than 20 years of senior management experience in Canadian and international uranium activities. Prior to joining Cameco, he was executive vice president, mining business unit for AREVA in Paris, France, where he was responsible for global uranium, gold, exploration and decommissioning operations in 11 countries.

Tim received his bachelor of arts and law degrees from the University of Saskatchewan. He participated in an executive education programme facilitated by INSEAD in France. He was appointed to the board of the Nuclear Energy Institute in 2011 and to The Mosaic Company board in October 2013. He served as chair of the World Nuclear Association from 2012 to 2014 and continues to serve as a member of the board. He is also a member of the Business Council of Canada.

As Cameco’s president

and CEO, Tim brings the

day-to-day business and

operations perspective to

the board, and is

responsible for executing

Cameco’s strategy. Tim

has over two decades of

industry experience and

brings added perspective

as a member of the board

of the World Nuclear

Association.

Tim is past president of the Saskatchewan Mining Association, and has served on the boards of SaskEnergy Corporation, the Saskatchewan Chamber of Commerce and Junior Achievement of Saskatchewan. He serves our community in numerous capacities, including several current and past leadership positions with charitable and non-profit organizations. Except for the public company listed below, Tim has not served on any other public company boards over the past five years.

2016 VOTING RESULTS				2016 ATTENDANCE

	BOARD AND COMMITTEE MEMBERSHIP	IN PERSON	TELECONFERENCE	OVERALL

90.0% for	Board of directors	5 of 5	5 of 5	100%
1.0% withheld
OTHER PUBLIC COMPANY BOARDS AND COMMITTEE MEMBERSHIPS

The Mosaic Company	Audit, Corporate governance and nominating
SECURITIES HELD

Year	Cameco shares	PSUs*	RSUs	Total shares, PSUs and RSUs	Total value of shares, PSUs and RSUs**	Meets share ownership targets

2016	221,854	234,300	–	456,154	$6,404,402	See page 62 for the CEO
2015	181,968	163,900	–	345,868	$5,903,967	ownership requirement (no
Change	39,886	70,400	–	110,286	$500,435	requirement as a director)

*	Excludes PSUs that vested on December 31 of the year.

**	Value of shares ($3,114,830) and PSUs ($3,289,572) for 2016 are calculated using $14.04 for 2016 and $17.07 for 2015, the year-end closing prices of Cameco shares on the TSX. This is the total value of Tim’s accumulated shares and other equity-based holdings.

Options held: See Incentive plan awards on page 82.

16 CAMECO CORPORATION

Director since 2009 Surrey, BC Canadian Experience ● CEO experience ● Mining and exploration ● Executive compensation ● International	Jim Gowans (65) | Independent

Jim Gowans has been president and CEO and a director of Arizona Mining Inc. since January 2016. He was senior advisor to the chair of the board of Barrick Gold Corporation from August to December 2015, co-president from July 2014 to August 2015 and executive vice president and COO from January to July 2014. He served as managing director of the Debswana Diamond Company in Botswana from 2011 to 2014. He has extensive experience as a senior executive in the mining industry, including holding executive positions at DeBeers SA, DeBeers Canada Inc. and PT Inco in Indonesia. Jim is the past chair of the Mining Association of Canada.

Jim received a bachelor of applied science degree in mineral engineering from the University of British Columbia and attended the Banff School of Advanced Management. He has extensive mining knowledge and perspective on the importance of corporate social responsibility and brings human resources experience as a former vice president, human resources at Placer Dome.

Jim brings strong experience in the resource sector to Cameco’s board through an extensive career as a senior executive with several major mining companies and his role as past chair of The Mining Association of Canada. He serves on three of our board committees including as chair of the safety, health and environment committee.

Jim was a director of the public company PhosCan Chemical Corp. from 2008 to June 2014,

and he served on its compensation committee for the full tenure. In addition to the public company boards listed below, Jim is a director of the private company, Gedex Technologies Inc., since 2015.

	2016 VOTING RESULTS				2015 ATTENDANCE

		BOARD AND COMMITTEE MEMBERSHIP	IN PERSON	TELECONFERENCE	OVERALL

	95.6% for	Board of directors	5 of 5	5 of 5	100%
	4.4% withheld	Nominating, corporate governance and risk	3 of 3		100%
		Reserves oversight	2 of 2	1 of 1	100%
		Safety, health and environment (chair)	4 of 4		100%
	OTHER PUBLIC COMPANY BOARDS AND COMMITTEE MEMBERSHIPS[1]

Arizona Mining Inc. Dominion Diamond Corporation	– Chair
SECURITIES HELD

Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	Meets share ownership targets

2016	1,000	58,057	59,057	$829,167	Yes (197%)
2015	1,000	56,381	57,381	$979,502
Change	–	1,676	1,676	$(150,335)

For share ownership compliance, Jim’s shares and DSUs held at December 31, 2016 are valued at $1,257,988. [1]See page 29 for more information about Jim’s capacity to serve on Cameco’s board.

Director since 2017 Sewickley, PA, USA American Experience ● Nuclear industry ● Risk management ● Operational excellence ● Technology	Kathryn (Kate) Jackson (59) | Independent

Kate has been a corporate director since 2008. She is the former senior vice-president and chief technology officer of RTI International Metals Inc. (from 2014 to 2015) and prior to that, senior vice-president and chief technology officer for Westinghouse Electric Company (from 2008 to 2014), which included responsibility for sustainability and environment, health and safety. She has held various senior positions at the Tennessee Valley Authority and Alcoa Corporation.

Kate received a doctorate and a master’s degree in engineering and public policy from Carnegie Mellon University. She also holds a master’s degree in industrial engineering management from the University of Pittsburgh and a bachelor’s degree in physics from Grove City College.

Kate was appointed to Cameco’s board in January 2017. She brings extensive senior management and board experience in highly technical industries including nuclear power generation, and has worked on both the utility and supplier side of the industry.

Kate chaired the ISO New England Inc. board from 2008 to 2014. ISO New England Inc. is an independent non-profit regional transmission organization serving a number of Eastern US states. Kate is a member of Carnegie Mellon University School of Engineering and the Dean’s Advisory Council and sits on the advisory board of the Carnegie Mellon Electricity Industry Centre.

	2016 VOTING RESULTS				2016 ATTENDANCE

		BOARD AND COMMITTEE MEMBERSHIP	IN PERSON	TELECONFERENCE	OVERALL

	n/a	Kathryn has not yet been appointed to any committee. Since her appointment on January 1, 2017, she has been attending all committee meetings as part of her director orientation.			n/a
OTHER PUBLIC COMPANY BOARDS AND COMMITTEE MEMBERSHIPS

HydroOne Limited                         Nominating, Corporate Governance, Public Policy & Regulatory Committee and Health, Safety,

                                                       Environment and First Nations & Métis Committee

Portland General Electric              Compensation and Human Resources Committee and Finance Committee

SECURITIES HELD

Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	Meets share ownership targets

2016	90	–	90	$1,264	Kathryn has until January 2022 to acquire shares and DSUs to meet her target

2017 MANAGEMENT PROXY CIRCULAR 17

Director since 2016 Tsawwassen, BC Canadian Experience ● CEO experience ● International ● Executive compensation ● Safety, health and environment ● Mergers and acquisitions

Don Kayne (59) | Independent

Don Kayne has been the president and CEO of Canfor Corporation since May 2011. He has also been the CEO of Canfor Pulp Products Incorporated since September 2012.

Don has spent his entire career at Canfor, starting out as a regional sales representative in 1979. Prior to being appointed CEO, Don spent 10 years as Canfor’s vice president of sales and marketing, and is one of the lead architects of the market for British Columbia lumber in China. Don’s work growing markets for Canfor products around the world has provided him with deep connections to markets and customers in every region Canfor serves.

Don is a director of the Bi-National Softwood Lumber Council, Forest Products Association of Canada, Council of Forest Industries, Alberta Forest Products Association and the BC Lumber Trade Council. Don is vice chair of the Bi-National Softwood Lumber Council and serves as chair of its programs committee. He is an audit committee member and the former board chair of the Forest Products Association of Canada. He is also chair of the charitable organization Educating Girls of Rural China Foundation, which works to transform the lives of women and communities in rural areas of western China by providing access to education.

Don was appointed to

Cameco’s board in January

2016. He brings many years

of experience as a business

executive in Canada’s

resource industry to the

Cameco board as well as

valuable insights into

emerging Asian markets

where Cameco does

business.

	2016 VOTING RESULTS				2016 ATTENDANCE

		BOARD AND COMMITTEE MEMBERSHIP	IN PERSON	TELECONFERENCE	OVERALL

	99.0% for	Board of directors	5 of 5	5 of 5	100%
	1.0% withheld	Human resources and compensation	3 of 3		100%
		Reserves oversight	1 of 1		100%
		Safety, health and environment	3 of 3		100%

*Don was appointed to three committees in May 2016. He also attended 6 committee meetings from February through May as part of his director orientation.

Other public company boards and committee memberships: none

SECURITIES HELD

Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	Meets share ownership targets

2016	–	14,911	14,911	$209,346	On track (34%)
2015	–	–	–	–	Don has until January 2021
Change	–	14,911	14,911	$209,346	to acquire shares and DSUs
					to meet his target

For share ownership compliance, Don’s shares and DSUs held at December 31, 2016 are valued at $217,790.

Director since 2006 Edmonton, AB Canadian Experience ● Corporate governance ● Corporate social responsibility ● Executive compensation ● Government relations ● Health and safety	Anne McLellan (66) | Independent
	The Honourable Anne McLellan is a former deputy prime minister of Canada and has held several senior cabinet positions, including federal Minister of Natural Resources, Minister of Health, Minister of Justice and Attorney General of Canada, and federal interlocutor of Métis and non-status Indians. She was also a distinguished scholar in residence at the University of Alberta in the Alberta Institute for American Studies from 2006 to 2013 and is senior advisor in the national law firm Bennett Jones LLP. Anne has been the Chancellor of Dalhousie University since May 2015.

Anne is a lawyer and corporate director and brings a rich and broad perspective on business and governance to Cameco’s board and three committees through her work experience and distinguished career in public service and higher education in Canada. Anne held a number of ministerial portfolios and also served as former deputy prime minister of Canada.

Anne holds a bachelor of arts degree and a law degree from Dalhousie University, and a master of laws degree from King’s College, University of London. In addition to her extensive experience in federal administration and policy, Anne served on the board of Nexen Inc. from 2006 to 2013. Anne also served on the board of the Edmonton Regional Airport Authority, Canada’s fifth largest airport, from 2008 to 2015 where she served as chair of the governance and compensation committee.

	2016 VOTING RESULTS				2016 ATTENDANCE

		BOARD AND COMMITTEE MEMBERSHIP	IN PERSON	TELECONFERENCE	OVERALL

	90.0% for	Board of directors	5 of 5	5 of 5	100%
	10.00% withheld	Human resources and compensation	4 of 4	3 of 3	100%
		Nominating, corporate governance and risk (chair)	4 of 4	1 of 1	100%
		Safety, health and environment	2 of 2		100%
	OTHER PUBLIC COMPANY BOARDS AND COMMITTEE MEMBERSHIPS

Agrium Inc.		Audit, Environment, health, safety and security (chair)
SECURITIES HELD

Year	Cameco shares	DSUs	Total shares and DSUs	Total value of shares and DSUs	Meets share ownership targets

2016	100	38,253	38,253	$538,478	Yes (145%)
2015	100	33,413	33,513	$572,066
Change	–	4,840	4,840	$(33,588)

For share ownership compliance, Anne’s shares and DSUs held at December 31, 2016 are valued at $929,756.

18 CAMECO CORPORATION

Meeting attendance

We believe that an active board governs more effectively. We expect our directors to attend all board meetings, all of their committee meetings and the annual meeting of shareholders. Directors can participate by teleconference if they are unable to attend meetings in person. The board must have a majority of directors in attendance to hold a meeting and transact business.

The table below shows the meeting attendance for each director in 2016. The board and committees met in camera without management present at each meeting, and the independent directors met once in camera in accordance with our governance guidelines. You can read more about our expectations for directors on page 26.

CHANGE FOR 2016

In 2016, the board amended its governance guidelines to state that directors are expected to strive for 100% attendance. All Cameco directors met that expectation in 2016.

As board chair, Neil McMillan is an ex-officio member of each board committee and attended 25 committee meetings. Board committees function separately from management, so Tim Gitzel, our president and CEO, is not a member of any board committee.

NAME	BOARD	AUDIT AND FINANCE COMMITTEE	HUMAN RESOURCES AND COMPENSATION COMMITTEE	NOMINATING, CORPORATE GOVERNANCE AND RISK COMMITTEE	RESERVES OVERSIGHT COMMITTEE	SAFETY, HEALTH AND ENVIRONMENT COMMITTEE	OVERALL ATTENDANCE
Ian Bruce	10 of 10	6 of 6	7 of 7	–	2 of 2	–	25 of 25 (100%)
Daniel Camus	10 of 10	6 of 6	7 of 7	3 of 3	–	1 of 1	27 of 27 (100%)
John Clappison	10 of 10	6 of 6	–	5 of 5	–	–	21 of 21 (100%)
Donald Deranger	10 of 10	–	–	–	3 of 3	4 of 4	17 of 17 (100%)
Catherine Gignac	10 of 10	6 of 6	–	–	3 of 3	3 of 3	22 of 22 (100%)
Tim Gitzel	10 of 10	–	–	–	–	–	10 of 10 (100%)
Jim Gowans	10 of 10	–	–	3 of 3	3 of 3	4 of 4	20 of 20 (100%)
Kathryn Jackson[1]	–	–	–	–	–	–	–
Don Kayne	10 of 10	–	3 of 3	–	1 of 1	3 of 3	17 of 17 (100%)
Anne McLellan	10 of 10	–	7 of 7	5 of 5	–	2 of 2	24 of 24 (100%)
Neil McMillan	10 of 10	6 of 6	7 of 7	5 of 5	3 of 3	4 of 4	35 of 35 (100%)
James Curtiss[2]	6 of 6	–	4 of 4	2 of 2	–	–	12 of 12 (100%)
Nancy Hopkins[2]	6 of 6	3 of 3	–	2 of 2	–	–	11 of 11 (100%)

1.   Kathryn Jackson joined the board on January 1, 2017.

2.   James Curtiss and Nancy Hopkins retired from the board on May 11, 2016.

2017 MANAGEMENT PROXY CIRCULAR 19

Director development

Our directors are knowledgeable about issues affecting our business, the nuclear industry, governance, compensation and related matters. We believe that our education program gives them additional knowledge to help effectively oversee our affairs and stay abreast of important developments and issues within the context of our business.

ORIENTATION

Our onboarding and orientation program familiarizes new directors with Cameco, its issues, strategy, culture and values and what we expect of individual directors, the board and committees. All new directors receive orientation that includes:

•	a company and board orientation on corporate organization and history, culture and values, strategy and business, board member expectations and corporate governance practices
•	a director manual with information about Cameco and the uranium and nuclear industries, including copies of our recent regulatory filings, financial statements, governance documents and key policies
•	a two-day nuclear industry seminar presented by management
•	round table discussions with committee chairs and appropriate management representatives for each committee they join.

All directors can attend the round table discussions and many take advantage of this opportunity to learn more about Cameco. Existing directors who join new committees also attend round table discussions, if required.

CONTINUING EDUCATION

The board recognizes the importance of ongoing education for directors. Directors enhance their understanding of our business throughout the year by attending:

•	seminars provided by management that cover issues relating to key business decisions, strategic planning and enterprise risks
•	seminars on topics directors request
•	Cameco-operated facility or other nuclear facility tours
•	external conferences and seminars
•	informal social gatherings with senior management.

The nominating, corporate governance and risk committee is responsible for the board education program, which includes a budget and approval process. Educational needs are identified through a self-assessment questionnaire, in individual meetings with the chair of the nominating, corporate governance and risk committee and in board and committee meetings. The corporate secretary maintains a calendar of educational opportunities for the directors that includes information about relevant conferences, webinars and other events.

Directors obtain knowledge of Cameco’s operations and the industry through visits to Cameco-operated facilities or other nuclear facilities. In May 2016, the directors met in Atlanta, Georgia, USA where they received a presentation from the head of the Institute of Nuclear Power Operations and toured a nearby nuclear power facility. In July 2016, the directors received a tour of Cameco’s McArthur River site. In addition to providing directors with additional information about the nuclear industry and Cameco’s business, these visits give directors an opportunity to interact with employees, business associates and community members.

Management made a number of presentations to the board and committees in 2016 aimed at expanding the board’s knowledge of the business, the industry and the key risks and opportunities facing Cameco. Presentations included matters such as cyber-security, government relations, conducting business in Kazakhstan and carbon tax. Published materials that are likely to be of interest to directors are routinely forwarded to them or included in the meeting materials as supplemental reading.

The board recognizes the importance of ongoing education for directors. Cameco’s board education program encourages directors to attend, at Cameco’s expense, conferences or seminars they deem appropriate to stay abreast of developments in the uranium and nuclear industries, corporate governance and the best practices relevant to their contribution to the board generally and their responsibilities on specific committees. Our directors attend courses and programs offered by the Institute of Corporate Directors (“ICD”), the National Association of Corporate Directors (“NACD”) and other education providers to stay current on developments in governance and their specific committee responsibilities. In 2016, a number of our directors attended the annual World Nuclear Association Symposium and the Nuclear Energy Institute Conference.

A detailed list of our directors’ continuing education in 2016 is set out on the next page.

20 CAMECO CORPORATION

2016 DIRECTOR DEVELOPMENT	PRESENTED/HOSTED BY	ATTENDED BY
Nuclear industry

Annual CEO conference	Institute of Nuclear Power Operations (INPO)	Tim Gitzel

Energy conference	Industrial Internet of Things	Ian Bruce

Nuclear industry seminar	Cameco	Donald Deranger Don Kayne	Jim Gowans Neil McMillan

World nuclear association symposium 2016	World Nuclear Association (WNA)	Daniel Camus Catherine Gignac Anne McLellan	Tim Gitzel Jim Gowans

Governance

2016 Board summit: back-to-basic workshop and board committee peer exchange	NYSE Governance Services	John Clappison

Global political environment, technical and regulatory updates, cybersecurity and board oversight strategy	Canadian Directors Network	John Clappison

Governance circle: compliance, anticorruption practice, say on pay	KPMG	Daniel Camus

Governance & leadership in the public sector	ICD	Anne McLellan

ICD annual conference	ICD	Ian Bruce Neil McMillan	John Clappison

NEI annual conference	Nuclear Energy Institute (NEI)	John Clappison

Shareholder activism	Barclays	John Clappison

Audit and finance

Annual insurance issues conference	KPMG	John Clappison

Emerging & evolving audit committee issues	ICD	Catherine Gignac

Focus on the audit committee	Deloitte Directors Series	Catherine Gignac

Conference for audit committee members of financial institutions	PWC	John Clappison

Audit committee workshop	French Institute of Corporate Directors (IFA)	Daniel Camus

Insights for mining audit committee chairs	KPMG	Catherine Gignac

Insurance financial leaders meeting	KPMG	John Clappison

Resource red flags: where estimates go wrong	Roscoe Postle Associates Inc. (RPA)	Catherine Gignac

Compensation

Compensation update	Meridian Compensation Partners	Ian Bruce

Hot topics in executive compensation	Hugesson	John Clappison

Put TSR in its place: choosing performance metrics	NACD	Catherine Gignac

Economic and market

Energy conference	Peters & Co.	Ian Bruce

Risk

ERM seminar	ICD	Neil McMillan

Risk oversight for long term success	ICD	Catherine Gignac

Mining and operations

Annual mining director & executive forum	KPMG	Catherine Gignac

Mining roundtable: ESTMA & cybersecurity	KPMG	Catherine Gignac

Mining roundtable: valuation & anti-bribery & corruption	KPMG	Catherine Gignac

Mining day C-suite conference	Ernst & Young	Catherine Gignac

Women in mining	Ernst & Young	Catherine Gignac

2017 MANAGEMENT PROXY CIRCULAR 21

Governance at Cameco

We believe that sound governance is the foundation for strong corporate performance.

This section tells you about three key elements of governance at Cameco: our shareholder commitment, our governance principles and how our board operates.

Our governance practices

The nominating, corporate governance and risk committee ensures our governance policies and practices are sound and support the board in carrying out its duties. The committee continually monitors changing regulations and emerging best practices. The board approves our corporate governance guidelines annually and any changes as appropriate.

WHERE TO FIND IT

Our shareholder commitment		23
●	Separate chair and CEO positions	23
●	Shareholder engagement	23
●	Accessible board	23
●	Additional governance disclosure	23

Governance principles		24
●	Policies and guidelines	24

About the board		26
●	Composition	26
●	Diversity	26
●	Refreshment	27
●	Our expectations for directors	28
●	Skills, attributes and experience	30
●	Role of the board	32

Board committees		36

WHAT WE DO

		Page

Ö	Independent board – nine of our 11 nominated directors (82%) are independent	26

Ö	Non-executive chair leads the board – we maintain separate chair and CEO positions and have had a non-executive, independent chair of the board since 2003	23

Ö	Share ownership – we require our directors and executives to own shares, or have an equity interest, in Cameco to align their interests with those of our shareholders and share ownership is disclosed	44, 62

Ö	Majority voting for directors – the board adopted a majority voting policy in 2006	11

Ö	Strong risk oversight – the board and committees oversee our risk management program and strategic, financial and operational risks	33

Ö	Formal assessment process – the directors assess the board, committees and individual directors’ performance	35

Ö	Independent third-party review – the director assessment process is augmented by a third-party review every three years	35

Ö	Serving on other boards– we limit the number of other public company boards our directors can serve on, and serve on together	29

Ö	Director recruitment and board succession – we have term limits and a retirement policy for directors	27-28

Ö	Diverse board – our board has a diverse mix of skills, background and experience and 27% of this year’s director nominees are female	26

Ö	Independent advice – board committees have full authority to retain independent advisors to help them carry out their duties and responsibilities	36

Ö	Code of conduct and ethics – directors, officers and employees must comply with our code of conduct and confirm their compliance every year	24

Ö	Long-standing shareholder engagement – we communicate openly with shareholders and other stakeholders	23

Ö	Say on pay – we have held an advisory vote on our approach to executive compensation every year since 2010	6

WHAT WE DON’T DO

X	No slate voting – directors are individually elected

X	No overboarding of directors – no director sits on more than two other public company boards

X	No stock option awards for directors

22 CAMECO CORPORATION

Our shareholder commitment

We believe in transparency, integrity and strong stewardship, and are committed to increasing Cameco’s value to benefit all shareholders.

Separate chair and CEO positions

Leadership starts at the top. We believe it is important to maintain separate chair and CEO positions, both of which are appointed by the board.

We have had an independent, non-executive chair of the board since 2003. We believe this provides stronger board leadership, fosters more effective decision-making, avoids conflicts of interest, and allows for more effective oversight and the ability to hold management accountable for the company’s activities.

ACCOUNTABILITY

The current position description for the CEO was adopted in 2012. The CEO is evaluated as part of the board survey assessment process (see page 35).

The position description for the board chair describes the terms and responsibilities of that role and was updated in 2016.

You can find both position descriptions on our website (cameco.com/about/governance).

Shareholder engagement

We recognize the importance of strong and consistent engagement with shareholders. We communicate openly with shareholders and other key stakeholders. Our goal is to provide shareholders with clear information about our governance and compensation practices, and to continuously improve our practices and our disclosure.

We receive feedback from shareholders through one-on-one or group meetings with the chair of the board and other directors and/or members of management, as appropriate. We reply promptly to shareholder concerns and take appropriate action.

Our engagement activities include the following:

•	senior management holds quarterly conference calls and webcasts with the investor community to review our most recently released financial and operating results
•	our management team speaks at industry and investor conferences about public information on our business and operations
•	senior management and the investor relations group held an investor workshop in November 2016. They also engage with investors throughout the year to provide public information on our business
•	following our 2016 annual meeting, senior management met with Glass Lewis & Co., LLC and ISS Corporate Services (ISS), two proxy advisory firms that provide voting and other governance advice to institutional investors, to maintain a dialogue on governance and compensation matters

•	we have held a ‘say on pay’ advisory vote on our approach to executive compensation every year since 2010, and have received approval ratings of over 88% every year (see page 6 for details about the advisory vote).

Senior management issues news releases throughout the year to report material information about Cameco, consistent with our commitment to communicating openly and on a timely basis to shareholders and other stakeholders (see page 25 to read more about our disclosure practices).

Accessible board

Shareholders, employees and other interested parties can write to the chair of the board, the committee chairs or the independent directors as a group.

Send your sealed envelope to our corporate office:

Cameco Corporation

2121-11th Street West

Saskatoon, SK S7M 1J3

Private and strictly confidential

Attention – Chair of the board of directors

You can use this address to write to the chair of the audit and finance committee or the human resources and compensation committee – make sure you mark on the envelope whom you are directing the letter to.

Envelopes will be delivered to the appropriate party unopened.

Additional governance disclosure

The following documents are available on our website at cameco.com/about/governance:

•	our governance framework
•	our governance guidelines
•	our code of conduct and ethics
•	the mandates of the board and it committees
•	definition of independent director and related definitions
•	board diversity policy
•	board education program
•	position descriptions for the board chair and the CEO
•	director and executive share ownership guidelines
•	executive incentive compensation recoupment policy.

You can ask us for printed versions of these documents by writing to the corporate secretary at Cameco, 2121 – 11th Street West, Saskatoon, SK S7M 1J3.

2017 MANAGEMENT PROXY CIRCULAR 23

Governance principles

Policies and guidelines

CODE OF CONDUCT AND ETHICS

We expect employees, officers, directors and contractors to act with honesty, integrity and impartiality to earn the trust of our shareholders, other stakeholders, customers and communities where we operate.

The code contains principles and guidelines for ethical behaviour in eight key areas:

●	financial reporting and accountability
●	confidentiality
●	conflicts of interest
●	complying with the laws, rules and regulations that apply to us (including safety, health, environmental, import, export, securities disclosure and insider trading laws)
●	corporate opportunities
●	identifying and preventing fraud
●	reporting illegal or unethical behaviour
●	reporting violations of the code.

New employees must read the code, sign an acknowledgement that they will follow the code and disclose any conflicts of interest.

Directors, officers and employees who have management responsibilities or work in supply chain management, internal audit, investor relations, finance/treasury/tax, business technology services, marketing, corporate development, legal, human resources and executive offices must review the code every year and sign a certificate of compliance.

Employees who participate in the annual certification process agree to communicate the code’s importance and mandatory adherence to all team members.

Directors must declare any conflicts of interest and excuse themselves from any discussions or decisions where their business or personal interests would create a conflict of interest.

CODE OF CONDUCT AND ETHICS

You can find a copy of the code on our website (cameco.com/about/governance/code-of-conduct).

Employees and other stakeholders can report a concern about inappropriate business conduct confidentially and anonymously through our ethics (whistleblower) hotline or online. We implemented the hotline in 2006 and a web-based training and compliance tool in 2012.

Any potential concerns are reported to management’s conduct and ethics committee. The audit and finance committee reviews concerns relating to senior management and directors. The management conduct and ethics committee reviews all other concerns.

COMPLIANCE

We are a public company and our shares trade on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

We comply with applicable corporate governance guidelines and requirements in Canada and the United States, including:

●	the corporate governance standards that apply to Canadian companies listed on the TSX
●	the requirements of the Sarbanes-Oxley Act of 2002 (SOx)
●	the NYSE corporate governance standards that apply to foreign private issuers registered with the Securities and Exchange Commission (SEC) in the US.

We also voluntarily comply with most of the NYSE corporate governance standards that apply to US issuers, with the following exceptions:

●	director independence standards: we generally comply with the NYSE standards, but in some cases we may determine that a director is independent when only the Canadian independence standards are satisfied
●	shareholder approval of equity compensation plans: we comply with the TSX rules, which require shareholders to approve equity compensation plans only if they involve newly issued securities. The NYSE standards require shareholders to approve the plans and any material revisions, whether or not the securities issued under the plans are newly issued or purchased on the open market, subject to a few limited exceptions.
●	appointment of auditors: we comply with the Canada Business Corporations Act, which requires the auditors be appointed by the shareholders at the company’s annual meeting. The NYSE standards require the audit committee be directly responsible for the appointment of any registered accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services. However, there is an exception for foreign private issuers that are required under a home country law to have auditors selected according to home country standards. Our audit and finance committee is responsible for evaluating the auditors and recommending the appointment of the auditors to the board to recommend to the shareholders.

GOVERNANCE GUIDELINES

The board has formal governance guidelines that set out our approach to governance and the board’s governance role and practices. The guidelines ensure we comply with the legal requirements and standards listed above, conduct ourselves in the best interests of Cameco and meet industry best practices. The guidelines are reviewed and updated regularly and are available on our website (cameco.com/about/governance/governance-guidelines).

24 CAMECO CORPORATION

INDEPENDENCE

We believe that a substantial majority of our directors must be independent for the board to be effective and that the audit and finance committee, human resources and compensation committee and nominating, corporate governance and risk committee must be 100% independent. The majority of our directors are unrelated to Cameco.

WHAT IT MEANS

A director is independent if he or she does not have a direct or indirect material relationship with us. A relationship is material if it could reasonably interfere with a director’s ability to make independent decisions, regardless of any other association he or she may have.

Our independence criteria meets the standards of the Canadian Securities Administrators as set out in Multilateral Instrument 52-110 – Audit Committees, National Policy 58-201 – Corporate Governance Guidelines and the NYSE corporate governance standards, including the NYSE standards on independence of human resources committee members introduced in 2013.

We review our independence criteria and director status every year, and you can find our complete definition of independence on our website (cameco.com/about/governance/governance-guidelines).

Independent chair

The board appoints the independent chair to help it function independently of management. We have had a non-executive, independent chair of the board since 2003.

The chair has various duties and responsibilities:

•	leading, managing and organizing the board consistent with our approach to governance
•	encouraging high performance and commitment of all directors
•	presiding as the chair at all board and shareholder meetings
•	overseeing the board’s strategic focus to ensure that it represents Cameco’s best interests
•	helping to set the tone and culture of Cameco
•	overseeing the board’s procedures so it can carry out its work effectively, efficiently and independently of management
•	overseeing all board matters so they are properly addressed and brought to resolution as required
•	requiring any matters delegated to the board committees to be properly carried out
•	acting as the liaison between the board and the CEO and providing advice, counsel and mentorship to the CEO
•	meeting with shareholders and other stakeholders as requested by the CEO
•	participating in the recruitment and orientation of new directors
•	requiring Cameco to provide timely and relevant information and access to other resources to support board work.

You can access a copy of the chair’s position description on our website (cameco.com/about/governance/chairs-role).

DISCLOSURE

We are committed to communicating openly and on a timely basis with shareholders, employees and the public, and providing complete, accurate and balanced information in our disclosure documents.

The audit and finance committee is responsible for overseeing our review of our disclosure controls and procedures once a year and recommending any significant changes to the board for approval.

Our disclosure committee includes members of senior management and is responsible for:

•	reviewing all news releases and public filings containing material information prior to their release
•	evaluating the design and effectiveness of our disclosure controls and procedures to make sure they continue to provide reasonable assurance that information is gathered promptly and accurately, so we can make appropriate public disclosure that complies with legal requirements
•	providing regular updates on public disclosures we have made to the audit and finance committee.

Each board committee reviews the material public disclosure relevant to its mandate before the board considers it for approval:

•	the audit and finance committee reviews the annual and interim financial statements, management’s discussion and analysis (MD&A) and related news releases
•	the safety, health and environment committee reviews the sustainable development report
•	the reserves oversight committee reviews the reserve and resource estimates
•	the human resources and compensation committee and the nominating, corporate governance and risk committee review this management proxy circular.

The board also reviews and approves the following publicly-filed documents:

•	prospectuses
•	annual information forms
•	US Form 40-F filings
•	other disclosure documents that must be approved by the directors according to securities laws, securities regulations or stock exchange rules.

The CEO and the CFO meet regularly with investment analysts and institutional investors. Our website (cameco.com) has information for shareholders, investment analysts, the media and the public, and our Investor Relations department also provides information to shareholders and responds to general questions or concerns.

You can contact our Investor Relations department by:

Phone:	306.956.6340
Fax:	306.956.6318
Email:	go to the Contact section of our website and complete the email form.

2017 MANAGEMENT PROXY CIRCULAR 25

About the board

The board is responsible for overseeing management and our strategy and business affairs. Its goal is to ensure we operate as a successful business, optimizing financial returns while effectively managing risk.

The board encourages open dialogue and works within a climate of respect, trust and candour. It fulfills its duties by:

•	maintaining a governance framework that establishes broad areas of responsibility and has appropriate checks and balances for effective decision-making and approvals
•	making decisions that set the tone, character and strategic direction for Cameco
•	approving the vision, mission, value statements and enterprise-level policies developed by management
•	regularly monitoring management, including its leadership, recommendations, decisions and execution of strategies to ensure that they carry out their responsibilities and deliver shareholder value.

The board carries out its responsibilities directly and through its five standing committees. This provides proper oversight and accountability for specific aspects of governance, risk and Cameco’s business activities and affairs, and frees up the board to focus more on our strategic priorities, broader oversight of enterprise risk and other matters (see Role of the board and Board committees beginning on pages 32 and 36).

The board and committees meet in camera without management present at all meetings, including those held by teleconference.

Board composition

INDEPENDENCE

All of the nominated directors are independent, except for Tim Gitzel and Donald Deranger (see page 25 to read more about our principles on independence).

Tim Gitzel is not independent because he is our president and CEO.

Donald Deranger is the non-executive chair of the board of Points Athabasca Contracting Limited Partnership (Points Athabasca), a northern Saskatchewan aboriginal contractor that does business with Cameco in the region. Donald is not currently employed by Points Athabasca, but has close ties because he was their president prior to May 2013.

Donald brings a deep understanding of the culture and peoples of northern Saskatchewan, and a valuable mix of skills and experience as an aboriginal and business leader with direct experience in governance, employee training, economic development and uranium mining. He is also an acknowledged leader in the Saskatchewan aboriginal community.

The board values the contributions of a director with aboriginal heritage because our richest resources are near aboriginal communities in northern Saskatchewan.

Donald discloses any business relationships to the board that would present a conflict of interest and does not participate in board discussions or decisions about Points

Athabasca. In 2016, we paid Points Athabasca $19 million for construction and contracting services.

BOARD CHAIR

Neil McMillan has been our independent, non-executive chair of the board since May 2013. He has been a member of the board since 2002 and has diverse experience through his work in mining, government relations and the investment industry and as a former CEO. You can read more about the board chair in his profile on page 12. His letter to shareholders begins on page 1.

Neil McMillan’s term as board chair will come to an end at the annual general meeting in May 2018. The board is in the process of confirming the list of preferred characteristics and qualities and selection process for the next board chair.

In 2012, after the selection committee was formed to appoint Neil McMillan as chair, the selection committee used materials developed by the nominating, corporate governance and risk committee including a position description, list of preferred characteristics and qualities and selection process for the board chair position.

The selection committee considered the ideal characteristics and qualities for the role and the experience and qualifications of potential candidates. It also looked specifically at each candidate’s leadership and communication skills, business and industry experience, capacity and availability in combination with Cameco’s strategic direction and opportunities and risks.

The committee also consulted with the CEO because the relationship between the board chair and the CEO is an important consideration.

Board diversity

A board with a diverse set of skills, backgrounds, experiences, gender and age, that also reflects the evolving demographics and geographic areas where we carry out business, is important for sound decision-making and good governance. The board adopted a formal written diversity policy in February 2014, and refined it in December 2014.

The nominating, corporate governance and risk committee reviews board diversity every year. It recommends measurable objectives for enhancing diversity, including objectives for female, aboriginal and geographic representation and age. The committee reviews our progress in achieving these objectives and also refers to the objectives when selecting new director candidates and as part of the annual evaluations of board and committee performance and effectiveness.

26 CAMECO CORPORATION

FEMALE REPRESENTATION

The board believes gender diversity is important, and our diversity policy requires at least 25% of directors to be female. We currently have three female directors, representing 27% of the board, including Kate Jackson, a new director who was appointed to the board on January 1, 2017.

The graph below shows the gender breakdown of this year’s nominated directors.

ABORIGINAL REPRESENTATION

The board is committed to building long-lasting and trusting relationships with communities where we operate, and a significant portion of Cameco’s operations are in northern Saskatchewan. Our diversity policy requires at least one director to have an aboriginal background and be from Saskatchewan to bring an understanding of the culture, heritage, values, beliefs and rights of the local indigenous peoples to the board.

GEOGRAPHIC REPRESENTATION

The board also believes it is important to have directors with experience in jurisdictions where we operate or do business, and that directors can bring this experience without actually living there. Our diversity policy requires the board to have directors with extensive experience in geographical areas where Cameco has or anticipates having significant business interests. Don Kayne was appointed to the board in January 2016, and he brings extensive experience in the emerging Asian markets, including China. Most recently, Kate Jackson was appointed to the board in January 2017 and brings a deep knowledge of the US nuclear industry.

Our board is subject to, and complies with, the terms of the Investment Canada Act and the Uranium Non-Resident Ownership Policy, which require at least two-thirds of our directors to be Canadian citizens, and the Canada Business Corporations Act, which requires at least half of our directors to be Canadian residents.

AGE

While the board recognizes the correlation between age and experience, it believes that directors of different ages bring a wider range of viewpoints.

Our diversity policy requires the board to represent a range of ages. The graph below shows the age diversity of this year’s nominated directors.

Board refreshment

The board recognizes the need to balance the benefits of experience and the need for new perspectives.

The nominating, corporate governance and risk committee is responsible for ensuring that the board’s policy on tenure and retirement, the annual review of board composition and the succession planning process provide for board refreshment that meets our ongoing needs.

TERM LIMITS AND RETIREMENT

As of 2016, directors will not be re-nominated for election at an annual meeting after completing 15 years of continuous service or after they turn 72, whichever is earlier. In exceptional circumstances, if it is in Cameco’s best interest, the board has the discretion to nominate a director for re-election for an additional one-year term after age 72 or 15 years of service.

The term for serving as board chair is five years regardless of the director’s age or length of service.

The CEO typically resigns from the board when he retires from Cameco.

Our nominated directors (not including Tim Gitzel) have an average tenure of 6.8 years.

2017 MANAGEMENT PROXY CIRCULAR 27

DIRECTOR RECRUITMENT AND BOARD SUCCESSION

The nominating, corporate governance and risk committee is responsible for overseeing board succession. It reviews the director competency and attribute matrix regularly to ensure that the board has the right mix of diversity, skills and experience. It also monitors upcoming director retirements to identify needed skills for new recruits.

The committee is responsible for recruiting new directors. It keeps an evergreen list of suitable candidates based on their skills, experience, character, integrity, judgment, record of achievement, diversity and other qualities or qualifications that would enhance overall composition of our board and its oversight capabilities.

In 2016, the committee led a search for a female director with strong knowledge of the US nuclear industry. This search resulted in the appointment of Kate Jackson to the board on January 1, 2017. She has been nominated as a director and will be standing for election to Cameco’s board for the first time at our 2017 annual general meeting.

Three directors have joined the board in the last five years, increasing the board’s diversity and broadening its skills in mergers and acquisitions, marketing and sales, operational excellence, and mineral resource estimation. The new directors have also brought senior leadership and CEO experience and experience in mining and exploration, the nuclear industry and international business.

The committee follows established guidelines and procedures for recruiting and selecting the best candidates. An external search firm is typically retained to cast a wide net to bring forward the best candidates.

The committee follows a tiered interview process to determine the most suitable candidates:

•	the committee approves the list of candidates to be interviewed
•	a selection committee (consisting of the chair of the board, committee chair and the chief executive officer) interviews the candidates
•	further interviews are conducted by the nominating, corporate governance and risk committee and other committee chairs if necessary.

Our expectations for directors

We expect each member of the board to act honestly and in good faith, and to exercise business judgment that is in Cameco’s best interest. We expect directors to bring their skills, experience and functional expertise to the board and to draw on a variety of resources to support their decision-making, including materials prepared by management, their own research and business experience, independently-prepared media reports on Cameco and the industry, and knowledge gained from serving on other boards.

We also expect each director to:

•	comply with our code of conduct and ethics
•	promptly report any perceived, potential or actual conflicts of interest
•	develop an understanding of our strategy, business environment, operations, performance, financial position and the markets we operate in
•	diligently prepare for each board and committee meeting
•	attend all board meetings, their committee meetings and the annual meeting of shareholders
•	actively participate in each meeting, and seek clarification from management and outside advisors to fully understand the issues
•	participate in our board education program
•	participate in the board, committee and director assessment process.

AVOIDING CONFLICTS OF INTEREST

Directors seek to avoid situations where their interests might conflict with their duty to act in Cameco’s best interest.

Each director must promptly report a potential, perceived or actual conflict of interest to the corporate secretary, who maintains a list of issues and monitors them on an ongoing basis.

If necessary, consultations with legal counsel will occur to determine whether the director has a conflict. Directors who have an actual or potential conflict of interest do not participate in any related discussions or decisions and the corporate secretary helps identify when action may be desirable based on the list of potential conflict situations.

The nominating, corporate governance and risk committee reviews the list as well as a report on actual and potential conflicts of interest before making recommendations respecting the nomination for directors for election by shareholders.

28 CAMECO CORPORATION

SERVING ON OTHER BOARDS

Our directors do not serve on the boards of competitor firms, and they cannot join organizations or groups that may have adverse interests, unless they have the board’s permission.

A director who is an active CEO can serve on a total of three public company boards, including their own board and the Cameco board. Cameco’s CEO may only serve on one other board. Other directors can serve on a total of five public company boards, including the Cameco board.

Cameco’s board of directors reviewed these limits in 2016 and determined that these limits continue to be appropriate to avoid overboarding by directors.

The chair of the nominating, corporate governance and risk committee discusses board memberships with each director during their annual interview, including their commitment to the Cameco board and capacity to handle the workload of the board and committees.

Our CEO can only join the board of another public company with the consent of our board. It approved Tim Gitzel’s appointment to the board of The Mosaic Company in October 2013.

BOARD INTERLOCKS

No more than two directors may serve together on the board of another public company, and directors may not serve together on the boards of more than two other public companies (each, a board interlock). We have no board interlocks.

Directors must advise the chair of the board, the chair of the nominating, corporate governance and risk committee, the CEO and the corporate secretary if they are considering a directorship with another public company. A director can temporarily exceed the limit by one directorship if he or she declared an intention to resign from, or not stand for re-election to, at least one other board as of that company’s next annual general meeting.

Members of the audit and finance committee cannot serve on the audit committees of more than two additional public companies, without the board’s approval.

None of the directors currently exceed our limits.

MORE ABOUT OVERBOARDING

Following an increased number of withhold votes for Jim Gowans at our 2016 annual meeting and an evolving change in policies regarding overboarding, the board and the nominating, corporate governance and risk committee had extensive discussions about Jim Gowans’s commitments and capacity to serve on our board.

The board and committee concluded that they are confident that Jim Gowans will continue to meet his commitments to Cameco’s board, in terms of attendance, preparation for meetings and contributions to his role on the board and board committees.

The board and committee considered his board membership from four perspectives:

Key skills and experience: Jim brings a unique and valuable perspective to Cameco’s board. Most notably, he has extensive mining experience in Canada and internationally and also brings significant experience in the areas of corporate and social responsibility, safety, health and environment and operational excellence.

Attendance record: Jim had a 100% attendance record in 2016, attending all of his required board and committee meetings. He often attends other committee meetings as well to keep abreast of all issues at Cameco.

Geography: All three public company boards that Jim sits on are located in Western Canada, reducing the travel time to attend the various board and committee meetings.

CEO position: Jim is president and chief executive officer of Arizona Mining Inc. (Arizona Mining), a junior exploration company. His primary focus is on marketing and business development, investor relations and execution of the company strategy. Arizona Mining is focused on the exploration and development of two projects and its chief operating officer oversees the exploration work. The company also employs an executive chairman, who shares the responsibility for business development with him. Cameco’s board is confident that the size and nature of Jim Gowans’s work at Arizona Mining does not impede his ability to meet his commitments as a Cameco board member.

CHANGE IN POSITION

If a director’s principal occupation or business association changes substantially, the director is required to promptly offer his or her resignation to the board chair.

2017 MANAGEMENT PROXY CIRCULAR 29

Skills, attributes and experience

A board that has certain core qualities and a broad mix of skills and experience is best equipped to oversee our strategic direction, understand issues that can arise with a company of our size and complexity, and make informed decisions.

CORE ATTRIBUTES

We expect every Cameco director to possess nine core attributes that are fundamental to serving on our board:

BUSINESS JUDGMENT	INTEGRITY AND ACCOUNTABILITY	ENGAGEMENT
Track record of leveraging experience and wisdom in making sound strategic and operational business decisions. Demonstrates business acumen and a mindset for risk oversight.

Demonstrates good character and insists on high ethical standards, recognizes and avoids potential and actual conflicts of interest, maintains strict confidentiality, is accountable for board decisions, acts in Cameco’s best interests and maintains public confidence and goodwill of Cameco’s shareholders and other stakeholders.

Actively participates in meetings and develops a strong understanding of Cameco’s business. Demonstrates an information-seeking orientation and knowledge of current issues and trends respecting public companies. Exhibits familiarity with international, national and local affairs.
COMMITMENT	TEAMWORK	COMMUNICATION
Availability and willingness to travel, attend and contribute to board and committee functions and take leadership roles as required.

Demonstrates perception, acuity, tact and rapport to build constructive working relationships and dynamics that engender mutual trust, respect and contribution. Demonstrates an orientation toward resolving differences of opinion, forging consensus, reaching solutions and maintains resiliency and composure under difficult circumstances.

Ability to listen carefully, raise questions constructively and encourage and build upon open discussion of key issues.
INDEPENDENT-MINDEDNESS	FINANCIAL LITERACY	RECORD OF ACHIEVEMENT
Willingness to formulate or maintain one’s own views and to challenge the prevailing opinion.

Ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Cameco’s financial statements. Knowledge of IFRS and an understanding of internal controls and procedures for financial reporting.

Has a history and reputation of achievement that demonstrates the ability to perform at the highest level and that reflects high standards for one’s self and for others.

COMPETENCY MATRIX

The board uses a competency matrix to assess composition and ensure it has an appropriate mix of skills and competencies to govern effectively and be a strategic resource for Cameco.

Competency matrix review

The nominating, corporate governance and risk committee reviews director competencies every year to ensure they continue to meet Cameco’s needs.

In 2016, the nominating, corporate governance and risk committee enhanced the guidance for directors in assessing their level of knowledge on each competency in the matrix. Each director annually assesses his or her competencies using detailed guidelines. For each competency, the directors are expected to assess themselves as having expert knowledge, strong knowledge or basic knowledge. The nominating, corporate governance and risk committee chair reviews each director’s assessment with him or her and the committee reviews the results for consistency.

The table on the next page shows the current profile of the board including: the categories of essential skills and experience, descriptions of the nominated directors, and the number of nominated directors who have indicated their level of knowledge in each category.

30 CAMECO CORPORATION

SKILLS AND EXPERIENCE DESCRIPTION	NUMBER OF DIRECTORS HAVING EXPERT AND STRONG WORKING KNOWLEDGE

Board / corporate governance Prior or current director of a major organization with mature governance practices	11

Risk oversight Experience in risk governance, including monitoring both strategic and operational / compliance risks	11

Capital projects Experience overseeing and evaluating large capital projects and in project management	10

Enterprise leadership Experience, whether as a prior or current CEO or senior officer or otherwise, of a large public company or major organization with a track record of value creation and successful implementation of strategic direction	10

Financial acumen Experience, whether as a professional accountant, CFO or otherwise, in financial accounting and reporting, including internal controls, IFRS, evaluation of financial statements and corporate finance	9

Legal / regulatory Experience ensuring compliance with laws, regulations and business rules	9

Investor relations Experience with, or strong understanding of, the perspectives of major, long-term and other investors, capital markets, and the investment community, both domestically and internationally, and in shareholder engagement	11

Stakeholder relations/government/public policy Experience in, or a strong understanding of, the workings of government and public policy both domestically and internationally, and in stakeholder engagement or management	9

Human resources and executive compensation Thorough understanding of executive compensation, the oversight of succession planning, talent development and retention, and pension programs	10

Uranium / nuclear Strong knowledge of markets, competitors, business issues and imperatives, and the domestic and international regulatory environment	8

International Experience with, or strong understanding of, international operations, economics, commodity trading and geo-politics, preferably in countries or regions where we have or are developing operations	9

Investments / mergers and acquisitions Experience in the field of investment banking or with mergers and acquisitions, evaluation of investment strategy, and capital allocation, structure and markets	11

Mining, exploration and operations Experience with a leading mining or resource company with reserves, technology, exploration and operations expertise	7

Operational excellence Experience in a complex chemical or nuclear operating environment, creating and maintaining a culture focused on safety, the environment and operational excellence	8

Safety, health and environment / corporate responsibility Experience in, or strong understanding of, leading safety, health and environmental practices, associated risks and regulatory requirements, and in sound corporate responsibility and sustainable development practices, advocacy and reporting	9

2017 MANAGEMENT PROXY CIRCULAR 31

Role of the board

The company articles require our board to have at least three directors and no more than 15. The board has decided that 11 directors are to be elected at this year’s annual meeting.

ABOUT OUR BOARD MEETINGS

The board engages in lively debate on strategy and items of business, challenging management in a constructive and healthy manner.

The board considers the interests of shareholders, debt holders, customers, employees, communities where we operate, governments, regulators, the general public and the environment when making business decisions.

MANDATE

The board has a formal mandate (see Appendix B) that lists its specific duties and responsibilities including the following, among others:

•	selecting, evaluating and, if necessary, terminating the CEO
•	assessing the integrity of the executive officers and ensuring there is a culture of integrity throughout Cameco
•	strategic planning and monitoring our performance against the plan
•	succession planning and monitoring management’s performance and compensation
•	approving policies and procedures to manage our risks and overseeing management’s efforts to mitigate material risks.

The board reviews its mandate annually and updated it in February 2016. Each board committee has a mandate that lists the responsibilities and duties of the committee and chair (see Board committees beginning on page 36).

OVERSEEING THE CEO

The CEO is appointed by the board and is responsible for managing Cameco’s affairs. This includes articulating our vision, focusing on creating value for shareholders, and developing and implementing a strategic plan that is consistent with the corporate vision.

Our annual objectives become the CEO’s mandate from year to year, and they include specific, quantifiable goals. The CEO’s objectives are reviewed by the human resources and compensation committee and approved by the board. The CEO is accountable to the board and committees, and the board conducts a formal review of his performance every year. The human resources and compensation committee reviews and discusses the results of the formal review, followed by a discussion with the board. Then the board chair and chair of the human resources and compensation committee meet with the CEO to discuss the results.

The board has established clear limits of authority for the CEO, and these are described in our delegation of financial authority policy.

The board must approve several kinds of decisions, including:

•	operating expenditures that exceed the total operating budget by more than 10%
•	unbudgeted project expenditures over $10 million per transaction, or over $50 million in total per year
•	cost overruns on budgeted project expenditures that are more than $15 million per transaction, or over $50 million in total per year
•	any acquisition or disposition of assets over $10 million per transaction, or over $50 million in total per year.

The CEO position description is available on our website (cameco.com/about/governance/ceos-role).

STRATEGIC PLANNING

The board oversees the planning, progress and fulfillment of our strategic goals.

The board is actively involved in the strategic planning process and sets aside time at each meeting to discuss strategy with management and monitor our progress. Board members discuss and analyze the main risks facing our business, strategic issues, competitive developments and corporate opportunities. The board also discusses possible adjustments to the strategic plan in light of our progress and the current business environment. The board measures success and fulfillment of our strategic plan by assessing our performance results against the annual corporate objectives.

The board committees are also involved in the strategic planning process.

32 CAMECO CORPORATION

RISK OVERSIGHT

The board believes that risk oversight is a primary responsibility of the board. The board has demonstrated this by dedicating time at board and committee meetings to risk oversight including the identification, management, reporting and mitigation of risk.

As a responsible corporation, we proactively address a range of financial, operational and other key risks and assess all risks against our four measures of success.

Cameco measures risk in five broad categories:

●	Strategic
●	Financial
●	Operational
●	Human capital
●	Social, governance and compliance.

We develop action plans to mitigate risks as part of our strategic planning and budgeting process. Employees “own” the risks and are responsible for developing and implementing controls to mitigate risk and for ongoing risk assessments.

The board oversees our strategic risks and our top-tier risks are assigned to the board committees for ongoing oversight. The table below shows how the board and committees monitor risk across the organization. You can read about the board committees beginning on page 36 and compensation risk on page 41.

BOARD OF DIRECTORS

Has overall responsibility for risk oversight at Cameco and specific responsibility for strategic business risks
COMMITTEE AREAS OF RESPONSIBILITY

Audit and finance Oversees financial risks, like hedging, tax and capital projects	Human resources and compensation Oversees compensation risk, talent management risk, succession risk and cyber-security risk	Nominating, corporate governance and risk Oversees governance and management to ensure we have a robust risk management process in place	Reserves oversight Oversees the estimating of our mineral reserves and business-related operational risks	Safety, health and environment Oversees safety, health and environmental risks and related operational risks

MANAGING RISK

Our risk policy sets out a broad, systematic approach to identifying, assessing, reporting and managing the significant risks we face in our business and operations. It is reviewed annually to ensure that it continues to meet our needs.

The enterprise risk management (ERM) program involves all aspects of Cameco’s business and follows the guidance of ISO 31000:2009. We use a common risk matrix throughout the company and consider any risk that has the potential to significantly affect our ability to achieve our corporate objectives or strategic plan as an enterprise risk. We conduct a gap analysis between enterprise-level and strategic risks to further embed strategic risk into our management process. As part of the annual risk review process, management votes on the top risks to refine our focus for monitoring and reporting on risks over the next year. Management also receives and reviews monthly updates on the company’s progress in managing these top risks.

Management presents a formal risk report to the board annually. Time is also set aside at each regular board meeting to discuss strategy, which includes strategic risk and reputational risk exposure. Management makes regular presentations throughout the year to the committees, or, in some cases, the full board to allow a broader understanding of the enterprise risks and management’s mitigation strategies. Each committee also receives a quarterly written report on the status of mitigation activities for each risk it has been assigned. Regular monitoring and reporting keeps management and the board apprised of our progress in mitigating risk and supports good governance.

INTERNAL CONTROLS

The board and committees are responsible for monitoring the integrity of our internal controls and management information systems.

The audit and finance committee oversees the internal controls, including controls over accounting and financial reporting systems. The internal auditor reports directly to the audit and finance committee chair and updates the committee quarterly, while the CFO makes quarterly presentations on our financial results and forecasts to the audit and finance committee and the board.

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting to provide reasonable assurance that public reporting of our financial information is reliable and accurate, our transactions are appropriately accounted for, and that our assets are adequately safeguarded. Management evaluated the effectiveness of our system of internal control over financial reporting and concluded that the system was effective in providing the reasonable assurance as at December 31, 2016.

2017 MANAGEMENT PROXY CIRCULAR 33

SUCCESSION PLANNING AND LEADERSHIP DEVELOPMENT

The board oversees succession planning to ensure we have a pool of strong, diverse candidates for senior management positions, and that we nurture talent and attract and retain key people for our long-term success.

Our approach to leadership development focuses on building advanced competencies throughout the organization, identifying high-potential employees and preparing them to take on executive officer roles in the future. The composition of our senior management team is a direct result of this approach.

The human resources and compensation committee reviews the succession plan for senior management, while the audit and finance committee is responsible for reviewing the succession plan for the CFO, controller and senior finance and audit roles.

The board reviews the succession plans and has the opportunity to meet high-potential employees through board presentations and informal social gatherings, such as board dinners and site visits.

WORKPLACE DIVERSITY

We appreciate the contributions of every employee throughout the organization. We believe that a diverse workplace brings new ideas, perspectives, experiences and expertise, strengthening our ability to continue to innovate, manage change and grow as a respected industry leader. We are working hard to engage all members of our workforce so we attract and retain the best employees.

Diversity has also become a necessity as workforce demographics shift and companies do more business on a global scale and as the expectations of the workforce change.

In 2016, we increased our focus and attention on diversity and inclusion, and introduced compensable objectives focused on developing a five-year diversity and inclusion plan, a gender diversity plan, and a plan for revitalization of our resident of Saskatchewan’s North (RSN) strategy. We met these objectives by:

•	developing a five-year diversity and inclusion plan that outlines specific actions that management will take to increase the representation of RSN, women, aboriginal peoples, members of visible minorities and persons with disabilities in Cameco’s workforce and to create a culture of inclusion.
•	revitalizing the RSN strategy milestones, which included a review of the appropriateness of education and experience requirements for all roles at our northern Saskatchewan operations and a review of the apprenticeship and workplace education programs to ensure consistency and opportunity at those operations. In addition, we established accountability measures for management for our RSN commitments.

•	developing a gender diversity action plan, which includes: a report to Cameco to raise awareness and make the business case for workplace gender diversity, ensuring that there is a process to supply appropriate personal protective equipment for women at all of our operations, and development of action plans to address priority gender diversity issues (which is also a critical part of the overall diversity and inclusion plan referred to above).

WOMEN IN LEADERSHIP

We have one female executive officer, representing 20% of the executive officers, and three female vice-presidents, representing 25% of our senior management team. This closely tracks the proportion of women in our overall workforce. Cameco currently has about 690 female employees across North America, representing 24% of our workforce.

Executive officer appointments are typically a result of the succession framework that Cameco has implemented to build advanced competencies throughout the organization, and to identify high-potential employees, including female employees, and prepare them to take on executive roles in the future. When appointing executive officers, we try to ensure that, at a minimum, we have a complement of female executive officers that reflects the proportion of women in our workforce. We expect that our five-year diversity and inclusion plan will result in more women being identified and prepared for senior level positions at Cameco.

We do not have a formal policy and we have not set a target for the number of female executive officers, but our current processes are helping us evaluate how to remove barriers to increase participation and representation and, ultimately, the number of women leaders. We expect the work we are doing will lead to qualitative and quantitative measures to assess the effectiveness of management’s actions.

ABORIGINAL WORKFORCE

Cameco is Canada’s largest industrial employer of First Nations and Métis people. Aboriginal employees and contractors make up more than 46% of the workforce at our northern Saskatchewan operations. We also have a dedicated team of employees at our northern affairs office and at our satellite offices throughout northern Saskatchewan specifically working on local workforce development, including leadership development.

34 CAMECO CORPORATION

ASSESSMENTS

Performance and effectiveness assessments of the board, committees and individual directors are conducted annually.

The nominating, corporate governance and risk committee oversees the survey process and works with management to ensure the survey questions are structured to receive meaningful feedback from directors. The results are used to assess the board, the CEO, the composition of the committees and meeting effectiveness, identify any gaps in skills and experience and to ensure that the board is making the best use of each director’s expertise.

Responses are confidential and tallied externally to preserve anonymity and encourage open comments and full disclosure. Individual directors are not identified in the reports, other than the director self-assessments which are reviewed by the board chair and the chair of the nominating, corporate governance and risk committee who receive the reports. Board assessment results are shared with all board members and committee assessment results are shared with all committee members.

Directors also complete a self-assessment of their skills, performance and relevant experience. The nominating, corporate governance and risk committee chair or the board chair also conducts one-on-one interviews to allow directors to speak candidly about any issues or concerns relating to their performance, the performance of their peers, or the functioning of the board. The interview allows the chair to discuss capacity and commitment to the board as well as education opportunities.

The committee reviews the results of the board assessments, and makes recommendations to the board about board and/or committee composition, or changes to the structure, process or other aspects to enhance board performance.

EXTERNAL REVIEW

An independent third-party review of the board, committees and directors will take place in 2017.

SURVEYS	ACTIONS

Board survey ● completed by all directors	● nominating, corporate governance and risk committee analyzes results and prepares a summary report for the board

Director self-evaluation ● completed by all directors	● the nominating, corporate governance and risk committee chair and the board chair analyze results and discuss them with individual directors during personal interviews

Board chair evaluation ● completed by all directors	● nominating, corporate governance and risk committee chair reviews the results and presents them to the board chair

Committee surveys ● completed by members of each committee	● each committee chair analyzes the results and prepares a summary report for the committee and reports to the committee

Surveys of committee chairs ● completed by members of each committee	● board chair reviews the results and discusses any issues raised with each committee chair

CEO evaluation ● completed by the non-executive directors

● the human resources and compensation committee reviews and discusses the results

● the board discusses the results and the board chair and human resources and compensation committee chair review them with the CEO

2017 MANAGEMENT PROXY CIRCULAR 35

Board committees

The board carries out its responsibilities directly and through its five standing committees:

●	audit and finance
●	human resources and compensation
●	nominating, corporate governance and risk
●	reserves oversight
●	safety, health and environment.

The committee structure ensures directors can devote the requisite skills, time and attention to specific matters and supports the board in effectively overseeing our business and affairs and providing sound governance generally.

Three committees – audit and finance, human resources and compensation and nominating, corporate governance and risk – are 100% independent.

COMMITTEE RESPONSIBILITIES

Each board committee was formed based on the need for detailed oversight in key areas. Each committee has a mandate outlining the responsibilities and duties of the committee and its chair. You can find a copy of the mandates on our website (cameco.com/about/ governance/board-committees).

Each committee fulfills a governance role and develops an annual work plan for the year that sets out its priorities and activities and oversight of particular risks.

Committee work supports our four measures of success. We assess corporate performance based on how well we achieve both financial and operational goals, which are tied to our four measures of success (see pages 64 and 72 to 74).

MEASURE OF SUCCESS	COMMITTEES RESPONSIBLE

Outstanding financial performance	Audit and finance

Supportive communities	Audit and finance Safety, health and environment Human resources and compensation

Safe, healthy and rewarding workplace	Safety, health and environment Human resources and compensation

Clean environment	Safety, health and environment

Each committee chair is responsible for determining the meeting agenda, how often the committee will meet, the conduct of each meeting, and for chairing their committee meetings, as set out in each committee mandate.

Every year each committee conducts a formal self-assessment and reviews its performance against the committee’s mandate.

COMMITTEE MEMBERSHIP

Committee membership is reviewed after a new board member is elected and when changes are appropriate. We strive for periodic rotation of committee members but it is not mandated because there may be reasons to keep an individual director on a certain committee for a longer period. Changes are based on the recommendations of the chair of the board and the chair of the nominating, corporate governance and risk committee.

MORE ABOUT BOARD COMMITTEES

Each committee reviews its mandate annually.

Each committee sets aside time at each meeting to meet in camera without management present, and reports the business of its meetings to the board in a timely manner.

You can read a report from each committee starting on the following page.

COMMITTEE CHAIR ROTATION

We have a committee chair rotation policy that calls for rotating the positions every five years. Changes to the committee chairs and committee memberships must be made in a way that balances continuity and the need for fresh ideas, while recognizing each director’s particular areas of expertise.

Two committee chairs were changed in 2016. Ian Bruce took on the role as chair of the human resources and compensation committee and Anne McLellan became chair of the nominating, corporate governance and risk committee.

CROSS-COMMITTEE ATTENDANCE

All directors are invited to attend any board committee meeting.

Members of the audit and finance committee attend the portion of the human resources and compensation committee meetings on the finance succession plan, which includes the CFO and senior finance personnel.

The chair of the safety, health and environment committee attends the portion of the human resources and compensation committee meeting when it reviews that aspect of our annual corporate performance.

The chair of the reserves oversight committee attends the audit and finance committee meeting to report on annual reserves and resources.

ACCESS TO MANAGEMENT AND OUTSIDE ADVISORS

The board and committees can invite any member of management, outside advisor or other person to attend their meetings.

Committees can engage outside advisors to assist in carrying out their duties, as authorized by their mandates. Individual directors can also engage outside advisors, as long as they receive approval in advance from the nominating, corporate governance and risk committee. The human resources and compensation committee and the nominating, corporate governance and risk committee each engaged an independent consultant in 2016.

36 CAMECO CORPORATION

Audit and finance committee

MEETINGS IN 2016: 6

The committee met separately with the internal auditor and external auditors at every regular meeting.

MEMBERS

John Clappison (chair since

May 2009)

Ian Bruce

Daniel Camus

Catherine Gignac

Neil McMillan (ex-officio)

Nancy Hopkins left the

committee in May 2016.

100% INDEPENDENT

All members are independent and financially literate.

John Clappison and Ian Bruce are the audit and finance committee’s financial experts because they have accounting or related financial expertise and meet the necessary requirements under US securities laws.

Daniel Camus also qualifies as a financial expert given his experience.

None of the committee’s members serve on the audit committee of more than two other public companies.

The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

KEY RESPONSIBILITIES

The audit and finance committee supports the board in fulfilling its oversight responsibilities regarding the integrity of our accounting and financial reporting; the adequacy and effectiveness of our internal controls and disclosure controls; legal; regulatory (excluding safety, health and the environment) and ethical compliance; the independence and performance of our external and internal auditors; oversight of specific risks; and prevention and detection of fraudulent activities and financial oversight.

2016 COMMITTEE HIGHLIGHTS
Financial reporting
● oversaw the quality and integrity of our accounting and financial reporting processes
● reviewed and recommended the annual and quarterly financial statements and MD&A and quarterly press releases to the board for approval
Internal controls
● reviewed the effectiveness and integrity of our internal control systems and disclosure controls
External audit

●   approved the annual audit plan and the external auditors’ fees, including pre-approval of all services to be provided. See page 5 for a description of the services provided by the external auditor and the fees paid to them in 2016

● received regular reports from the external auditors on the audit of our financial statements
● assessed the performance of the external auditors
● reviewed the auditor’s qualifications, independence and depth of business and industry knowledge and recommended the appointment of our external auditor for the coming year
● regularly met with the external auditor without management present
Internal audit
● assessed the internal auditor, reviewed the internal audit mandate and approved the internal audit plan for the year
● received regular reports from the internal auditor on the fulfillment of its plan and its recommendations to management
● regularly met with the internal auditor without management present
Compliance
● reviewed reports about our compliance programs, including the code of conduct and ethics and our international business conduct (anti-corruption) compliance program
● reviewed related-party transactions and political and charitable donations
● received a report on compliance with the Extractive Sector Transparency Measures Act
● received briefings on the OECD’s base erosion and profit shifting requirements (BEPS)
● reviewed policies and programs to monitor compliance with legal and regulatory requirements
● received briefings and reports on management’s hedging, debt and credit policies and compliance with them ● received and reviewed quarterly litigation reports
Risk oversight
● received management presentations on enterprise risks that the committee oversees
● received quarterly updates on the status of mitigation plans pertaining to the risks that the committee oversees (including financial, fraud and other material risks within the committee’s mandate)
Financial oversight
● received and reviewed reports on our insurance program, directors’ and officers’ liability insurance and indemnity agreements
● received and reviewed the annual supply chain management report
● received regular reports from NUKEM on its trading activities
● received and reviewed reports on the company’s funding (including finance and cash flow planning) ● received a report on the impact of carbon tax to the company

2017 MANAGEMENT PROXY CIRCULAR 37

Human resources and compensation committee

MEETINGS IN 2016: 7

MEMBERS

Ian Bruce (chair since May 2016)

Daniel Camus

Don Kayne (joined in May 2016)

Anne McLellan

Neil McMillan (ex-officio)

James Curtiss left the

committee in May 2016.

100% INDEPENDENT

The committee also has an external consultant who provides independent advice on executive compensation matters. Meridian Compensation Partners (Meridian) has been the committee’s consultant since December 2011, and it has not provided any services to management.

The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

KEY RESPONSIBILITIES

The human resources and compensation committee supports the board in fulfilling its oversight responsibilities regarding human resource policies, executive compensation and executive succession and development.

2016 COMMITTEE HIGHLIGHTS

A letter from the chair of the human resources and compensation committee begins on page 48.

Compensation governance

•   monitored compensation trends and emerging issues

•   reviewed ‘say on pay’ results

•   reviewed all aspects of our director and executive share ownership guidelines, including compliance

•   selected and managed the committee’s independent compensation consultant, approved its work plan, qualifications and fees and considered its independence

•   reviewed the compensation disclosure in this circular

Executive and director compensation

•   reviewed and recommended to the board approval of executive compensation

•   reviewed and recommended to the board revised incentive plans

•   reviewed and recommended to the board a revised director compensation program

Succession planning

•   received management presentations and oversaw the succession planning process

Risk oversight

•   received management presentations on enterprise risks that the committee oversees

•   received quarterly status updates on the mitigation plans pertaining to the risks that the committee oversees (including compensation risk, third-party compensation risk assessments, talent management risk, succession risk, cyber-security risk and other material risks within the committee’s mandate)

Pension plan governance

•   oversaw pension plan governance and management’s supervision of our pension plan

Nominating, corporate governance and risk committee

MEETINGS IN 2016: 5

MEMBERS

Anne McLellan (chair since

May 2016)

Daniel Camus (joined in

May 2016)

John Clappison

Jim Gowans (joined in

May 2016)

Neil McMillan (ex-officio)

Nancy Hopkins and James Curtiss left the committee in May 2016.

100% INDEPENDENT

The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

KEY RESPONSIBILITIES

The nominating, corporate governance and risk committee supports the board in fulfilling its oversight responsibilities by developing and recommending a set of corporate governance principles, identifying and recommending director candidates and overseeing risk management.

2016 COMMITTEE HIGHLIGHTS

Corporate governance

•   monitored governance trends and emerging issues

•   reviewed revisions to our governance guidelines, including updates to sections relating to director participation and attendance

•   reviewed director independence and conflicts of interest

•   assessed the size, composition and mandates of the board and board committees

•   reviewed the competency and attribute matrices

•   reviewed the board’s diversity policy

•   oversaw our director education program

Director recruitment

•   oversaw the director selection process, including identification of selection criteria, selection of a director search firm and review and approval of interview candidates

•   recommended Kate Jackson as a new director, who was appointed January 1, 2017

Risk oversight

•   oversaw our risk management process and policies

•   oversaw management of our risk profile and risk tolerance associated with our strategy and corporate objectives

Board and committee assessments

•   evaluated the performance and effectiveness of the board and directors based on the annual assessment results (no material issues were raised as part of this process)

Governance disclosure

•   reviewed third party governance ratings

•   reviewed governance disclosure for this management proxy circular

38 CAMECO CORPORATION

Reserves oversight committee

MEETINGS IN 2016: 3

The committee met separately with the leading qualified person at every meeting.

MEMBERS

Catherine Gignac (chair since

May 2015)

Donald Deranger

Jim Gowans

Don Kayne (joined in May 2016)

Neil McMillan (ex-officio)

Ian Bruce left the committee in

May 2016.

Three of the four members are independent.

The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

KEY RESPONSIBILITIES

The reserves oversight committee supports the board in fulfilling its oversight responsibilities regarding estimating and disclosing mineral reserves and resources.

2016 COMMITTEE HIGHLIGHTS

Estimating mineral reserves and resources

•  confirmed our qualified persons for estimating our mineral reserves and resources

•  performed the due diligence process for the year-end reserves and resources reporting

•  reviewed management’s annual reserves and resources report and annual reconciliation of reserves to mine production and recommended them to the board for approval

•  reviewed material changes to mineral reserves and resources estimates and recommended them to the board for approval before publication and release

•  received management reports on internal controls and procedures regarding mineral reserves and resources reporting

Disclosing mineral reserves and resources

•  monitored industry standards and regulations on estimating and publishing mineral reserves and resources information, and related issues and developments through reports from management

•  received reports from the leading qualified person on the mineral reserves and resources estimates and confirmed that the information has not been restricted or unduly influenced

•  received confirmation from the leading qualified person and chief operating officer that the information is reliable and that we will publish mineral reserves and resources estimates according to securities laws and regulations that apply to us

•  received confirmation from the leading qualified person that our disclosure controls for disclosing mineral reserves and resources estimates comply with industry standards

•  received a report on the Cigar Lake technical report

•  received and recommended approval to the board of the mineral reserves and resources policy

•  received a report on the Cigar Lake mineral reserves and resources external audit

Risk oversight

•  received management presentations on enterprise risks that the committee oversees

•  received status updates on the mitigation plans pertaining to the risks that the committee oversees (including mineral reserves and resources risks and other material risks within the committee’s mandate)

Safety, health and environment committee

MEETINGS IN 2016: 4

MEMBERS

Jim Gowans (chair since

May 2015)

Donald Deranger

Catherine Gignac

Don Kayne (joined in May 2016)

Neil McMillan (ex-officio)

Daniel Camus and Anne McLellan left the committee in May 2016.

Three of the four members are independent.

The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

KEY RESPONSIBILITIES

The safety, health and environment committee supports the board in fulfilling its oversight responsibilities regarding safety, health and environmental matters.

2016 COMMITTEE HIGHLIGHTS

Overseeing and assessing policies and management systems

•  oversaw our compliance with all relevant safety, health, environment and quality (SHEQ) legislation and our SHEQ policy and programs

•  received reports on management’s benchmarking of our policies, systems and monitored processes against industry best practice

Monitoring and assessing performance

•  reviewed findings of safety, health and environment (SHE) audits, action plans and results of investigations into significant events

•  monitored the US Occupational Safety and Health Administration (OSHA) metrics implemented to drive continued improvements to our safety performance

•  reviewed the annual SHE budget to ensure sufficient funding for compliance

•  determined the SHEQ objectives and results for executive compensation and related impact

•  reviewed our sustainable development report

•  monitored trends, significant events and emerging issues through reports from management

Risk oversight

•  received management presentations on enterprise risks that the committee oversees

•  received status updates on the mitigation plans pertaining to the risks that the committee oversees (including SHE risks and other material risks within the committee’s mandate)

2017 MANAGEMENT PROXY CIRCULAR 39

Compensation

We compensate our directors and executives in a way that is fair, competitive and based on performance.

This section of the board’s report is based on the recommendations of the human resources and compensation committee. It gives you insight into our compensation process and the components of our program.

We have provided more information than what is required by regulators to give you a more complete understanding of our decisions.

WHERE TO FIND IT
Compensation governance	41
• Compensation risk management	41
• Independent advice	43
Director compensation	44
• Compensation discussion and analysis	44
- Approach	44
- Share ownership	44
- Fees and retainers	44
- Assessing the program	45
• 2016 Details	46
- Director compensation table	46
- Incentive plan awards	47
- Loans to directors	47
Executive compensation	48
• Message to shareholders	48
• Cameco compensation practices	53
• Executive compensation and strategy	54
- Compensation timeline	54
• Share performance and executive compensation	55
- CEO compensation summary	58
- CEO’s compensation lookback	59
• Compensation discussion and analysis	60
- Approach	60
- Annual decision-making process	63
- Measuring performance	64
- Compensation components	65
- 2016 Performance and compensation	72
- 2017 Compensation decisions	78
• 2016 Details	79
- Summary compensation table	79
- Incentive plan awards	82
- Equity compensation plan information	84
- Pension benefits	85
- Loans to executives	87
- Termination and change of control benefits	87

40 CAMECO CORPORATION

Compensation governance

The board has ultimate responsibility for Cameco’s compensation.

The human resources and compensation committee assists the board in overseeing our human resources policies, executive compensation, succession planning, pension plans and director compensation. The committee is qualified and experienced and 100% independent, and has four members of varying tenure.

YEARS ON COMMITTEE

Ian Bruce (chair)	3

Daniel Camus	6

Don Kayne	1

Anne McLellan	10

Neil McMillan (ex-officio)	6

NUMBER OF COMMITTEE MEMBERS

Business and industry experience	4 of 4

Executive compensation experience (as a senior executive, managing partner or member of the compensation committee of other public companies)	4 of 4

Governance background	4 of 4

Risk oversight experience	4 of 4

Executive leadership	4 of 4

Ian Bruce brings strong finance, investment banking, risk management and CEO experience to his role as committee chair. The other committee members bring strong backgrounds in finance, risk oversight, governance and executive compensation to the committee.

You can read more about the committee members in the director profiles starting on page 12.

IMPORTANT THINGS TO KNOW

We believe in frank and transparent disclosure.

The board oversees our compensation policies and practices and can use discretion, subject to limits on adjusting compensation upward.

Our culture encourages management to be objective in assessing its own performance and making recommendations to the board to adjust compensation when appropriate.

Management developed six compensation principles that were adopted by the board (see page 60). These principles guide all executive compensation decisions at Cameco.

Compensation risk management

Compensation risk is addressed by the human resources and compensation committee (see page 38 for details).

Our compensation program:

•	is designed to encourage the right management behaviours
•	uses a broad based approach to assess performance (balanced scorecard)
•	recognizes appropriate risk taking
•	avoids excessive payouts to executives and employees.

The human resources and compensation committee works with management and the safety, health and environment committee to set corporate objectives for all incentive plans.

The committee stress tests different performance scenarios and back tests previous performance and compensation decisions to make sure decisions and outcomes are appropriate.

Meridian Compensation Partners (Meridian), the human resources and compensation committee’s independent consultant, has reviewed Cameco’s program changes since 2013 and confirmed that changes are neutral or reduce compensation-related risk.

Mercer (Canada) Limited (Mercer) and management conducted a comprehensive review of our compensation program, policies and practices in 2015 as part of our regular practice.

The review included nine key areas:

•	compensation principles
•	comparator groups
•	positioning of target compensation
•	pay mix
•	incentive plan design
•	performance measures
•	share ownership
•	plan governance and risk mitigation
•	supplemental executive pension program.

Meridian reviewed all changes coming out of the 2015 review and confirmed that they have a neutral impact or reduce compensation-related risk.

2017 MANAGEMENT PROXY CIRCULAR 41

CLAWBACK POLICY

We have a clawback policy that applies to all named executives and compensation received after January 1, 2013. Our previous policy (in effect since 2003) applies to incentive compensation awarded to the CEO and CFO prior to 2013.

The policy covers incentive compensation, including any annual bonus, performance share units, restricted share units and stock options granted or received. It allows us to recoup the incentive compensation of the executive at fault if all three of the following events occur:

•	we make an accounting restatement if there is a material non-compliance with financial reporting requirements under securities laws
•	an executive engaged in gross negligence, intentional misconduct or fraud which caused or significantly contributed to the restatement
•	the executive was overcompensated as a result of the restatement.

If these three events occur, the board and the human resources and compensation committee will decide how the policy will apply. If an executive is at fault, we recoup the amount of the incentive compensation granted during or for the years subject to the restatement that exceeds the compensation that would have been computed based on the restated results.

SHARE OWNERSHIP

Until their target ownership levels are met, our share ownership guidelines require executives to hold their current shares, and to purchase additional shares with their after-tax proceeds from redeeming or exercising equity awards. See page 62 for details.

EQUITY COMPENSATION

Long-term incentive awards are allocated 60% to PSUs and 40% to stock options and their value is not guaranteed.

Performance under the PSU plan is based on a combination of absolute and relative measures over a three-year period –relative average realized uranium price, tier-one production and relative TSR, which has a 40% weighting.

The ultimate value of the stock options is determined by our share price at the time of exercise. All stock options granted since 2008 are currently out-of-the-money.

ABOUT OUR COMPENSATION FRAMEWORK

•	We use a multi-year strategic plan to balance risk and reward.
•	We embed our corporate objectives into how we assess executive performance.
•	Compensation is directly linked to our strategy and performance
•	We use at-risk compensation to motivate executives because the value depends on performance.
Balanced decision-making
•	Corporate performance is based on absolute and relative measures.
•	We use a balanced scorecard to provide a more direct line of sight to specific objectives.
Threshold performance
•	We must achieve at least a minimum threshold performance to receive incentive award payouts.
Limits on incentive pay
•	The STI and PSU plans are designed to pay out at a maximum of 200% of target if performance is exceptional. The human resources and compensation committee and board cannot exceed this cap.
•	We set achievement thresholds and maximums for each objective under the plans to determine the payout and avoid extremely high payouts from excessive risk-taking.
•	Potential payouts under the incentive plans are modest as a percentage of revenue and income.
Clawback policy
•	We claw back incentive compensation if there was an overpayment because of a restatement of our financial statements due to misconduct.
No hedging
•	Our securities trading and reporting policy prohibits directors, executives and other employees from hedging their shares or equity-based compensation.
CCGG pay-for-performance principles
•

Our compensation philosophy and practices incorporate the compensation principles that the Canadian Coalition for Good Governance (CCGG) recommends for Canadian companies. These principles reflect pay for performance and integrate risk management functions into the company’s executive compensation philosophy and structure.

42 CAMECO CORPORATION

Independent advice

The board and board committees retain independent consultants as appropriate to assist them in carrying out their duties and responsibilities.

Meridian serves as the human resources and compensation committee’s independent consultant, and Mercer is management’s consultant.

COMMITTEE’S CONSULTANT

The committee considers the independence of advice it receives on compensation matters, and reviews all fees and the terms of consulting services provided by the independent consultant.

The committee considers the recommendations provided by its compensation consultant or management along with other information, and is ultimately responsible for its own decisions.

The committee reviews our director and executive compensation programs regularly as a good practice. Comprehensive reviews of director compensation and executive compensation were conducted in 2016 and 2015, respectively.

The table below shows the fees paid to the independent consultant in 2015 and 2016. Meridian did not provide any services to management in either year.

	2016	2015

Meridian Compensation Partners

Executive compensation-related fees	$130,325	$110,055
All other fees	–	–
Percent of work provided to the committee	100%	100%

Meridian provided a broad range of services in 2016 as part of our comprehensive review of executive compensation:

Executive compensation

•	reviewed the comparator group

•	updated the compensation risk review

•	provided two education sessions for the committee on compensation and governance trends

•	reviewed our 2016 performance against targets

•	benchmarked compensation of the CEO and senior vice-presidents relative to the comparator group

•	conducted a review of our executive compensation program, performance measures, and STI and PSU plan objectives

•	completed a pay-for-performance assessment

•	reviewed retention values for key executives

•	conducted an in-depth review of the compensation discussion and analysis (CD&A)

•	consulted on numerous compensation governance matters, including share ownership requirements, clawbacks, proxy advisor positions, realized and realizable pay disclosure and ISS pay-for-performance modeling.

Director compensation

•	benchmarked compensation for the directors relative to the comparator group

•	provided advice on director compensation structures.

The committee reviewed Meridian’s report on independence as contemplated by the NYSE rules, is satisfied with the report and also determined that Meridian is independent.

2017 MANAGEMENT PROXY CIRCULAR 43

Director compensation

Compensation discussion and analysis

1.    Approach

We have three goals:

●	Recruit and retain qualified individuals to serve as members of our board and contribute to our overall success.
●	Align the interests of our board and shareholders by requiring directors to own shares or share equivalents, and receive at least 60% of their annual retainer in deferred share units until they meet our share ownership guidelines.
●	Pay competitively by positioning compensation at the median of director compensation paid by companies that are similar in nature and scope of operations and comparable in size.

2.    Share ownership

We introduced share ownership guidelines for non-executive directors in 2003 to more closely align their interests with those of our shareholders.

The human resources and compensation committee regularly reviews the share ownership guidelines and compares our director share ownership levels to our comparator group of companies. In 2014, share ownership guidelines were increased from three times to four times the annual retainer to align more closely with market practices and strengthen the alignment of their interests with those of our shareholders.

Directors must build their ownership of Cameco shares or DSUs and ultimately hold at least four times their annual retainer.

A director who:

●	joined the board before July 1, 2014 has the initial five year period to meet the previous target (three times the annual retainer) and an additional two years to meet the new target (four times the annual retainer)
●	joined after July 1, 2014 has five years to meet the new target
●	becomes the board chair has an additional three years to meet the target (due to the higher retainer as board chair).

We assess compliance annually, and value shares and DSUs at the price they were acquired or the year-end closing price of Cameco’s shares on the TSX, whichever is higher.

ABOUT DSUs

A deferred share unit (DSU) is a notional share that has the same value as one Cameco common share. DSUs earn additional units as dividend equivalents, at the same rate as dividends paid on our common shares.

DSUs are paid out to directors in cash following their retirement from the board.

As of December 31, 2016, all of the nominated directors are in compliance with the guidelines. They either hold the minimum, or have time remaining to meet the requirements. See the director profiles beginning on page 12 for details about each director’s share ownership.

The human resources and compensation committee reviews any situation where a director does not meet the requirement by the required date or maintain the minimum ownership level, and recommends a course of action to the board. The board has the discretion to decide what action, if any, should be taken.

As of December 31, 2016, directors held $7,221,499 worth of DSUs based on $14.04, the year-end closing price of Cameco shares on the TSX.

3.    Fees and retainers

For 2016, director compensation included:

●	an annual retainer (higher retainer for the non-executive chair of the board)
●	an annual fee as committee chair or committee member (higher fee for the human resources and compensation and audit and finance committee chairs)
●	an attendance fee for each board and committee meeting a director attends (higher fee for the human resources and compensation and audit and finance committee members)
●	a travel fee to cover the necessary travel time to attend board and committee meetings.

The non-executive chair receives a flat fee retainer, so Neil McMillan did not receive any committee retainers or board or committee attendance fees in 2016. We pay for reasonable travel and out-of-pocket expenses relating to directors’ duties.

44 CAMECO CORPORATION

The table below shows our non-executive director fee schedule, which took effect on July 1, 2014. Directors who live outside of Canada are paid at the same rate in US dollars. Directors who are employees of Cameco, such as Tim Gitzel, do not receive director compensation.

Our director compensation, on a per director basis, for 2016 was at the 39th percentile of the S&P/TSX 60.

ANNUAL RETAINER	($)
Non-executive chair of the board	375,000
Other non-executive directors	160,000
OTHER RETAINERS
Committee members (per committee)	5,000
Committee chairs Audit and finance committee and Human resources and compensation committee Other committees	20,000 11,000
ATTENDANCE FEES (PER MEETING)
Board meetings	1,500
Audit and finance committee meetings and Human resources and compensation committee meetings	2,000
Other committee meetings	1,500
TRAVEL FEES (PER TRIP)
Greater than 1,000 km within Canada	1,700
From the US	1,700 (US)
From outside North America	2,700 (US)

A director who has not met the share ownership guidelines must receive at least 60% of his or her annual retainer in DSUs.

A director who has met the guidelines can receive all of the retainer and fees in cash, or a portion in cash and the balance in DSUs in increments of 25%, which is decided before the beginning of the fiscal year. See the director compensation table on the next page for details.

Directors who elect to receive all of their compensation in cash continue to increase their share ownership through dividend equivalents paid in DSUs.

Directors must maintain their share ownership once they meet the guidelines. The shares and DSUs are valued on an ongoing basis using the closing price of our shares on the TSX, or the acquisition value, whichever is higher.

4.    Assessing the program

The human resources and compensation committee periodically reviews director compensation and makes recommendations to the board as appropriate.

The committee conducted a formal review of director compensation in 2016 and recommended changes to simplify the program. The board approved the changes effective January 1, 2017.

DIRECTOR COMPENSATION CHANGES FOR 2017

The board approved a simplified director compensation program for 2017 that:

●   features an annual retainer that recognizes meeting attendance and includes premiums for directors who take on additional roles and responsibilities

●  eliminates meeting fees

●  changes the share ownership requirement to three times the annual retainer (as a result of the higher annual retainer)

●  pays all directors in Canadian dollars (non-Canadian directors have historically been paid in US dollars).

The new program caps director compensation and is easier to administer. It is not intended to increase director compensation.

2017 MANAGEMENT PROXY CIRCULAR 45

2016 Details

Daniel Camus received his compensation in US dollars because he lives outside of Canada. The amounts relating to his compensation were paid $1(US) for each $1 (Cdn), but have been converted to Canadian dollars for reporting purposes at the following exchange rates:

	MARCH 21, 2016	JUNE 27, 2016	SEPTEMBER 20, 2016	DECEMBER 22, 2016
$1 (US)	$1.3085 (Cdn)	$1.3073 (Cdn)	$1.3209 (Cdn)	$1.3497 (Cdn)

Director compensation table

The table below shows fees earned by each non-executive director in 2016, based on the fee schedule, their committee memberships and the number of meetings attended.

Tim Gitzel does not receive any compensation as a director because he is compensated in his role as president and CEO (see the summary compensation table on page 79). Neil McMillan is our non-executive chair of the board and his board retainer reflects the fees paid to him in this capacity.

	ANNUAL RETAINER	OTHER RETAINERS		ATTENDANCE FEES		TRAVEL FEE ($)	TOTAL PAID ($)	% OF ANNUAL RETAINER PAID IN DSUs (%)

NAME	BOARD ($)	COMMITTEE MEMBER ($)	COMMITTEE CHAIR ($)	BOARD ($)	COMMITTEE MEETINGS ($)
Ian Bruce	160,000	8,654	12,692	15,000	25,000	–	221,346	50
Daniel Camus	211,456	19,824	–	19,764	37,155	17,917	306,116	50
John Clappison	160,000	5,000	20,000	15,000	17,500	10,200	227,700	–
Donald Deranger	160,000	10,000	–	15,000	10,500	1,700	197,200	50
Catherine Gignac	160,000	8,173	11,000	15,000	19,000	10,200	223,373	60
Jim Gowans	160,000	8,173	11,000	15,000	15,000	8,500	217,673	–
Kathryn Jackson (joined the board on January 1, 2017)	–	–	–	–	–	–	–	–
Don Kayne	160,000	9,519	–	15,000	12,000	8,500	205,019	100
Anne McLellan	160,000	8,654	6,981	15,000	21,000	1,700	213,335	25
Neil McMillan	375,000	–	–	–	–	1,700	376,700	–
James Curtiss	76,475	2,390	9,559	11,773	11,772	2,224	114,193	–
Nancy Hopkins	58,462	1,827	4,019	9,000	7,000	–	80,308	25
Total	1,841,393	82,214	75,251	145,537	175,927	62,641	2,382,963	–

James Curtiss and Nancy Hopkins retired from the board in May 2016.

46 CAMECO CORPORATION

Incentive plan awards – DSUs

The next table shows what each non-executive director earned in DSUs in 2016. We have combined information from two mandatory tables: Incentive plan awards – Value vested or earned during the year and Outstanding share-based and option-based awards, into the table below.

Directors received their retainer and fees in cash and DSUs:

•	Share-based awards – Value vested during the year is the amount of DSUs that the directors received in 2016, valued as of the grant dates. It includes all of the DSUs that vested as of the grant date and DSUs granted as dividend equivalents in 2016.
•	Share-based awards – Market or payout value of vested share-based awards not paid out or distributed are all of the directors’ DSUs that have vested. DSUs are not paid out until the director resigns or retires from the board. The DSUs were valued at $14.04, the closing price of Cameco shares on the TSX on December 31, 2016.

		SHARE-BASED AWARDS
NAME	VALUE VESTED DURING THE YEAR ($)	MARKET OR PAYOUT VALUE OF VESTED SHARE-BASED AWARDS NOT PAID OUT OR DISTRIBUTED ($)
Ian Bruce	120,209	397,109
Daniel Camus	175,155	859,443
John Clappison	17,561	608,323
Donald Deranger	113,878	588,266
Catherine Gignac	101,316	242,412
Jim Gowans	23,530	815,127
Kathryn Jackson (joined the board on January 1, 2017)	–	–
Don Kayne	207,333	209,346
Anne McLellan	67,778	537,074
Neil McMillan	26,776	927,543
James Curtiss	19,990	1,599,600
Nancy Hopkins	25,388	437,257
Total	898,914	7,221,500

See the director profiles starting on page 12 for the number of Cameco shares and DSUs held by each director.

Incentive plan awards – options

We stopped granting options to directors in 2003. None of the directors have any outstanding options.

Loans to directors

As of March 10, 2017, we and our subsidiaries had no loans outstanding to any current or former directors, except routine indebtedness as defined under Canadian securities laws.

2017 MANAGEMENT PROXY CIRCULAR 47

Executive compensation

Cameco is committed to maintaining the transparency of our executive compensation program.

The following message by the chair of the human resources and compensation committee highlights key aspects of our executive compensation program. A more detailed discussion follows in the compensation discussion and analysis (CD&A) beginning on page 60.

Message to shareholders1

Dear fellow shareholder,

As the incoming chair of the human resources and compensation committee, I am pleased to share with you the committee’s approach to executive compensation and the decisions the committee has made for 2016.

A CAREFULLY DESIGNED COMPENSATION PROGRAM

The board’s primary goal for the executive compensation program is to provide executive compensation that motivates executives to increase long-term shareholder value through an appropriate mix of fixed and variable compensation, and short- and long-term incentives. Executive pay is linked to the execution of the business plan and Cameco’s strategy, and reflects the board’s commitment to deliver strong returns to shareholders.

The committee considers many factors in setting total compensation, including current business challenges, experience in the role, scope of the role, internal equity, competitive market conditions, risk-taking, and longer-term performance and strategic objectives.

Most of management’s compensation is incentive-based and depends on performance. We mitigate risk through a carefully designed compensation program, risk policies and a comprehensive decision-making process. Deferred vesting of equity-based compensation, share ownership requirements, strict rules prohibiting hedging, clawback provisions, caps on incentive payouts and a balanced scorecard to measure and assess performance all discourage excessive risk-taking (see the Compensation discussion and analysis beginning on page 60 for more detail).

PAYING FOR PERFORMANCE

The committee measures Cameco’s performance independently and in relation to other companies and benchmarks. The committee considers both short-term and long-term accomplishments when awarding compensation.

Short-term incentive awards are tied to the achievement of annual targets in a balanced scorecard (financial, operational, safety, environment and community support) that contribute to long-term sustainable shareholder value (see page 72).

Long-term incentive awards are tied to absolute and relative measures, including relative share performance, the uranium price achieved relative to prices realized by competitors, and the growth in Cameco’s tier-one uranium production over a three-year period. (see page 75).

COMPENSATION AND PERFORMANCE PEERS

The committee assesses executive compensation levels using a group of comparator companies. These companies are in similar capital intensive, complex and highly-regulated businesses with head offices in Canada. These are also the companies that Cameco competes with for executive talent.

While these companies are suitable for comparing compensation, historically there has been some challenge to using them for our relative performance, because their share price performance is not affected by the uranium price.

Starting with the 2016 PSU awards, the committee is using the TSX 60 to measure Cameco’s relative TSR. The committee believes this is the most effective benchmark for two reasons:

•  the TSX 60 is an index of leading companies and the median of the index falls within Cameco’s parameters of one-third to three times its size by market cap

•  it measures how Cameco performs against its competitors for shareholder capital, better aligning with shareholders’ interests.

1.	This message to shareholders contains forward looking information and is based upon the assumptions and subject to the material risks described at pages 2 and 3 of our 2016 annual management’s discussion and analysis. Actual outcomes for future periods may be significantly different.

48 CAMECO CORPORATION

2016 PERFORMANCE

Corporate performance remains the most significant factor affecting the board’s decisions about pay for Cameco’s CEO and other senior officers.

The uranium market continued to be in a state of oversupply in 2016. Market recovery has taken longer than anticipated as a result of a slower than expected pace of reactor restarts in Japan, unexpected reactor shutdowns in other regions, delays in reactor construction programs, and reactors under construction not yet consuming uranium. At the same time, supply has not responded to weak prices.

The average uranium spot price declined by 42% in 2016, from $34.70 (US) per pound at the beginning of the year to $20.25 (US) at the end of the year. The average long-term uranium price declined by 32% from $44.00 (US) per pound at the beginning of the year to $30.00 (US) at the end of the year. Cameco’s share price declined by about 18% in 2016 largely as a result of the declining uranium spot price.

In this difficult market environment, where other uranium companies struggled financially in 2016, Cameco achieved adjusted net earnings2 of $143 million, and cash flow3 of $312 million, demonstrating the strength of its marketing strategy to provide protection in a declining market.

Cameco’s uranium segment continued to outperform the market and had a number of successes:

•	production at the Cigar Lake mine exceeded expectations
•	we signed an agreement with our partner, Kazatomprom, to restructure and enhance JV Inkai
•	conditional environmental approval was secured for our Yeelirrie uranium project in Western Australia.

Cameco implemented measures to sustain its financial capacity and position the company for future success, including suspension of production at its Rabbit Lake operation in northern Saskatchewan, curtailing production at US operations, and reducing its workforce by about 15%.

In a difficult year, the company performed well against its operational, environmental and community support targets (see pages 73 and 74).

Cameco is committed to living a strong safety culture and pursuing continual improvement. Injury rates were stable, but it did not meet one of two main safety targets for the year. Average radiation doses remained low and stable.

Cameco is committed to achieving leading environmental performance and, in 2016, for the ninth year in a row, had no significant environmental incidents.

Gaining the trust and support of communities, indigenous people, governments and regulators is necessary to sustain the company’s business. 2016 highlights include:

•	almost 80% of the company’s procurement ($210 million) was from locally-owned northern Saskatchewan companies
•	1,088 of Cameco’s personnel were local, from northern Saskatchewan
•	the company signed a collaboration agreement with the seven communities of the Athabasca basin, including three First Nations.

Cameco also continues to build an engaged, qualified and diverse organization capable of implementing its strategic plan in a challenging market. It earned four awards in 2016 that recognize its strengths as an employer. It was our eighth consecutive year for three of the four awards. While the company met its objectives for the development of a diversity and inclusion strategy, it missed its target for employee turnover in the first year of hire in 2016.

The result is an overall performance rating for the short-term incentive plan of 52% in 2016. This was mainly the result of below target financial performance, due to the pressure of the low uranium price.

2016 CEO COMPENSATION

The CEO’s target compensation mix is 17% base salary and 83% at-risk compensation (21% short-term incentive (STI) and 62% long-term incentives (LTI)). The LTI is awarded 60% as performance share units (PSUs) and 40% as stock options. The heavier weighting on PSUs increases the emphasis on performance-based vesting, reduces shareholder dilution and strongly aligns with shareholder interests. Relative TSR is weighted 40% in the PSU plan because of its importance to shareholders.

Last year, the committee increased the CEO’s base salary by 2.5% for 2016, reflecting Cameco’s strong operating performance in a challenging market environment and, on the advice of the committee’s independent consultant, to bring his salary closer to the market median.

2.	Adjusted net earnings is a non-IFRS measure as described in our 2016 annual MD&A and excludes the impact of various items as detailed in note 1 on page 74.
3.	Cash from operations after working capital changes.

2017 MANAGEMENT PROXY CIRCULAR 49

The CEO’s 2016 STI was $851,000, reflecting the company’s performance of 52% on the STI targets, and his very strong individual performance. Under his leadership, the company has taken actions intended to preserve shareholder value and position the company for long-term success.

The 2014 PSUs vested on December 31, 2016 and, based on Cameco’s corporate performance and share price, paid out on March 3, 2017 at 33% of their original grant value.

The CEO’s total direct compensation in 2016 was $5.9 million, the same as 2015. This reflects solid operating performance in a difficult market as assessed by the committee and his increased responsibilities because the company chose not to fill an executive role that was vacated in 2015.

THREE-YEAR LOOKBACK

The devastating earthquake and tsunami that struck Japan in 2011 and the resulting nuclear accident continues to impact the uranium market. Following the accident, the entire Japanese reactor fleet was shut down. While there have been a few restarts, Japan’s nuclear operators continue to face challenges. Events in Japan have shaken the world’s confidence in nuclear power. Most countries paused to confirm the safety of their existing nuclear plants and review growth plans. A few countries decided to phase out nuclear power.

Tim Gitzel became CEO shortly after the events at Fukushima. Since then, he has led efforts to sustain the company through weak markets and position it to benefit from recovery.

Over the last three years, Cameco:

•	ramped up Cigar Lake production to 17.3 million pounds (Cameco’s share is 8.7 million pounds)
•	reduced the average cost of Cameco’s uranium production by 18%
•	reduced capital spend by 55%
•	reduced the workforce by about 15%
•	optimized the value of Cameco’s existing sales contract portfolio
•	divested Cameco’s 31.6% interest in Bruce Power L.P. and related entities for $450 million – allowing the company to continue to invest in its core uranium business which is the prime value driver in the nuclear fuel business
•	taken action to preserve Cameco’s investment grade rating.

The CEO’s three-year average realized and realizable pay at the end of 2016 was $4.0 million, which is $1.7 million less than his reported compensation (you can read more about the CEO’s compensation beginning on page 58).

The average uranium spot price fell by 43% from $35.45 (US) per pound at the beginning of 2014 to $20.25 (US) at the end of 2016. Cameco’s share price is closely correlated to the uranium spot price. Absolute TSR was 32% from 2014 to 2016, and three-year relative TSR was at the 29th percentile, demonstrating that the company’s comparator group is not affected by uranium price movements.

The committee compared TSR performance with the CEO’s three-year average reported compensation (which includes the value of the equity-based compensation at the time of grant), and three-year average realized and realizable compensation (which includes the estimated value of the equity-based compensation based on actual performance and share price).

50 CAMECO CORPORATION

LOOKING AHEAD TO 2017

The growth in tier-one production was an important focus as Cameco commissioned and ramped up the Cigar Lake mine, which is a low-cost production source and will provide the company with leverage to enhance profit margins when the mine reaches full capacity. As Cigar Lake neared full capacity in 2016, the committee selected a new long-term target for 2017 that focuses on reducing costs at Cameco’s tier-one assets in Saskatchewan, which account for about 85% of the company’s production.

Cameco plans to further reduce costs and improve efficiency at its mining operations by reducing workforces at the McArthur River, Key Lake and Cigar Lake operations by 10%, and by making changes to work schedules and commuter flight services at the sites. The company also reduced 2017 corporate budgets across the board, which it expects will reduce direct administration costs (excluding stock-based compensation) by 20%.

The uranium market remains challenging, but Cameco’s management team is cautiously optimistic that there are signs of a market recovery. Future uncovered uranium requirements of utilities are increasing due to low levels of long-term contracting over the past four years. There have been several announcements that are expected to have a positive impact on the challenging market. However, we are waiting for a significant return of term contracting which Cameco believes will be the signal that market dynamics have turned more positive.

Uranium production is central to Cameco’s strategy, as it is the biggest value driver of the nuclear fuel cycle and its business. Cameco plans to continue focusing on its tier-one assets and manage its supply according to market conditions in order to return the best value possible. The company will do this with an emphasis on safety, people and the environment.

During a prolonged period of uncertainty, Cameco’s tier-one strategy helps to mitigate risk. As conditions improve, Cameco expects to meet rising demand with production from its best-margin operations.

The targets for the 2017 STI and LTI awards have been simplified to align with the strategy as they focus on:

•	achieving shareholder returns better than the TSX 60
•	delivering adjusted net earnings and cash flow in a tough market environment
•	optimizing costs at Cameco’s large Saskatchewan uranium operations where about 85% of Cameco’s production is sourced
•	achieving uranium sales prices higher than Cameco’s competitors
•	keeping people safe
•	protecting the environment
•	securing support from communities nearby Cameco’s operations.

The CEO continues to position the company to operate profitably if uranium spot and long-term prices remain low for longer, while maintaining upward leverage when the market recovers.

Based on the solid operating performance in a challenging market environment, there is sound rationale to support a salary increase of more than 2% for 2017 consistent with the comparator group. However, we are mindful of the performance of Cameco shares. To enhance the alignment with shareholder interests, the CEO has recommended no base salary increase for Cameco’s senior executives for 2017. The committee and board approved this recommendation.

The compensation timeline on page 54 gives more context to the compensation decisions described above. See page 55 for a discussion of the trend in share performance and total compensation awarded to the named executives over the past five years.

INCENTIVE PLAN CHANGES FOR 2017

The committee recommended changes to the short-term incentive plan for 2017 to simplify the plan while supporting our corporate strategy and aligning with shareholders’ interests.

The board approved the following changes for implementation in 2017:

•  reduce the measures from 13 to five, while maintaining higher weightings for financial performance

•  maintain a balanced scorecard that aligns with Cameco’s four measures of success

•  make the plan additive to calculate the final corporate performance score, rather than using a formula that is additive and multiplicative

•  maintain the zero payout on a measure if performance is below threshold (minimum) performance.

The committee worked with its compensation consultant on the design changes to ensure the changes are appropriate and consistent with market practice. It also back tested the new approach to assess the intended results.

Full details of the plan changes and the 2017 scorecard will be provided in next year’s management proxy circular.

2017 MANAGEMENT PROXY CIRCULAR 51

THANK YOU FOR YOUR SUPPORT

The human resources and compensation committee oversees all compensation matters in the best interests of Cameco and its shareholders. I hope this overview provides some insight to the committee’s decisions in 2016, and how we link executive compensation to performance and shareholder value.

We introduced ‘say on pay’ in 2010 and have held an advisory vote every year since. Last year we received over 88% approval for our approach to executive compensation. While this feedback is positive, and we thank you for your support, we continue to monitor developments in executive compensation and evolving best practices to make sure our programs and decisions are appropriate.

I would like to acknowledge Jim Curtiss, who retired as chair of this committee and from the board in 2016. The committee thanks him for his many years of service and for providing sound governance on human resources matters.

I have been a Cameco shareholder for many years and am confident in the company’s long-term prospects. I look forward to chairing the committee and to continuing to oversee the human resources and compensation matters that are such an important aspect of Cameco’s success.

Sincerely,

Ian Bruce

Chair

Human resources and compensation committee

52 CAMECO CORPORATION

Cameco compensation practices

The human resources and compensation committee ensures our executive compensation program is based on sound decision-making processes and is competitive, pays for performance, motivates and attracts talent, and focuses on creating shareholder value.

WHAT WE DO

		Page

Ö	Pay for performance – 83% of the compensation for the CEO is at-risk pay – variable, contingent on performance and not guaranteed	60

Ö	Share ownership – we require our executives to own shares shares, or other equity, in Cameco and to obtain additional shares using the proceeds from redeeming or exercising vested equity awards until they have met their target ownership	62

Ö	Performance based vesting – 60% of the long-term incentive vests at the end of three years based on our absolute performance, relative TSR and relative average realized uranium price	68

Ö	Benchmarking – we benchmark executive compensation against a size and industry appropriate comparator group and target compensation to the median of the group	61

Ö	Caps on incentive payouts – our STI and PSU plans cap payouts at a maximum of 200% of target for exceptional performance. The human resources and compensation committee and the board cannot exceed this cap	65

Ö	Stress testing and back testing – we stress test different scenarios to assess appropriateness of pay and avoid excess risk-taking, and the committee looks back at long-term incentive awards previously granted when granting new awards	41

Ö	Clawbacks – our clawback policy applies to all executives and all incentive compensation awarded	42

Ö	Anti-hedging – directors, executives and other employees are prohibited from hedging their shares or equity-based compensation	42

Ö	Independent advice – the committee receives compensation advice from an independent advisor	43

Ö

Realized and realizable pay – the value ultimately realized from a long-term incentive award can be significantly different from the grant value. Share price is only one factor that affects the payout value

		55, 59

Ö	Modest benefits and perquisites – these are market competitive and represent a small part of total compensation	71

Ö	Employment agreements – employment agreements with the named executives protect specialized knowledge, contacts and connections obtained while at Cameco	87

Ö	Double trigger – the severance provisions in our executive employment agreements and our LTI plans have double triggers in the event of a change of control	88

WHAT WE DON’T DO
X	No repricing of stock options

X	No compensation for dividends on PSUs until they vest

X	No tax gross-ups

X	No excessive severance obligations

X	No bonus amounts or value of equity awards included in pension calculations (see page 85)

See Compensation governance on page 41 and the CD&A beginning on page 60 for more information.

2017 MANAGEMENT PROXY CIRCULAR 53

Executive compensation and strategy

Cameco’s strategy is to focus on our tier-one assets and to profitably produce at a pace aligned with market signals to increase long-term shareholder value. The board has a key role to play in strategy, and works directly with management in developing the strategic plan. Management’s primary focus is on taking advantage of the long-term growth we see coming in our industry, while maintaining the ability to respond to market conditions as they evolve. The board plays a key role in overseeing risk and execution of the corporate strategy, and challenging management on their progress.

We establish corporate objectives to achieve our strategic plan and our executive compensation program is directly aligned with the strategic plan:

•	measures within these objectives form the basis of the compensable targets under the short-term incentive plan
•	performance share units (PSUs) measure absolute and relative performance over a three-year period. The value realized is based on share performance and outcomes against targets based on our long-term strategic goals: relative TSR, relative uranium price and absolute production.

Compensation timeline

The chart below shows the different components that make up total direct compensation for our executives. Our short-term incentive plan offers the potential for executives to earn a cash bonus based on their success in achieving pre-established corporate and individual performance targets for the year.

Long-term incentives include a PSU plan and stock option plan, which have different terms for vesting and payouts. These incentive plans focus management on the importance of future value and drive corporate performance over the longer term.

Performance-based vesting and share price fluctuation can have dramatic impact on the realized and realizable value of equity-based compensation. The named executives realized 33% of the grant value of the 2014 PSU awards that vested at the end of 2016 (see pages 75 through 77). Option awards granted to the named executives over the past eight years are out-of-the-money (exercise price is greater than the share price as of December 31, 2016).

54 CAMECO CORPORATION

Share performance and executive compensation

The graph below compares our TSR to the S&P/TSX Composite Total Return Index, S&P/TSX 60 Total Return Index and S&P/TSX Global Mining Index for the past five years, assuming an initial $100 investment at the end of 2011 and reinvestment of dividends over the period. It also compares our TSR to the named executives’ compensation and shows the correlation between our share performance and realized and realizable compensation.

•	The three-year average reported compensation is for the named executives during the three-year period ending in the designated year. It reflects the sum of total compensation over the three years from the summary compensation table in our previous management proxy circulars, divided by three. Where there were changes in named executives, we used the incumbents in place at the end of the year.
•	The three-year average estimated realized and realizable compensation is for the named executives during the three-year period ending in the designated year. It reflects the sum of estimated realized and realizable compensation over the three years, including base salary, short-term incentive bonus, realized or realizable amounts for LTI (PSUs, options and RSUs) and pension value, divided by three. These amounts have been determined in the same manner as the total realized and realizable compensation in the CEO’s compensation lookback table on page 59.
•	The increase in 2016 average estimated realized and realizable compensation over 2015 reflects the lower base salaries, and short- and long-term incentive payouts for 2013 that are not used as part of the 2016 calculations, as well as a change in Sean Quinn’s role from 2013 to 2014. Please see the CEO compensation lookback on page 59 for the CEO’s 2015 and 2016 realized and realizable compensation.
•	We believe the method of three-year averages provides a reasonable reflection of long-term compensation because PSUs and RSUs pay out after three years and options vest over three years.

THIS YEAR’S NAMED EXECUTIVES

We have five named executive officers (named executives) in 2016, including the chief executive officer,

chief financial officer, and the next three most highly compensated officers at December 31, 2016.

• Tim Gitzel	President and Chief Executive Officer (CEO)
• Grant Isaac	Senior Vice-President and Chief Financial Officer (CFO)
• Robert Steane	Senior Vice-President and Chief Operating Officer (COO)
• Alice Wong	Senior Vice-President and Chief Corporate Officer (CCO)
• Sean Quinn	Senior Vice-President, Chief Legal Officer and Corporate Secretary (CLO)

2017 MANAGEMENT PROXY CIRCULAR 55

MARKET CONTEXT

Leading up to 2010, the uranium market experienced periods of growth and relative stability.

In 2010, market sentiment began to shift towards growth again as Chinese utilities entered the market in a sizeable way, signing long-term uranium contracts with multiple suppliers to fuel their growing nuclear fleet. This became a catalyst for the market as the uranium spot price rose from around $40 (US) per pound to over $70 (US) per pound by the end of the year.

However, in March 2011, the events at the Fukushima nuclear power plants in Japan halted and reversed this trend. Uranium prices fell, as did the share prices of companies involved in uranium exploration, development and production. As Japan idled its reactor fleet and some countries pursued phase-out of or a decrease in their nuclear generation, the uranium market entered a period of fundamental over-supply.

Russian highly enriched uranium (HEU) agreement ends
Fukushima nuclear incident
BHP Billiton Olympic Dam Clark shaft accident in Australia
Cameco announces plan to pursue long-term supply opportunities with China
Japan restarts first nuclear reactor since 2011 Fukushima incident
Cameco announces long-term uranium contract with China
Cameco announces long-term uranium contract with India
Ongoing uncertainty due to the effects of the events in Japan and global economic slowdown
$100
$80
$60
$40
$20
$0
2010
2011
2012
2013
2014
2015
2016

	2010	2011	2012	2013	2014	2015	2016
Cameco year-end share price (CCO: TSX)	$ 40.30	$ 18.41	$ 19.59	$ 22.04	$ 19.05	$ 17.07	$ 14.04
Cameco year-end share price (CCJ: NYSE)[1]	$ 40.38	$ 23.27	$ 19.72	$ 20.77	$ 16.41	$ 12.33	$ 10.47
U_3O_8 spot price (industry average)[1,2]	$ 46.83	$ 56.36	$ 48.40	$ 38.17	$ 33.21	$ 36.55	$ 25.64
U_3O_8 long-term price (industry average)[1,2]	$ 60.92	$ 66.79	$ 60.13	$ 54.13	$ 46.46	$ 46.29	$ 39.00

Line graphs reflect month-end prices.

1. Reported in US dollars.

2. Industry data based on TradeTech and Ux.

Market recovery has taken longer than originally anticipated as a result of a slower than expected pace of reactor restarts in Japan, unexpected reactor shutdowns in other regions, and delays in reactor construction programs. At the same time, supply has continued to perform well, adding to the delay in market improvement. There has been some supply curtailment, but there have been increases in other sources of supply. For example, enrichers, which are also feeling the negative impact of Fukushima, have increased underfeeding at their plants, adding additional volumes to an already oversupplied uranium market.

Although there were some positive developments in 2016, including further supply curtailments, most notably by Cameco, it proved to be another difficult year for the uranium market. Supply continued to be readily available in the near term, and there was further demand erosion with the announcement of additional early reactor retirements and delays to reactor construction programs. The spot price dropped approximately 40% over the course of the year, hitting a 12-year low of about $18 (US) per pound in early December, rebounding a bit and ending the year at $20.25 (US) per pound – a 70% decrease from March 2011. The term price dropped nearly 30% in 2016, ending the year at $30 (US) per pound – a 60% decrease from March 2011.

56 CAMECO CORPORATION

When we look at our share price in 2016, we see performance that we believe does not reflect the strength of our core business – including our strategy, our assets, our contract portfolio and our financial capacity. Instead, it seems to reflect factors outside our control, like the uranium market challenges, global economic uncertainty, geopolitical risk or the attractiveness of other commodity investments. We also know it is reflecting the uncertainty around our dispute with the Canada Revenue Agency, which is currently being litigated.

Although we cannot control the pace of the uranium market recovery, we can and will continue to take action on things we can control, including:

•	ensuring we are as streamlined and efficient as possible
•	managing our production responsibly
•	controlling our costs
•	protecting and extending the value of our contract portfolio
•	ensuring we are ready when the market calls for more uranium.

2017 MANAGEMENT PROXY CIRCULAR 57

CEO compensation summary

Tim Gitzel President and CEO

Tim Gitzel became president and CEO of Cameco Corporation on July 1, 2011.

Tim joined Cameco in January 2007 as senior vice-president and chief operating officer and was appointed president in May 2010. He has more than 20 years of senior management experience with Canadian and international uranium mining companies.

2016 pay mix (actual compensation)

2016 base salary and short-term incentive

Tim’s total cash compensation in 2016 was $1,876,000, including:

•   base salary of $1,025,000

•   an annual cash bonus of $851,000, which was 69% of his target award.

Our STI plan for 2016 (based on 13 objectives) scored 52% of target.

The CEO’s above-target payout on individual performance was a result of his strong leadership and strategic change initiatives during 2016. He lowered our costs and improved efficiency during difficult uranium market conditions and, under his management, our uranium segment continued to outperform the market and exceeded our annual production expectations.

Long-term (equity-based) incentives

As president and CEO, Tim receives over 65% of his compensation on a deferred basis as long-term incentives. This is at-risk, equity-based compensation – if our share price increases, so will the value Tim receives when the long-term incentives vest in several years.

The table below shows the grant and current realized and realizable value of long-term incentives awarded to Tim from 2014 to 2016. 2014 PSUs vested on December 31, 2016 with a realized value of $558,837. His options currently have a zero value because the exercise prices of all awards granted between 2014 and 2016 are higher than our share price on December 31, 2016.

The total realized and realizable value of Tim’s long-term incentive compensation is 40% of the total grant value, highlighting the link between pay and performance.

To quantify the long-term incentives, we are using a three-year period to provide a reasonable reflection of long-term compensation because PSUs pay out after three years and options vest over three years.

	•	PSUs and options (grant value) – amounts represent the total of the 2014 to 2016 PSUs grant values and the 2014 to 2016 options grant values in the summary compensation table on page 79.
•

PSUs (realized and realizable value) – amount Tim received on PSUs granted to him in 2014 and paid in early 2017 plus estimated amounts for PSUs granted to him in 2015 and 2016. The realizable value of PSUs granted in 2015 and 2016 have been estimated based on target vesting and the closing price of Cameco shares on December 31, 2016 of $14.04.

•

Options (current value) – includes the value of in-the-money options granted in 2014, 2015 and 2016. The value of the options granted to Tim in this period are based on the closing price of Cameco shares on the TSX on December 31, 2016. The realized and realizable value is zero because none of the options are in-the-money.

58 CAMECO CORPORATION

CEO compensation lookback

The following table takes a closer look at Tim’s compensation over the past three years. It shows the value of his three-year average compensation and his compensation disclosed in the summary compensation table in each of the past three years compared to their realized and realizable value.

His realized and realizable pay amounts are lower than the grant value disclosed in the summary compensation table, demonstrating the alignment between our compensation program and performance. Cameco has had strong financial, production and safety results in this three-year period, however, TSR was below target one of the three years. Realized and realizable compensation is lower when all performance measures do not show positive results.

TIM GITZEL’S COMPENSATION (2014 TO 2016 AND THREE-YEAR AVERAGE)
	Three-year average	2016	2015	2014

CEO three-year average compensation

The charts below show the impact of at-risk pay and the effect that performance and share price have on realized and realizable pay. There is a difference of -29% between the average grant value and the average year-end value.

Base salary	$998,894	$1,025,000	$1,035,282	$936,400
Annual incentive pay	998,333	851,000	1,084,000	1,060,000
RSUs paid out	493,157	–	–	1,479,471
PSUs awarded and paid out	1,084,932	558,837	1,527,893	1,168,065
Options exercised	–	–	–	–
Realized compensation subtotal	$3,575,316	$2,434,837	$3,647,175	$4,643,936
RSUs outstanding		–	–	–
PSUs outstanding		–	–	–
Options granted and outstanding		–	–	–
Pension	416,833	409,200	548,600	292,700
Realizable compensation subtotal	$416,833	$409,200	$548,600	$292,700
TOTAL REALIZED AND REALIZABLE COMPENSATION (based on 2016 year-end value)	$3,992,149	$2,844,037	$4,195,775	$4,936,636
TOTAL COMPENSATION AS REPORTED IN THE SUMMARY COMPENSATION TABLE (based on grant date values)	$5,646,859	$5,924,134	$5,917,347	$5,099,097

•     Base salary – This reflects the actual pay for the year and was greater in 2015 than 2016 because there were 27 pay periods in 2015 versus the usual 26 pay periods. Tim received no salary increase in 2013, a 2% salary increase in 2014, a 6.8% salary increase in 2015, and a 2.5% salary increase in 2016.

•     Annual incentive pay – bonus amounts paid each year.

•     RSUs paid out – Tim received one grant of RSUs when he became CEO in July 2011. They were paid out in Cameco common shares in July 2014

•     PSUs awarded and paid out – amounts paid out on PSUs awarded in 2012, 2013 and 2014 that vested in 2014, 2015 and 2016.

•     Options exercised – amount earned from options exercised from 2014 to 2016. Tim did not exercise any stock options in 2014, 2015 or 2016.

•     RSUs outstanding – no RSUs were awarded between 2014 and 2016.

•     PSUs outstanding – the outstanding PSUs granted in 2015 and 2016 have been given a zero value because they are performance-based awards that have not vested and may have a zero payout value when they vest.

•    Options granted and outstanding – amount that could be earned upon exercise of options that were granted from 2014 to 2016 based on $14.04, the closing share price of Cameco common shares on the TSX on December 31, 2016. No options granted between 2014 and 2016 are in the money.

•    Pension – pension values reported for 2014, 2015 and 2016 in the summary compensation table.

The table below gives a five-year look back at CEO compensation as disclosed in prior circulars and also compares the CEO’s compensation to the value earned by shareholders over the same period. We have indexed these values at $100 to provide a meaningful comparison. Tim Gitzel became president and CEO on July 1, 2011.

	COMPENSATION AWARDED	THREE-YEAR AVERAGE REALIZED AND REALIZABLE COMPENSATION AS AT DECEMBER 31, 2016[1]	PERIOD	VALUE OF $100
				CEO	SHAREHOLDER

2016	5,924,134	$3,992,149	Jan 1, 2014 to Dec 31, 2016	$67	$85

2015	5,917,347	3,093,626	Jan 1, 2013 to Dec 31, 2015	53	100

2014	5,099,097	2,757,473	Jan 1, 2012 to Dec 31, 2014	54	110

2013	4,720,325	2,770,902	Jan 1, 2011 to Dec 31, 2013	59	124

2012	4,772,534	3,023,578	Jan 1, 2010 to Dec 31, 2012	63	108

			Average	$59	$105

1.	The 2012 amount includes compensation awarded to Jerry Grandey who was the CEO until June 30, 2011 and differs from the three-year average above because this number is calculated on a three-year rolling period.

2017 MANAGEMENT PROXY CIRCULAR 59

Executive compensation

Compensation discussion and analysis

1. Approach Our executive compensation program is based on strong principles, a disciplined process and thorough research and analysis. Our program has three goals:			About the compensation mix We use financial and operational measures to assess performance for short- and long-term incentives. 60% of the 2016 long-term incentive vests based on performance.
1.	Attract, retain and motivate executives, who are operating in a highly-demanding, complex and competitive business environment.
2.	Establish a clear link between corporate performance and executive pay.
3.	Motivate executives to create shareholder value by:
	•	using total shareholder return as a performance measure
	•	rewarding them when they successfully achieve corporate and individual performance objectives over the short and long term
	•	ensuring a significant portion of their total compensation is at risk, reinforcing the importance of strong leadership and their ability to influence business outcomes and financial performance, and is tied to share value to align the interests of executives and shareholders.

COMPENSATION TARGETS

We target base salaries and total compensation at the median of our comparator group with the flexibility to position executive pay within the competitive range of the median for target performance.

The charts below show the 2016 target pay mix for total direct compensation for our named executives, and the amount of at-risk compensation.

60 CAMECO CORPORATION

RESEARCH AND BENCHMARKING

We use national, provincial and industry compensation forecasts and benchmark our executive compensation against our comparator group for individual compensation components and total compensation by position. Performance, scope of the role, experience and internal equity are also considered.

We engage an independent compensation consultant for advice and analysis to make sure our executive compensation is fair and competitive and we are balanced in our decision-making.

As a publicly-traded, global nuclear energy company based in Canada, we have no peers that are directly comparable, so the human resources and compensation committee, with the support of its independent consultant, established a comparator group of companies to assess compensation levels.

Comparator group

In 2016, we used one comparator group to benchmark our director and executive compensation.

The comparator group of 21 companies represents a cross-section of Canadian capital intensive companies from different sectors that are similar by size of assets, revenue, enterprise value and market capitalization (generally ranging from one-third to three times the size of Cameco). These companies were also selected because they are in regulated or relevant industries, in complex businesses, have operations in multiple geographic locations and jurisdictions, and a head office in Canada, which are the same principles and criteria we used to establish the comparator group beginning in 2009.

NEW IN 2016

Benchmarking compensation

We revised the compensation comparator group for 2016 to reflect changes in the industry and the sale of our interest in Bruce Power L.P.

Goldcorp, Hudbay Minerals Inc., MEG Energy Corp. and New Gold Inc. replaced Emera Inc., Fortis Inc., Sherritt International Corporation and Talisman Energy Inc.

We used a multi-step evaluation process based on our existing criteria and focused on companies in the resource industry (mining in particular) that are similar in size and complexity and are a relatively good fit with the overall group.

Our objective was to continue to have a robust and stable group of companies comparable by size and industry that are appropriate for assessing market levels of compensation.

2016 COMPARATOR GROUP
DIVERSIFIED METALS, MINING AND GOLD	ENERGY (OIL, GAS AND METHANOL)	UTILITIES, ENERGY INFRASTRUCTURE AND POWER PRODUCERS

Agnico-Eagle Mines Ltd.

Agrium Inc.

Eldorado Gold

First Quantum Minerals Ltd.

Goldcorp Inc.

Hudbay Minerals Inc.

IAMGold

Kinross Gold Corp.

Lundin Mining Corp.

New Gold Inc.

Potash Corp. of Saskatchewan

Teck Resources

Yamana Gold Inc.

	Arc Resources Crescent Point Energy EnCana Corp. Enerplus Resources Fund MEG Energy Corp. Methanex Corp. Penn West Petroleum	TransAlta Corp.

2017 MANAGEMENT PROXY CIRCULAR 61

SHARE OWNERSHIP

We require our executives to own Cameco shares so they have a vested interest in the company aligned with shareholders.

Our share ownership guidelines are a multiple of base salary:

•	CEO – 4 x base salary

•	senior vice-presidents – 2 x base salary

•	vice-presidents – 1 x base salary.

Executives must meet their ownership targets within five years of being appointed to the position. Sean Quinn was promoted to his position in 2014 and he has until April 2017 to meet his ownership target. All of the other named executives meet their share ownership requirements.

If an executive is promoted to a higher level and has a higher share ownership target, he or she will have an additional three years to meet the increased target. Executives must use the after-tax proceeds from the payout of their PSU awards and the exercise of stock options to purchase additional Cameco shares until they have met the requirements.

In addition, named executives who received special grants of RSU awards receive Cameco shares when the RSUs vest, and they must hold them for two years after vesting or until they have met their share ownership target, whichever is longer.

The table below shows the number of shares held by our named executives at December 31, 2016. We calculate the target value of share ownership by using their 2016 base salary and the multiplier for their position. Share value is based on $14.04, the closing price of Cameco common shares on the TSX on December 31, 2016 or the executive’s purchase price, whichever is higher. See the notes to the table below for information about how we determine the PSU and RSU values.

Executive share ownership guidelines were reviewed as part of the 2015 compensation review and no changes are planned for 2017 because we believe our guidelines support best practices and align with the market generally.

NAME	2016 BASE SALARY ($)	MULTIPLE	TARGET VALUE OF OWNERSHIP ($)	CAMECO SHARES QUALIFYING PSUs				RSUs		VALUE OF SHARE OWNERSHIP ($) (SHARES, RSUs AND QUALIFYING PSUs)	MEETS SHARE OWNERSHIP TARGET
				NUMBER HELD (#)	VALUE ($)	NUMBER HELD[3] (#)	VALUE[4] ($)	NUMBER HELD[5] (#)	VALUE[6] ($)

Tim Gitzel[1]	1,025,000	4 x	4,100,000	221,854	4,289,089	93,720	1,315,829	–	–	5,604,918	Yes (137% of the target for the CEO)

Grant Isaac	550,000	2 x	1,100,000	42,795	778,481	32,260	452,930	34,240	240,365	1,471,776	Yes (134% of the target for the CFO)

Robert Steane	611,500	2 x	1,223,000	118,401	2,113,705	40,920	574,517	–	–	2,688,222	Yes (220% of the target for the COO)

Alice Wong	444,700	2 x	889,400	53,974	753,686	21,120	296,525	30,440	213,689	1,263,900	Yes (142% of the target for the position)

Sean Quinn[2]	430,000	2 x	860,000	28,164	518,819	20,360	285,854	–	–	804,673	On track (94% of the target for the position)

1.	See Tim Gitzel’s profile on page 16 for the total number and value of the CEO’s shares and all PSUs, not just qualifying PSUs.

2.	Sean Quinn was promoted to his position in April 2014 and has until April 2017 to meet his share ownership guideline.

3.	This is the lesser of the number of the qualifying PSUs and the number of Cameco common shares, held by the named executive.

4.	The value of the qualifying PSUs is the number multiplied by $14.04, the closing price of Cameco shares on the TSX on December 31, 2016.

5.	RSUs were granted to Grant Isaac and Alice Wong on March 3, 2014 based on two times their 2013 base salary.

6.	The value of the RSUs is the number multiplied by $14.04, the closing price of Cameco shares on the TSX on December 31, 2016, and after deducting an estimated 50% for taxes.

62 CAMECO CORPORATION

2.   Annual decision-making process

The board, human resources and compensation committee and management are involved in compensation decision-making. The committee is responsible for making compensation recommendations to the board for its approval.

The illustration below shows our process, the different inputs we use to determine compensation and the flow of information, recommendations and approval by our board.

ASSESSING THE PROGRAM

The human resources and compensation committee believes that it is good practice to review our compensation programs each year and continued this practice in 2016 (read about the changes planned for 2017 in the message from the chair of the human resources and compensation committee starting on page 48).

The committee reviews all policies and programs relating to executive compensation, which involves:

•	establishing the annual corporate objectives to measure performance
•	determining the proposed base salaries, short-term incentive awards, grants of performance share unit awards and stock options
•	evaluating performance
•	reviewing and recommending executive compensation to the board for review and approval.

The committee retains an external consultant as an independent advisor on compensation matters who is also involved in the compensation review. Management retains a different external consultant as a general resource on human resources and other matters (see Compensation governance starting on page 41 for more information).

2017 MANAGEMENT PROXY CIRCULAR 63

3. Measuring performance

Executive compensation decisions are based on corporate and individual performance. Performance objectives are tied to our strategy of focusing on our tier-one assets and to profitably produce at a pace aligned with market signals to increase long-term shareholder value, and to do that with an emphasis on safety, people and the environment.

CORPORATE PERFORMANCE

We assess our corporate performance by how well we achieve both financial and operational goals, and group our corporate objectives into our four measures of success:

●  outstanding financial performance

●  safe, healthy and rewarding workplace

●  clean environment

●  supportive communities.

The board approves our corporate objectives every year, as recommended by management and following reviews by the human resources and compensation and safety, health and environment committees. These objectives support our strategic plan.

PSU awards granted in 2014 were measured against three performance targets. They vested on December 31, 2016 and were paid out early in 2017 based on our performance against those three targets for the three-year performance period (see pages 75 to 77 for the performance assessment and details of the payout).

Performance measures under our STI and PSU plans are linked to our strategic plan to ensure our long-term growth and focus on creating shareholder value. The better we perform, the greater the potential to realize a higher payout value.

INDIVIDUAL PERFORMANCE

The board assesses the CEO’s individual performance using the annual corporate objectives and recommendations by the human resources and compensation committee, which are based on:

●  overall corporate performance

●  implementation of the CEO’s strategies to increase shareholder value

●  achievement of the CEO’s individual performance objectives.

The committee reviews reports from management and the CEO’s self-assessment and consults with its compensation consultant before making its recommendation to the board.

Every year the CEO assesses the individual performance of each senior vice-president using the annual corporate objectives as targets, with consideration of the executive’s influence in a given area. The CEO compares actual performance to the targets and evaluates the leadership effectiveness of the executive. The CEO discusses the performance of the executives with the committee and its compensation consultant. The committee then makes its recommendations to the board.

The board approves all decisions on executive compensation. See page 78 for details about the compensation decisions in 2017.

MEASURING SUCCESS

Our four measures of success allow us to proactively address the financial, social and environmental aspects of our business. We believe that each is integral to our overall success and that, together, they will ensure our long-term sustainability.

Linking pay to performance

The corporate objectives are used as performance measures under our short-term incentive (STI) plan. The table beginning on page 73 lists our 2016 corporate objectives and weightings, and the threshold, target, maximum and actual performance against these objectives under the STI plan.

Under our PSU plan, we assess performance over a three-year period based on three objectives, including relative TSR. These objectives were recommended by management, reviewed by the human resources and compensation committee and then recommended to the board for approval. The table on page 69 sets out the measures for PSUs granted in 2016.

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4.   Compensation components

Five components make up total executive compensation:

● Base salary
● Short-term incentive (STI)	at-risk compensation
● Long-term incentive (LTI)
● Pension
● Group benefits

TYPE OF COMPENSATION	FORM	PERFORMANCE PERIOD	HOW IT IS DETERMINED	RISK MANAGEMENT FEATURES

FIXED COMPENSATION	Provides market competitive level of fixed compensation

Base salary (page 66)	Cash	One year	Based on current business challenges, experience, scope of the role, market competitiveness among the comparator group, individual performance and internal equity.	Fixed pay, paid throughout the year, and provides a certainty at a base level for fulfilling their responsibilities. Represents 20-28% of target direct compensation of the named executives.

VARIABLE (AT-RISK) COMPENSATION	STI compensation encourages achievement of pre-established corporate and individual performance objectives. Payout is subject to a clawback policy

Short-term incentive (page 66)	Cash	One year	Focuses on specific annual objectives. Target award based on market competitiveness among the comparator group and other factors. Actual award based on corporate and individual performance.

Provides a balanced focus on short-term performance based on a pre-determined set of performance metrics weighted and scored in our scorecard. Actual payout on all metrics could be 0-200%. Targets and results are approved by the board. Targets are tested to determine the level of stretch.

Using 13 balanced and diverse performance metrics reduces the risk associated with emphasizing a single (or limited) performance measure.

VARIABLE (AT-RISK) COMPENSATION	LTI compensation is an incentive to achieve longer-term performance and an opportunity to receive equity-based compensation aligned with shareholder interests. Payout is tied to Cameco share performance and subject to a clawback policy

Long-term incentive (page 68)	Performance share units	Three-year term, with vesting at the end of three years

Focuses on longer-term objectives (three years).

Target award based on market competitiveness of the LTI package among the comparator group and other factors.

Actual payout based on our overall performance, combining a balanced scorecard of:

●  average relative realized uranium price

●  tier-one production

●  three-year relative total shareholder return.

At the board’s discretion, payment is made in Cameco shares purchased on the open market, or in cash.

Performance is measured on previously established targets. Three-year vesting period maintains longer term focus for decision-making and management of business. Vesting and payout eligibility capped. Payout on the relative TSR metric could be 0-200% and on the other metrics could be 0-150%.

Stretch targets are based on an improvement over the comparator group and market.

	Stock options	Eight-year term, with one-third vesting each of the first three years starting on the first anniversary of the grant date	Target award based on market competitiveness of the LTI package among the comparator group and other factors. The final realized value is based on the appreciation of Cameco’s share price.	Provides a balanced incentive to take appropriate risks. Three-year vesting eligibility period and eight-year term maintain longer-term focus for decision-making and management of business.

	Restricted share units	Typically a three-year term, with vesting at the end of three years	Mainly used as a targeted retention tool in individual circumstances. At the board’s discretion, payment is made in Cameco shares purchased on the open market, or in cash.	Vesting over time supports retention and longer-term focus for decision-making.

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TYPE OF COMPENSATION	FORM	PERFORMANCE PERIOD	HOW IT IS DETERMINED	RISK MANAGEMENT FEATURES

Pension (page 71)	Defined contribution pension plan Supplemental executive pension program (defined benefit)	Ongoing	Based on market competitiveness and legislative requirements.	Tax efficient way to provide employment benefits. Provide security for employees and their families.

Group benefits (page 71)	Group insurances, health and dental, income protection	Ongoing	Based on market competitiveness.

We also have employment agreements with our named executives (see page 87).

BASE SALARY

Typically we target base salaries at the median of the comparator group. We review base salaries every year, and compare them to similar positions in the comparator group. Then we review our corporate performance, the individual’s performance, experience and scope of the role and internal equity to make sure any increases are fair and balanced.

Salary adjustments for our named executives generally go into effect as of January 1 (see pages 72 and 78 for details about base salary adjustments for the named executives in 2016 and 2017).

SHORT-TERM INCENTIVE PLAN

The STI plan gives executives the opportunity to earn a cash bonus based on their success in achieving pre-established corporate and individual performance targets for the year.

For named executives, corporate performance is weighted higher than individual performance. Awards range from 0 to 150% of the STI targets established for the year, based on the level of performance. The company has to meet a minimum level of performance (threshold) for each measure before being eligible for a payout of 50% on that measure. Achieving target produces 100% payout on that measure. The maximum payout on any STI target is 150%. There is no payout if performance is below threshold. The targets are considered challenging or stretch.

The human resources and compensation committee sets the target STI for each executive based on position, internal equity and market competitiveness. The table below shows the current target levels and weightings used to establish the actual awards. The weighting of corporate and individual performance is the same for all executives, which promotes executive teamwork and better aligns the interests of executives and shareholders. Actual bonuses are based on performance for the year and paid in the following year after our year-end results are released.

POSITION	STI TARGET FOR 2016 (% OF BASE SALARY)	CORPORATE PERFORMANCE WEIGHTING	INDIVIDUAL PERFORMANCE WEIGHTING

CEO	120%	80%	20%

Senior vice-presidents	60-75%	80%	20%

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Determining the payout

We use a balanced scorecard to broadly measure performance and give participants a clearer picture of their potential award. The scorecard includes all of the corporate objectives and applies a weighting to each one, which are put into the formula below. The objectives are tied to our four measures of success. Individual performance is also measured.

We calculate STI as follows:

Measuring corporate performance

The board establishes the measures and weightings every year based on the recommendation of the committee. These objectives represent our four measures of success, and are grouped into two sets of measures that each add up to 100%. The product of these two sets of measures is the corporate performance multiplier. See pages 72 through 74 for the objectives and results of each measure for the 2016 STI.

The human resources and compensation committee consults with the safety, health and environment committee on our performance related to safety, health and the environment and related corporate results that is required as part of the process in determining the STI awards.

Measuring individual performance

Assessment of individual performance is based on the executive’s contribution to corporate performance and individual performance measures, and these assessments are approved by the committee.

The committee determines the measures and weightings for assessing the CEO’s performance, while the CEO establishes the same for the named executives.

Using discretion

The board can increase or decrease the amount of the STI payment when there are significant external challenges or opportunities that were not contemplated or reasonably expected when the objectives were set. It cannot exceed the overall maximum payout of 200%.

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LONG-TERM INCENTIVE

LTI provides executives and management employees the opportunity to receive equity-based compensation to drive longer-term performance. Both the committee and the board believe equity-based compensation is important for motivating employees to deliver strong longer-term performance, aligning their interests with those of our shareholders and providing pay that is competitive with the market.

LTI is awarded to executives as PSUs and stock options with RSUs granted generally for retention purposes. This LTI mix allows us to use different vesting criteria, eligibility and performance measures for at-risk compensation. In 2016, we measured relative TSR performance against the TSX 60 rather than our comparator group (see page 61 for details). No changes are planned for either stock options or RSUs in 2017.

AWARD	HOW IT’S USED	BUSINESS FOCUS	WHO PARTICIPATES	VESTING	HOW IT’S SETTLED	ALIGNED WITH SHAREHOLDERS

PSUs (page 69)	60% of target LTI award	Performance vesting criteria Directly linked to long term, absolute and relative performance and share price Reduces the number of option awards, lessening the dilutive impact to shareholders	Vice-presidents and above	Based on financial and operating performance and TSR at the end of a three-year period	Cameco shares purchased on the market or cash	Motivates executives to create shareholder value that can be sustained over a longer period on both an absolute and relative basis Non-dilutive

Stock options (page 70)	40% of target LTI award	Ties a portion of future compensation to the long-term performance of our shares	Vice-presidents and above	Vest over three years, expire after eight years	Option to buy Cameco shares issued from treasury at the exercise price	Motivates executives to increase shareholder value

Restricted share units (page 71)	Mainly for targeted retention	Ties a portion of future compensation to the longer term performance of our shares	Select executives	Typically, at the end of three years	Cameco shares purchased on the market or cash	Motivates executives to increase shareholder value Non-dilutive

Determining the mix

The committee evaluates the mix of options and PSUs every year, and discusses national trends with its compensation consultant, including the importance of stock options in our industry and the emphasis Canadian public companies continue to place on stock options and other equity-based awards. The committee takes into account previous awards of PSUs, options and RSUs when it considers new LTI grants.

Governance concerns have been expressed about the use of stock options and the committee regularly reviews the merits of keeping stock options in our compensation program. Stock options are a tax-efficient incentive focused on share price performance that provides a longer-term horizon for at-risk compensation and are a common form of LTI in our comparator group.

The committee set the 2016 target mix of the expected value of the long-term incentives at 60% PSUs and 40% options, so a high percentage of LTI vests based on performance. Companies in our comparator group typically have a lower portion of performance-based LTI.

LTI awards are granted every year on March 1 (or the next business day if March 1 falls on a weekend) after we publicly disclose our results for the previous fiscal year. If we impose a trading blackout period that includes March 1, we will make the grants on the next trading day after the blackout period has ended.

The board can grant special LTI awards at other times during the year, for retention or other special reasons.

Non-executive employees (union and non-unionized) participate in the employee share ownership plan (ESOP). Cameco makes an annual base level of contribution to the plan, and matches 50% of employee contributions up to a maximum of 1.5% of an employee’s base salary. Executives do not participate in ESOP because they participate in the PSU plan.

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Performance share unit plan

The PSU plan design is described in the table on the previous page. The formula below shows how the performance factors determine the final number of PSUs on vesting.

Each PSU represents an opportunity to receive a Cameco common share purchased on the open market at the end of the three-year performance period (or cash, at the board’s discretion). PSUs do not earn dividend equivalents until they vest.

We use a scorecard to align senior management’s compensation with their ability to improve corporate performance over the three years. Since 2014, performance measures are based on a combination of two corporate measures, one absolute and one relative, and relative TSR, which has the highest weighting of the three measures. The PSUs measure absolute and relative performance so management maintains a balanced, longer-term focus on delivering shareholder value.

The human resources and compensation committee reviews the performance targets every year and recommends them to the board for approval. The targets are set on the basis that they are challenging to achieve. The table below shows the targets and weightings for PSUs awarded in 2016 for 2016 to 2018 performance.

TARGET	WEIGHTING	DESCRIPTION	WHAT IT MEASURES
Average relative realized uranium price 0 to 150%	30%

Achieve an average realized price for uranium sales for a three-year period that exceeds the weighted average price for sales in two independent industry benchmarks for the same period:

●  EIA (US energy information administration) price for sales in the US

●  ESA (Euratom supply agency) price for sales in Europe.

The payout at the end of the three-year period is based on 2015, 2016 and 2017 sales due to timing of when pricing information is available.

Measures performance relative to our competitors.

Consistently achieving higher prices than our competitors is a stretch target because uranium is a fungible product and we need to distinguish our uranium from our competitors to achieve a premium price.

We use these pricing indicators because they are publicly-available measures set by independent third parties.

Tier-one production 0 to 150%	30%	Produce 78.9 million pounds of U3O8 (our share) from tier-one mine operations in the three-year period from 2016 to 2018.	Measures absolute performance and ties directly to our strategic plan.

Our three-year average total shareholder return (TSR) 0 to 200%	40%

Achieve three-year average TSR at the median of the three-year average TSR achieved by companies in the TSX 60.

We define TSR as the change in price of a Cameco common share, including reinvestment of dividends, on the TSX during the three-year period from 2016 to 2018.

			Measures performance relative to the broader index.

PERFORMANCE MULTIPLIER Maximum of 170%		The overall performance factor is the sum of the three weighted targets above.

INITIAL GRANT OF PSUs		Notional units awarded at the beginning of the three-year performance period.

PSU PAYOUT		Payout amount is the initial number of PSUs granted, multiplied by the PSU performance multiplier, exchanged for the equivalent number of Cameco common shares.

NEW FOR 2017

For PSU awards granted in 2017, we changed the operations target from tier-one production to a target for “all-in sustaining cash costs” for the Saskatchewan tier-one operations (where about 85% of our production is sourced) to reflect our focus on cost reduction while safely achieving steady production. This target will also measure our success at implementing operational excellence, using tools like Lean, Six Sigma and Operational Reliability to achieve and sustain continuing cost reductions.

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Performance multiplier

The performance multiplier for each measure depends on our performance against each target. The table below shows how we assessed performance against each measure in 2016 for 2014 to 2016 performance.

Threshold performance for TSR is the 35th percentile, which is in line with market practice ranging between the 25th and 40th percentiles for threshold performance. TSR is a good reflection of performance when comparing like companies in a comparable industry and the same commodity. As companies in our comparator group are not affected by the price of uranium like Cameco, we believe that TSR is a challenging performance target in the current depressed uranium market, and achieving threshold performance of the 35th percentile of our comparator group to trigger a 40% payout on this measure was challenging at the time these PSU targets were set.

PERFORMANCE MEASURES (AND WEIGHTING)	THRESHOLD PERFORMANCE	IF WE ACHIEVE:	THEN THE PERFORMANCE MULTIPLIER IS:

Average realized uranium price (30%)	80% of our target of 100%	Less than 80% of the corresponding target	0%

		80 to 120% of the corresponding target	50 to 150% (in a straight-line interpolation)

Increased production (30%)		More than 120% of the corresponding target	150%
Our three-year average TSR (40%)	35th percentile (target is the 50th percentile)	Below the 35th percentile among our comparator group	0%

		From the 35th to the 50th percentile	40 to 100% (in a straight-line interpolation with 100% at the 50th percentile)

		50th percentile	100%

		50th to 75th percentile	100 to 200% (in a straight-line interpolation)

		Higher than the 75th percentile	200%

Vesting

Payout formulas have been established for each performance measure, taking into account different levels of threshold performance to determine the performance multiplier and to cap payouts to eliminate any excessive risk-taking.

Applying discretion

The committee can make adjustments at its discretion so that payouts appropriately reflect performance and discourage excessive risk-taking. We fully disclose any use of discretion, together with the rationale and the particular circumstance.

Stock option plan

We provide a stock option plan for executives at the vice-president level and above. The committee takes into account previous equity awards when it considers new grants of options.

The board fixes the exercise price of an option at the time of the grant at the TSX closing price of Cameco common shares on the trading day immediately before the date of the grant.

If an option holder leaves the company, any unvested options will vest during a specific period of time depending on the reason for leaving. Vested options can be exercised during the same period. See Termination and change of control benefits starting on page 87 for details.

No more than 10% of our total issued and outstanding shares can be issued to insiders in a year under the stock option plan and any other security-based compensation arrangement. No more than 5% of our total issued and outstanding shares can be issued to any one person. Options cannot be transferred to another person (other than by will or intestate succession).

Making changes

The board can change, suspend or terminate the plan subject to the laws that apply, including but not limited to the rules, regulations and policies of any stock exchange where our shares are listed. Some changes may require approval from shareholders or a governmental or regulatory body.

Neither the board, the human resources and compensation committee nor shareholders can alter or affect the rights of an option holder in a negative way without his or her consent, except as described in the plan. See Appendix C for information about the changes to the stock option plan that must be approved by shareholders.

According to the TSX rules for equity compensation plans, there were no plan changes in 2016.

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International employees

Our non-North American stock option plan (phantom plan) allows eligible employees of our international subsidiaries to participate in our overall growth and profitability in permitted jurisdictions.

The phantom plan has the same objectives and features as our stock option plan, except that these option holders have the right to receive cash payments rather than Cameco shares. The cash amount equals the difference between the closing market price of Cameco shares on the day prior to the exercise date and the exercise price of a phantom stock option.

Restricted share units

The board grants RSUs from time to time to senior management mainly as a targeted retention tool on the recommendation of the committee. RSUs typically vest at the end of three years.

Management employees below the level of vice-president receive annual grants of LTI awards from the RSU plan. These RSUs vest one-third each year over three years.

Each RSU represents one notional common share. The board has discretion to decide whether the payout is in Cameco shares purchased on the open market, or in cash based on the weighted average closing price of Cameco shares on the TSX for the 20 trading days immediately before the vesting date, after deducting withholding taxes.

The summary compensation table on page 79 gives information about the grant date value of options awarded to the named executives over the past three years. The Incentive plan awards table on page 82 gives information about the 2016 year-end value of the named executives’ unexercised options and PSUs and RSUs that have not vested.

PENSION

Pensions are an integral part of total compensation and a cost-effective and important benefit for attracting and retaining executives and other employees. Executives participate in a registered base plan and a supplemental program.

Registered base plan

We have a registered defined contribution plan for eligible employees. All of the named executives participate in our defined contribution plan. We contribute 12% of the named executive’s pensionable earnings to the defined contribution plan every two weeks up to the annual dollar limit allowed by the Canada Revenue Agency. The maximum dollar amount for 2016 was $26,010.

Supplemental program

This non-contributory supplemental defined benefit retirement plan is designed to attract and retain talented executives over the longer term. It provides a retirement income that is commensurate with the executive’s salary and offsets the registered pension plan limits under the Income Tax Act (Canada). The plan was reviewed as part of the compensation review. Effective January 1, 2016, the death benefit was amended to pay the value of the termination or retirement benefit, as applicable, to the member’s spouse or beneficiary. Previously, a death benefit was payable only to a spouse at 60% of the commuted value.

All of our Canadian-based management at the vice-president level and above participate in the supplemental retirement plan (see Pension benefits on page 85 for more information).

BENEFITS

Group benefits

We provide group benefits to all our employees. The named executives participate in an enhanced program and receive coverage similar to those offered by companies in our comparator group. These benefits include life insurance, long-term disability insurance, extended health care, dental care and emergency medical coverage.

Perquisites

Our named executives also receive additional benefits as part of their total compensation, similar to those offered by companies in our comparator group. These include a financial and tax planning allowance, a vehicle allowance, an executive medical plan and salary protection in the event of short-term disability.

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5.     2016 Performance and compensation

BASE SALARY

The named executives received salary increases of between 2.5 and 3.38% for 2016, except for Grant Isaac, who received a 0% increase because of an increase made in 2015 to recognize the broader scope of his role. Tim Gitzel received a 2.5% increase.

SHORT-TERM INCENTIVE PLAN

The STI award is based on targets set for each named executive as a percentage of base salary and actual corporate and individual performance. These percentages are at the median of those of our comparator group. The plan design is based 80% on corporate performance and 20% on individual performance for all executives.

Corporate performance was assessed at 52% for 2016, compared to 98% for 2015.

STI awards are reported in the summary compensation table on page 79, and you can find a complete description of the plan design beginning on page 66.

Corporate performance

Our targets are a combination of financial and non-financial measures and are directly linked to our strategy. The targets represent our four measures of success – measures that highlight the importance we place on our financial and operational results and the social and environmental aspects of our business as a responsible corporation and global leader in corporate social responsibility.

Our 2016 STI performance was assessed on 13 specific targets, covering financial performance and other measures that encourage a balanced focus and are designed to motivate executive behaviour and drive compensation. Detailed STI performance results and weightings are reported in the table on the following page.

2016 results

Cameco’s operational performance in 2016 was strong in a tough market, as uranium prices hit lows not seen in over a decade. We delivered solid results in terms of our supportive communities, safety and clean environment commitments. However, our performance was adversely impacted by misses on our financial targets for the year. Management took additional action in 2016 to focus on supply discipline, streamline the organization and target significant cost reductions, ensuring that we remain competitive.

About the payouts

Threshold performance provides a 50% payout on that measure, while performance at target produces a 100% payout and maximum performance provides a 150% payout on that measure.

There is no payout if performance is below threshold. We have a 200% cap on payouts for performance above the maximum to mitigate excessive risk-taking.

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2016 COMPENSABLE TARGETS
OBJECTIVE/TARGET	THRESHOLD	TARGET	MAXIMUM	ACTUAL PERFORMANCE	PAYOUT PERCENTAGE	PERFORMANCE WEIGHTING	PAYOUT
OUTSTANDING FINANCIAL PERFORMANCE (85% weighting)
Earnings measures Achieve targeted adjusted net earnings and cash flow from operations (before working capital changes).	$314 million	$392 million	$470 million	Adjusted net earnings were $112 million[1], performance did not reach the threshold.	= 0% payout	x 22.5% =
	$545 million	$681 million	$817 million	Cash flow from operations (before working capital changes) was $407 million[1], performance did not reach the threshold.	= 0% payout	x 22.5% =
Capital management measures Execute capital projects within the approved scope cost and schedule (measured by approved project expenditure and select critical milestones).	1.15 (over approved budget)	1.05 to 0.95	0.90 (under approved budget)	Our cost performance was 0.84 (under budget), resulting in achievement of our target maximum.	= 150% payout	x 10% =
	3 months late (behind schedule)	within 1 month of target month	3 months early (ahead of schedule)	Our project milestones were largely on schedule in 2016, resulting in 98% achievement of our target.	= 95% payout	x 10% =
Cigar Lake measure Achieve an average daily production rate mined from Cigar Lake.	47,600 pounds	50,000 pounds	53,000 pounds	Cigar Lake average daily production rate was 54,348 pounds, exceeding our target maximum.	= 150% payout	x 20% =

SUPPORTIVE COMMUNITIES (15% weighting)
Northern business development measures Implement collaboration agreements by supporting northern business development opportunities as measured by two focused targets.	68%	73% to 75%	≥77%	In 2016, 79.4% of northern services were sourced from Northern Saskatchewan vendors. This exceeded our target maximum.	= 150.0% payout	x 5% =
	40%	46% to 53%	58%	In 2016, 55.3% of the capital projects construction spend was sourced from Northern Saskatchewan vendors, resulting in 109% achievement of target.	= 122.5% payout	x 5% =
Public support measure Build corporate reputation as measured by public support index scoring.	7.0	7.3 to 7.5	7.7	The average public support index score was 7.53, resulting in 103% achievement of target.	= 107.5% payout	x 5% =

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2016 COMPENSABLE TARGETS
OBJECTIVE/TARGET	THRESHOLD	TARGET	MAXIMUM	ACTUAL PERFORMANCE	PAYOUT PERCENTAGE	PERFORMANCE WEIGHTING	PAYOUT
SAFE, HEALTH AND REWARDING WORKPLACE (70% weighting)
Safety measures Strive for no injuries at all Cameco-operated sites and maintain a long-term downward trend in combined employee and contractor radiation doses, and injury frequency and severity (measured by TRIR[2] and DART2).	1.75	1.30 or lower	0.85	TRIR[2] was higher than our 2016 target, performance did not reach our threshold target.	= 0% payout	x 20% =
	1.09	0.75 or lower	0.41	DART[2] was in line with the target, resulting in 96% achievement of the target.	= 100% payout	x 20% =
	If a fatality or permanent disability were to occur, the entire safety performance would default to 0%.
Workplace measures Attract and retain the employees needed to support operations.	15.0%	12.5%	10.0%	The turnover rate for new hires within the first year of employment was 23.6%, performance did not reach our threshold target.	= 0% payout	x 10% =
	Late	On schedule delivery of milestone	Early	Our milestones for development of a diversity and inclusion strategy were on schedule, resulting in 100% achievement of target.	= 100% payout	x 20% =

CLEAN ENVIRONMENT (30% weighting)
Environmental measures Improve environmental performance in significant environmental aspects by achieving divisional targets.	80%	100%	120%	Environmental performance targets were within the target performance range. There were no significant environmental incidents in 2016.	= 100.0% payout	x 30% =
	If an incident occurs that results in moderate or significant environmental impacts or current and future remediation costs of greater than or equal to $1 million or which has a reasonable potential to result in significant negative impact on the company’s reputation with our major stakeholders, the payout under this metric is zero.

OVERALL 2016 STI PERFORMANCE

1.	We use adjusted net earnings and cash flow from operations (before working capital changes) as a more meaningful way to compare our financial performance from period to period. These are not IFRS measures and do not have a standardized meaning or a consistent basis of calculation under IFRS, and they should not be considered in isolation or as a substitute for financial information prepared in accordance with IFRS. Other companies may calculate these measures differently. In addition, the adjusted net earnings and cash flow from operations amounts in the 2016 compensable targets table are different than what are reported in our 2016 annual management discussion and analysis (2016 MD&A). To calculate adjusted net earnings for compensation purposes, we start with adjusted net earnings as reported on page 24 of our 2016 MD&A, then we further adjust for variances in foreign exchange rates as compared to budget. For further details regarding how we calculate adjusted net earnings in our 2016 MD&A, see page 24 of that document. To calculate cash flow from operations (before working capital changes) for compensation purposes, we start with cash provided by (used in) continuing operations (after working capital changes) as reported on page 23 of our 2016 MD&A and add back the changes in non-cash working capital of $69 million, then we further adjust for variances in foreign exchange rates and Canada Revenue Agency income tax reassessment payments as compared to budget. For more information on non-cash working capital changes, see note 22 to our audited 2016 financial statements.

2.	Occupational Safety and Health Administration (OSHA) safety metrics, total recordable incidence rate (TRIR) and days away, restricted or transferred (DART), were adopted by the company to continue to drive improvements in safety performance. TRIR is a measure of the rate of “recordable” workplace injuries. Examples of “recordable injuries” are a medical treatment (other than first aid), restricted work, lost-time and other specific injuries such as 10 decibel hearing loss, loss of consciousness and broken bone. DART is a measure of the rate of workplace injuries and illnesses that require employees to miss work, perform restricted work activities or transfer to another job within a calendar year.

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Individual performance

Individual CEO performance was measured on the following core measures set for 2016, similar to those set in previous years:

Key operating results Strategic change initiatives Leadership effectiveness	The committee can also add any other performance measures it deems appropriate

The committee used these measures to assess overall corporate performance, implementation of our strategy to achieve shareholder value, the recommendations from the compensation consultant and the CEO’s own self-assessment in developing its recommendation for the board.

The board discussed the results of the CEO assessment and considered the committee’s recommendation during an in camera session without management present before approving the CEO’s 2016 STI award. The board’s decision to provide an above-target payout to the CEO on individual performance was a result of his strong leadership and strategic change initiatives during 2016. He lowered our costs and improved efficiency during difficult uranium market conditions by, among other things, ramping up lower cost production at Cigar Lake and entering into a contract to enhance JV Inkai, and curtailing higher cost production at Rabbit Lake and Cameco Resources. He has reduced both capital spend and corporate office spend. Further, under his management, our uranium segment continued to outperform the market and exceeded our annual production expectations.

The CEO decides which individual performance measures will be used for the other executives, sets the weightings for each, and conducts a performance assessment for each senior vice-president. Senior vice-presidents assess the performance of vice-presidents. For each of the senior vice-presidents, the CEO provided a detailed assessment of their performance, particular achievements and leadership. The committee considered these assessments in light of the key operating results for 2016 and approved the CEO’s recommended performance assessments for each of the senior vice-presidents.

LONG-TERM INCENTIVE PLAN

Each LTI grant is based on individual performance, the level of the position, internal equity and overall market competitiveness. The LTI grant to executives in 2016 was benchmarked to the median of the comparator group. LTI awards are reported in the Incentive plan awards table on page 82.

POSITION	LTI AWARD (% OF BASE SALARY)	ACTUAL % OF PSUs AND OPTIONS GRANTED IN 2016 (PSUs/OPTIONS)

President and CEO	355	60/40

Senior Vice-President and Chief Financial Officer	250	60/40

Senior Vice-President and Chief Operating Officer	250	60/40

Senior Vice-President and Chief Corporate Officer	200	60/40

Senior Vice-President, Chief Legal Officer and Corporate Secretary	200	60/40

The table on page 69 explains the targets and weightings for PSUs awarded in 2016.

PAYOUT OF 2014 PSU AWARDS

PSUs granted on March 1, 2014 were for the three-year performance period from January 1, 2014 to December 31, 2016.

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The calculated payout of the 2014 PSU awards was 60.8% of the number of PSUs granted and the payout was made in March 2017. The following table shows the threshold, target and maximum for each objective and our results against the three performance measures under the plan at the end of the performance period.

THREE-YEAR RESULTS (ENDING DECEMBER 31, 2016)						PERFORMANCE MULTIPLIER
CORPORATE OBJECTIVE/TARGET	THRESHOLD	TARGET	MAXIMUM	ACTUAL PERFORMANCE	PERFORMANCE WEIGHTING

Average realized uranium price

0 to 150%

Achieve an average realized price for uranium sales for a three-year period that exceeds the weighted average price for sales in two industry benchmarks for the same period – the EIA price for sales in the US and the ESA price for sales in Europe.

The 2014 grant is based on 2013, 2014 and 2015 sales due to timing of when pricing information is available.

	80% of target	100% of target	At or above 120% of target	Achieved an average realized price for uranium sales of $47.10 (US), above the weighted average price for sales in two industry benchmarks for the same period.
	$35.84	$44.80	$53.76	105.1% achievement	= 112.8% payout x 30% =

Increased production

0 to 150%

Add 7.8 million pounds U3O8 cumulative incremental production in the three-year period 2014 to 2016, for target actual production of 81.9 million pounds U3O8 (our share).

	80% of target	100% of target	At or above 120% of target	Achieved 96.0% of our production for a total of 78.6 million pounds.
	65.5 million pounds	81.9 million pounds	98.3 million pounds	96.0% achievement	= 90.0% payout x 30% =

Our three-year average total shareholder return (TSR)

0 to 200%

Achieve three-year average TSR that is the median of the three-year average TSR achieved by companies in the comparator group in effect at the time. We define TSR as the change in price of a Cameco common share, including reinvestment of dividends, on the TSX for the three-year period 2014 to 2016.

	At the 35th percentile	At the 50th percentile	At or above the 75th percentile	Three-year average TSR was at the 29th percentile of our comparator group for the three-year vesting period from 2014 to 2016.
	P35	P50	P75	P29 achievement	= 0.0% payout x 40% =
PSU PERFORMANCE MULTIPLIER Sum of the three weighted factors

76 CAMECO CORPORATION

Relative performance

The 2014 PSU awards vested based on performance conditions that were set at the time of the grant and included an increase in the weighting of the TSR metric from 30% to 40% to reinforce the link between pay and performance.

We assessed our TSR performance relative to our comparator group at the time the awards were granted. The group consisted of 21 companies that we used to benchmark compensation generally. The group has since been reduced from 21 to 20 companies due to an acquisition that occurred since the time of grant.

COMPARATOR GROUP
Agnico-Eagle Mines Ltd.	Kinross Gold Corp.
Agrium Inc.	Lundin Mining Corp.
Arc Resources Ltd.	Methanex Corp.
Canacorp Holdings Inc.	Penwest Exploration
Crescent Point Energy	Potash Corp. of Saskatchewan
Eldorado Gold Corp.	Sherritt International Corporation
Emera Inc.	Talisman Energy Inc. (acquired by Repsol S.A. in 2015)
Enerplus Resources Fund	Teck Resources Ltd.
First Quantum Minerals Ltd.	TransAlta Corp.
Fortis Inc.	Yamana Gold, Inc.
IAM Gold Corp.

Our three-year average TSR for 2014 to 2016 was at the 29th percentile of companies in the comparator group.

Grant value vs. payout value

The grant value of the PSUs in 2014 was based on $26.81, our closing share price on the TSX on the day prior to the grant (as disclosed in the summary compensation table of our 2015 proxy circular).

The payout amount is the initial number of PSUs granted, multiplied by the PSU performance multiplier (calculated at a payout of 60.8% of the number of PSUs granted). This results in a payout of 33% of the original grant date value based on performance and share price.

The table below shows the calculation of the payout on March 3, 2017 for each named executive. The value of the payout is based on $14.61, the actual average purchase price of our common shares purchased on the TSX on behalf of the named executives on March 3, 2017.

			(MULTIPLIER x WEIGHTING)
NAME	2014 PSU AWARD (# OF UNITS)		AVERAGE REALIZED URANIUM PRICE		INCREASED PRODUCTION		OUR THREE- YEAR AVERAGE TSR		VALUE OF TOTAL 2014 PSU PAYOUT ($)
Tim Gitzel	62,900								558,837

Grant Isaac	21,000								186,571

Robert Steane	32,000	x	(112.8% x 30%	+	90.0% x 30%	+	0.0% x 40%)	=	284,299

Alice Wong	14,000								124,381

Sean Quinn	5,723								46,847

The next table shows the vesting history of PSUs awarded to our named executives and paid out over the past three years. Awards have vested below target this year and above target the last two years, highlighting the at-risk structure and link between pay and performance.

PSUS AWARDED IN	VESTED AS A % OF TARGET	PAID OUT IN SHARES, AFTER DEDUCTING WITHHOLDING TAXES
2014	60.8%	March 2017
2013	123.2%	March 2016
2012	118.6%	March 2015

PAYOUT OF 2014 RSU AWARD

Robert Steane received an incentive of RSUs on March 2, 2015 to recognize his leadership in bringing Cigar Lake into production in 2014, at a grant date value of $19.30.The units vested on March 2, 2016, and shares were purchased on the TSX at an average share price of $16.78 on March 3, 2016. Robert received Cameco shares instead of cash and he realized 87% of the original grant date value, which is aligned with the decrease in Cameco’s share price over the period.

2017 MANAGEMENT PROXY CIRCULAR 77

6.	2017 Compensation decisions

BASE SALARY

In 2016 and continuing into 2017, Cameco has made tough but necessary business decisions that include streamlining the organization and freezing salaries for much of the organization in 2017 to reduce operating and general administrative expenses. As a result, the senior management team recommended that the named executives not receive salary increases for 2017.

SHORT-TERM INCENTIVE PLAN

The STI plan has been revised for 2017 to be an additive, rather than multiplicative, plan with a reduced number of targets. This change simplifies the plan and ensures a strong focus on critical priorities aligned with our strategy during a prolonged period of market uncertainty. The STI plan will continue to use a balanced scorecard approach that supports Cameco’s four measures of success.

LONG-TERM INCENTIVE PLANS

2017 LTI awards

Each LTI award is based on individual performance, the level of the position, internal equity and overall market competitiveness. LTI awards granted to executives in early 2017 were benchmarked at the median of the comparator group and based on a percentage of base salary (see page 75 for details).

PSUs and options were granted to the named executives on March 1, 2017 as follows:

•	the LTI award is made up of 60% PSUs and 40% options
•	PSUs vest at the end of a three-year period based on our performance against the following criteria: our average realized uranium price relative to industry benchmarks (30%), all-in sustaining cash cost (30%)(see page 69 for details) and our three-year average TSR (40%) relative to the TSX 60 index.

NAME	SECURITIES UNDER OPTIONS GRANTED (#)	VALUE OF OPTIONS ON DATE OF GRANT[1] ($)	EXERCISE PRICE ($/SECURITY)	EXPIRY DATE	PSUS GRANTED[2] (#)	VALUE OF PSUS GRANTED[3] ($)	DATE WHEN PERFORMANCE PERIOD MATURES
Tim Gitzel	434,500	1,455,575	14.70	02/28/2025	148,500	2,182,950	12/31/2019
Grant Isaac	164,200	550,070	14.70	02/28/2025	56,100	824,670	12/31/2019
Robert Steane	182,550	611,543	14.70	02/28/2025	62,400	917,280	12/31/2019
Alice Wong	106,200	355,770	14.70	02/28/2025	36,300	533,610	12/31/2019
Sean Quinn	102,700	344,045	14.70	02/28/2025	35,100	515,970	12/31/2019
1.	Value of options

Options granted on March 1, 2017 expire on February 28, 2025 and are valued at approximately $3.35 per option using the Black-Scholes option-pricing model. The compensation consultant used the following key assumptions in the model when comparing companies.

Dividend yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise price ($)
2.2	29.9	0.9	5.5	14.70

In its analysis for the human resources and compensation committee, the compensation consultant estimated the expected value of Cameco’s options using the expected life of the option (average of a full term of eight years and a three-year vesting period). This approach is consistent with the majority of companies in our comparator group and is sensitive to the assumptions used. The figures may not be directly comparable across companies, but for compensation valuation purposes a consistent approach has been used. The exercise price of $14.70 per option is based on the closing price of Cameco shares on the TSX on the day immediately before the grant.

2.	PSUs granted

The number of PSUs reflect 100% of the original number of PSUs awarded and has not been adjusted to reflect performance. The actual number of PSUs earned can vary from 0 to 200% of the original number granted based on corporate performance.

3.	Value of PSUs granted

The values represent the number of PSUs granted to each named executive, multiplied by $14.70, the closing price of Cameco shares on the TSX on the day immediately before the grant.

The PSUs granted on March 1, 2017 are for the three-year performance period from January 1, 2017 to December 31, 2019.

78 CAMECO CORPORATION

2016 Details

Summary compensation table

The table below shows the base salary, incentive-based awards, pension value and other compensation awarded to the named executives in 2016 and the previous two years.

NAME AND PRINCIPAL POSITION	YEAR	SALARY[1] ($)	SHARE- BASED AWARDS[2] ($)	OPTION BASED AWARDS[3] ($)	ANNUAL INCENTIVE PLANS[4] ($)	PENSION VALUE[5] ($)	ALL OTHER COMPENSATION[6] ($)	TOTAL COMPENSATION ($)
Tim Gitzel President and Chief Executive Officer	2016 2015 2014	1,025,000 1,035,282 936,400	2,183,454 1,949,300 1,686,349	1,455,480 1,300,165 1,123,648	851,000 1,084,000 1,060,000	409,200 548,600 292,700	– – –	5,924,134 5,917,347 5,099,097
Grant Isaac Senior Vice-President and Chief Financial Officer	2016 2015 2014	550,000 530,177 468,200	824,733 584,790 1,481,984	550,080 389,364 374,308	285,000 366,000 333,000	348,300 206,200 134,900	– – –	2,558,113 2,076,531 2,792,392
Robert Steane Senior Vice-President and Chief Operating Officer	2016 2015 2014	611,500 616,843 572,200	917,280 1,493,608 857,290	611,460 595,014 571,960	317,000 444,000 472,000	167,500 221,500 118,400	– – –	2,624,740 3,370,965 2,591,850
Alice Wong Senior Vice-President and Chief Corporate Officer	2016 2015 2014	444,700 448,616 416,200	533,988 389,860 1,191,436	355,680 259,576 249,780	185,000 235,000 246,000	160,400 219,500 95,000	– – –	1,699,768 1,552,552 2,198,416
Sean Quinn Senior Vice-President. Chief Legal Officer and Corporate Secretary	2016 2015 2014	430,000 431,200 378,538	515,970 374,420 141,369	343,980 249,522 94,243	179,000 225,000 209,000	191,200 420,300 1,558,400	– – –	1,660,150 1,700,442 2,381,550

1.	Base salary

Each amount reflects actual pay for the year. The 2016 salaries will generally be lower than the 2015 salaries because according to Cameco’s biweekly payroll schedule there were 27 pay periods in 2015 versus the usual 26 pay periods.

2.	Share-based awards

These amounts reflect the grant date value of the actual number of PSUs originally awarded, using the closing price of Cameco shares on the TSX on the day before the grant. The number of PSUs that the named executives will actually earn can vary from 0 to 150% of the original number of PSUs granted, depending on performance (the board can pay up to 200% if performance is exceptional).

Robert Steane’s grant date value in 2015 includes a PSU value of $893,590 and RSU value of $600,018. Grant Isaac’s grant date value in 2014 includes a PSU value of $563,010 and RSU value of $917,974. Alice Wong’s grant date value in 2014 includes a PSU value of $375,340 and RSU value of $816,096. We awarded the following PSUs to the named executives from 2014 to 2016.

	March 1, 2016	March 2, 2015	March 3, 2014
Tim Gitzel Grant Isaac Robert Steane Alice Wong Sean Quinn	133,300 50,350 56,000 32,600 31,500	101,000 30,300 46,300 20,200 19,400	62,900 21,000 32,000 14,000 5,273
Grant price	$16.38	$19.30	$26.81

For purposes of financial statement disclosure, the PSUs were valued at $16.35 per unit for 2016, $18.88 per unit for 2015 and $27.25 per unit for 2014 using a Monte Carlo pricing model and the key assumptions set out in the table below. This model is considered the most appropriate way to value a plan with a relative market condition like total shareholder return. The total fair value of the PSUs is amortized into income over their three-year vesting period and the weighted average of the expected retirement dates of the named executives, whichever is lower. The non-market criteria relating to realized selling prices and production targets have been incorporated into the valuation at grant date by reviewing prior history and corporate budgets.

	Expected dividend ($)	Expected volatility (%)	Risk-free rate (%)	Expected life (years)	Expected forfeitures (%)
March 2016	–	30.8	0.5	3	4.6
March 2015	–	29.2	0.5	3	4.6
March 2014	–	33.1	1.2	3	4.6

2017 MANAGEMENT PROXY CIRCULAR 79

The table below shows the difference between the grant date value for compensation purposes and the grant date fair value used for purposes of financial statement disclosure.

Grant date	Grant date value for compensation purposes ($)	Grant date fair value for financial statement disclosure ($)	Difference per unit ($)

March 1, 2016 March 2, 2015 March 3, 2014	16.38 19.30 26.81	16.35 18.88 27.25	0.03 0.42 (0.44)

On March 3, 2014, Grant Isaac and Alice Wong each received a retention incentive of restricted share units (RSUs) that do not vest until March 3, 2017 at a grant date value of $26.81, the closing price of Cameco shares on the TSX the day before the grant.

RSUs awarded on March 3, 2014	# of units	Grant date value (per unit)	Vesting date

Grant Isaac	34,240	$26.81	March 3, 2017
Alice Wong	30,440	$26.81	March 3, 2017

For purposes of financial statement disclosure, the RSUs were valued at $16.46 per unit using the closing price of Cameco shares on the TSX on March 1, 2016.

3.	Option-based awards

These amounts reflect the grant date value of the actual number of options originally granted using the Black-Scholes option-pricing model and key assumptions determined by the compensation consultants and listed below.

The table below shows the number of options granted to the named executives over the last three years and the corresponding grant date valuations.

	March 1, 2016	March 2, 2015	March 3, 2014

Tim Gitzel Grant Isaac Robert Steane Alice Wong Sean Quinn	404,300 152,800 169,850 98,800 95,550	284,500 85,200 130,200 56,800 54,600	155,200 51,700 79,000 34,500 13,017

Grant date valuation (per option)	$3.60	$4.57	$7.24

The human resources and compensation committee reviewed estimates of the value of the options on the grant dates that were prepared by Mercer (March 2016, March 2015 and March 2014). It then recommended to the board the number of options to grant, which the board approved. The compensation consultants used the Black-Scholes option-pricing model and the following key assumptions:

	Dividend yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise price ($)

March 2016 March 2015 March 2014	2.20 1.80 1.80	29.9 29.2 32.8	0.9 1.5 1.7	5.5 5.5 5.5	16.38 19.30 26.81

As this approach may not be identical to that used by other companies and is sensitive to the assumptions used, the figures may not be directly comparable across companies, however a consistent approach has been used for compensation valuation purposes. The expected life assumption is based on Mercer’s calculation of the expected life of Cameco options and options issued by companies in the comparator group in effect at the time. They calculate the expected life by adding the actual term (eight years) to the vesting period (three years), and dividing in half.

For purposes of financial statement disclosure, options were valued at $3.49 (awarded in March 2016), $4.30 (awarded in March 2015) and $6.79 (awarded in March 2014) each on the date of the grant. We used the Black-Scholes option-pricing model all three years and the following key assumptions:

	Dividend yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise price ($)

March 2016 March 2015 March 2014	2.44 2.07 1.49	31.8 32.1 32.9	0.7 0.7 1.5	4.7 4.5 4.4	16.38 19.30 26.81

These accounting value assumptions are different from the compensation value assumptions in the calculations above. The human resources and compensation committee uses the compensation valuation method and assumptions used in valuing compensation of companies in the comparator group to allow for a better comparison with market comparators.

The accounting value assumptions are based on our own internal research and past experience of how employees exercise their options.

The difference per option granted between the two models is:

●	March 2016 – $(0.11)
●	March 2015 – $(0.27)
●	March 2014 – $(0.45)

For purposes of financial statement disclosure, the options were amortized over their three-year vesting period or the weighted average of the years to expected retirement of the named executives, whichever was lower.

4.	Annual incentive plans

These amounts were earned in the fiscal year shown and were paid in the following fiscal year.

5.	Pension value

The amounts for the named executives include company contributions under the registered defined contribution pension plan, plus the present value of the projected pension earned in each year for service credited under the supplemental executive pension program.

6.	All other compensation

This amount does not include perquisites and other personal benefits because they total less than $50,000 and less than 10% of the annual salary for any of the named executives. Perquisites and benefits are valued at the cost to Cameco and include commissions to buy shares with PSU payouts, premiums on incremental life insurance and long-term disability, a financial and tax planning allowance, an executive medical plan and a vehicle allowance.

80 CAMECO CORPORATION

VALUE OF OPTIONS EXERCISED (SUPPLEMENTAL TABLE)

The table below is additional information to show the options exercised (if any) by each named executive in each of the last three years and the dollar value realized.

NAME	YEAR	CAMECO COMMON SHARES ACQUIRED ON EXERCISE OF OPTIONS (#)	CAMECO COMMON SHARES HELD FOLLOWING EXERCISE (#)	CASH REALIZED (BEFORE TAXES) ON CONCURRENT SALE OF CAMECO COMMON SHARES ($)

Tim Gitzel	2016 2015 2014	– – –	– – –	– – –

Grant Isaac	2016 2015 2014	– – –	– – –	– – –

Robert Steane	2016 2015 2014	– – –	– – –	– – –

Alice Wong	2016 2015 2014	– – –	– – –	– – –

Sean Quinn	2016 2015 2014	– – –	– – –	– – –

All options awarded to the named executives since 2008 have an exercise price greater than the current price of Cameco shares on the TSX. None of the executives have exercised options in 2014, 2015 and 2016.

2017 MANAGEMENT PROXY CIRCULAR 81

Incentive plan awards

The table below shows the total unexercised option and share awards granted to the named executives as of December 31, 2016.

			OPTION-BASED AWARDS[1]			SHARE-BASED AWARDS
NAME	GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRY DATE	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS ($)	NUMBER OF SHARES OR UNITS OF SHARES THAT HAVE NOT VESTED (#)	MARKET OR PAYOUT VALUE OF SHARE-BASED AWARDS THAT HAVE NOT VESTED[2] ($)	MARKET OR PAYOUT VALUE OF VESTED SHARE- BASED AWARDS NOT PAID OUT OR DISTRIBUTED ($)
Tim Gitzel	03/16/2009 03/01/2010 03/01/2011 07/01/2011 05/15/2012 03/01/2013 03/03/2014 03/02/2015 03/01/2016	50,000 60,000 75,000 50,000 268,600 187,500 155,200 284,500 404,300	19.37 28.90 39.53 25.44 21.14 22.00 26.81 19.30 16.38	03/15/2017 02/28/2018 02/28/2019 06/30/2019 05/14/2020 02/28/2021 03/02/2022 03/01/2023 02/29/2024	– – – – – – – – –	101,000 133,300	– – –	558,837
Total		1,535,100			0	234,300	0	558,837
Grant Isaac	09/08/2009 03/01/2010 03/01/2011 05/15/2012 03/01/2013 03/03/2014 03/02/2015 03/01/2016	3,334 13,334 25,000 89,500 62,500 51,700 85,200 152,800	29.10 28.90 39.53 21.14 22.00 26.81 19.30 16.38	09/07/2017 02/28/2018 02/28/2019 05/14/2020 02/28/2021 03/02/2022 03/01/2023 02/29/2024	– – – – – – – –	34,240 30,300 50,350	480,730 – –	186,571
Total		483,368			0	114,890	480,730	186,571
Robert Steane	03/16/2009 03/01/2010 03/01/2011 05/15/2012 03/01/2013 03/03/2014 03/02/2015 03/01/2016	13,005 13,500 50,000 136,800 95,500 79,000 130,200 169,850	19.37 28.90 39.53 21.14 22.00 26.81 19.30 16.38	03/15/2017 02/28/2018 02/28/2019 05/14/2020 02/28/2021 03/02/2022 03/01/2023 02/29/2024	– – – – – – – –	46,300 56,000	– – –	284,299 521,388
Total		687,855			0	102,300	0	805,687
Alice Wong	03/16/2009 03/01/2010 03/01/2011 05/15/2012 03/01/2013 03/03/2014 03/02/2015 03/01/2016	13,005 10,575 10,275 59,700 41,700 34,500 56,800 98,800	19.37 28.90 39.53 21.14 22.00 26.81 19.30 16.38	03/15/2017 02/28/2018 02/28/2019 05/14/2020 02/28/2021 03/02/2022 03/01/2023 02/29/2024	– – – – – – – –	30,440 20,200 32,600	427,378 – –	124,381
Total		325,355			0	83,240	427,378	124,381
Sean Quinn	03/16/2009 03/01/2010 03/01/2011 05/15/2012 03/01/2013 03/03/2014 03/02/2015 03/01/2016	8,600 12,900 12,900 12,500 16,040 13,017 54,600 95,550	19.37 28.90 39.53 21.14 22.00 26.81 19.30 16.38	03/15/2017 02/28/2018 02/28/2019 05/14/2020 02/28/2021 03/02/2022 03/01/2023 02/29/2024	– – – – – – – –	19,400 31,500	– – –	46,847
Total		226,107			0	50,900	0	46,847

1.	The number of options and exercise prices have been adjusted to reflect stock splits of Cameco shares.
2.	The PSU awards are subject to performance conditions and valued at the minimum possible payout of zero. The RSUs awarded to Grant Isaac and Alice Wong on March 3, 2014 are not subject to performance conditions so they are valued at $14.04, the closing price of Cameco shares on the TSX on December 31, 2016.

82 CAMECO CORPORATION

The next table shows:

•	the total value of the named executive’s options when they vested during 2016
•	share-based awards that vested at the end of 2016 and were paid out in 2017
•	short-term incentive award earned in 2016 and paid in 2017.

NAME	OPTION-BASED AWARDS – VALUE DURING THE YEAR ON VESTING[1] ($)	SHARE-BASED AWARDS – VALUE VESTED DURING THE YEAR[2] ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION – VALUE EARNED DURING THE YEAR[3] ($)
Tim Gitzel	0	558,837	851,000
Grant Isaac	0	186,571	285,000
Robert Steane	0	805,867	317,000
Alice Wong	0	124,381	185,000
Sean Quinn	0	46,847	179,000

1.	Option-based awards

The amounts reflect the pre-tax value that the executives would have realized if they had exercised their options that vested in 2016, on the date they vested. Options that had a positive value at the time of vesting are included in the calculation of these figures.

2.	Share-based awards

The amounts are the values of the PSUs that were granted in 2014, vested at December 31, 2016 and paid out to the named executives on March 3, 2017 at $14.61 (the actual average purchase price of our common shares purchased on the TSX on behalf of the named executives on that date). The compensation value we previously disclosed for these PSUs was based on the target number of PSUs multiplied by the share value on grant date. The named executives realized 33% of the grant date value of the PSUs that were granted as part of their total compensation for 2014. The amount for Robert Steane includes the value of RSUs that were granted on March 2, 2015. They vested on March 2, 2016 and were paid out in Cameco common shares at an average share price of $16.78 on March 3, 2016, realizing 87% of the grant date value of the RSUs at the time of the award.

3.	Non-equity incentive plan compensation

The amounts are the STI payments for 2016 that were paid in 2017.

2017 MANAGEMENT PROXY CIRCULAR 83

Equity compensation plan information

SECURITIES AUTHORIZED FOR ISSUE UNDER EQUITY COMPENSATION PLANS

(authorized for issue from treasury under our compensation plans at the end of 2016)

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (A)	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (B)	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN A) (C)
Equity compensation plans approved by security holders	8,020,311	$23.61	7,126,808
Equity compensation plans not approved by security holders	–	–	–
Total	8,020,311	$23.61	7,126,808

Of the 8,020,311 options outstanding at December 31, 2016, 5,929,550 were exercisable and 2,090,761 were not.

The total number of Cameco shares that can be issued under the option plan and other compensation arrangements must be less than 43,017,198 (10.9% of our total and outstanding common shares as of March 10, 2017).

The table below gives details about the number of shares under our stock option plan at the end of 2016 and as of March 10, 2017. The burn rate is the number of options issued in 2016 (1,273,340), expressed as a percentage of the 395,792,522 Cameco shares that were issued and outstanding as at December 31, 2016.

AS OF DECEMBER 31, 2016

Number of options available for issue under the option plan and other compensation arrangements	7,126,808

Number of options issued in 2016 under the option plan and other compensation arrangements	1,273,340
2016 Burn rate	0.32%

AS OF MARCH 10, 2017

Number (%) of our shares issued and outstanding to be issued when outstanding options under the option plan are exercised	7,929,251 (2.0%)

Number (%) of our issued and outstanding shares still available for issue under the option plan	7,217,868 (1.8%)

Total dilution rate	3.8%

The table below shows other activity in the option plan since it was introduced in 1992:

Maximum initial share reserve (August 15, 1995)	31,460,418
Increase in the reserve (June 12, 2006)	11,556,780
Total shares issued under the plan (as at business open on March 10, 2017)	27,870,079
Total shares issued under the plan / total shares issued and outstanding (as at business open on March 10, 2017)	7.0%
Total shares issued and outstanding (as at business open on March 10, 2017)	395,792,522

84 CAMECO CORPORATION

Pension benefits

DEFINED CONTRIBUTION PLAN

All regular, full-time and part-time employees (including all of the named executives) participate in our registered defined contribution plan as of December 31, 2016.

Under the Income Tax Act (Canada), the plan had a contribution limit of $26,010 in 2016, based on a salary of approximately $216,750.

SUPPLEMENTAL EXECUTIVE PENSION PROGRAM

The supplemental executive pension program is aimed at attracting and retaining talented executives. It provides a lump sum retirement benefit that is consistent with the executive’s salary and offsets the strict limits of registered pension plans under the Income Tax Act (Canada).

All Canadian-based management at the vice-president level and above participate in the program. It had 16 active members as at December 31, 2016, with two inactive members, 18 retirees and spouses of deceased retirees who were receiving a pension and one former member with a deferred entitlement. This includes certain officers of wholly-owned subsidiaries who were previously eligible to participate in the program.

The supplemental benefit is calculated as follows:

The supplemental benefit is based on actual years of service from the participant’s date of hire with Cameco up to the date of termination, or until the end of the notice period for termination without cause. It is calculated on base salary, and unlike other companies, does not include bonuses as part of the pensionable earnings. The supplemental program does not allow past service credits or any kind of accelerated service. Full benefits are paid at the normal retirement age of 65, but are also payable starting at 60 years of age if the person has 20 years of service.

Except for benefits for participants who are US taxpayers, the program is funded in part by trust assets and the remainder by a letter of credit held by the program’s trustees. The liability is approximately $47,555,000 ($21,447,000 for the named executives) as of December 31, 2016. The face amount of the letter of credit will be determined each year based on the wind-up liabilities of the supplemental program (excluding benefits for US taxpayers), less any trust assets. The face amount of the letter of credit for 2016 was $37,693,000. The trustee would be able to draw on the letter of credit to pay benefits to members following specified trigger events. Benefits will continue to be paid from the trust assets until the fund is exhausted, at which time Cameco will begin paying benefits from corporate assets.

EARLY RETIREMENT

Under our registered defined contribution plan, members can transfer their account balance or begin receiving a benefit any time after termination, so early retirement does not apply. All named executives are members of this plan.

Under our supplemental program, Robert Steane is eligible to retire with unreduced benefits. The other named executives can take early retirement starting at age 55, however, the benefit formula will be reduced by 0.25% for each month before the defined age (at least age 60 with at least 20 years of continuous employment, or age 65, whichever is earlier).

2017 MANAGEMENT PROXY CIRCULAR 85

EXECUTIVE PENSION VALUE DISCLOSURE

The table below shows the estimated pension service costs for the supplemental program and Cameco’s contribution to the defined contribution plan as the compensatory change. It also shows the accrued pension obligations payable under our pension plans for each named executive.

	NUMBER OF	ANNUAL BENEFITS		PENSION
	YEARS OF	ACCRUED[1]		OBLIGATION AT		NON-	PENSION
NAME	CREDITED SERVICE (#)	AT YEAR END	AT AGE 65	START OF YEAR[2] ($)	COMPENSATORY CHANGE[2,3] ($)	COMPENSATORY CHANGE[4] ($)	OBLIGATION AT YEAR END[5] ($)
Tim Gitzel	9.98	295,500	600,600	3,880,800	409,200	264,800	4,554,800
Grant Isaac	7.47	114,400	420,700	1,306,800	348,300	115,300	1,770,400
Robert Steane	33.80	495,900	495,900	6,422,400	167,500	180,700	6,770,600
Alice Wong	29.92	330,600	436,700	5,104,400	160,400	324,700	5,589,500
Sean Quinn	23.25	263,900	365,500	4,004,100	191,200	259,900	4,455,200

1.	Annual benefits accrued

The value of the annual benefits accrued for all named executives include benefits under the registered defined contribution pension plan and the supplemental executive pension program. The defined contribution costs are also included in the service cost as described under Compensatory change. The annual benefits accrued do not take into account any early retirement reductions or vesting requirements.

The amounts under at age 65 are based on current compensation levels and assume accrued years of service to age 65 for each of the named executives. Under our supplemental executive pension program, the named executives are eligible to retire at age 55, which would reduce the pension benefits they are entitled to receive.

Annual benefits accrued at year end and at age 65 are based on final average earnings as at December 31, 2016.

2.	Pension obligation at start of year is based on December 31, 2015 accounting assumptions.

3.	Pension obligation at start of year and the compensatory change are estimated totals that include our registered defined contribution pension plan and supplemental executive pension program. They are based on assumptions representing entitlements in employment agreements that may change over time. The methods we used to determine these estimates may not be exactly the same as methods other companies use, so the figures may not be directly comparable.

We used the following key assumptions to estimate these benefit obligations:

●	100% vesting
●	a retirement age of 63 or one year after the valuation date if 63 years of age or older. The assumed retirement age of 63 is management’s best estimate for determining the accrued benefit obligation as at December 31, 2015, as reported in our financial statements
●	salary increases of 3.0% each year
●	a discount rate of 4.0% each year to determine the benefit obligation
●	a long-term rate of return on defined contribution plan assets of 6.0%
●	benefits are pre-tax.

See note 24 to our audited 2016 financial statements (in our 2016 annual report and also on our website) for more information about our pension plans.

Compensatory change is the value of the projected pension earned from January 1, 2016 to December 31, 2016 for our registered defined contribution pension plan and supplemental executive pension program.

4.	Non-compensatory change includes changes such as changes in assumptions (other than those used to estimate the compensatory change), employee contributions and interest on the accrued obligation at the start of the year.

5.	Pension obligation at year end is the value of the named executive’s projected pension earned for service up to December 31, 2016 under our registered defined contribution pension plan and supplemental executive pension program. It is based on December 31, 2016 accounting assumptions and includes RRSP balances included in the base plan, if any.

We used the following key assumptions to estimate these benefit obligations:

●	100% vesting
●	a retirement age of 63 or one year after the valuation date if 63 years of age or older. The assumed retirement age of 63 is management’s best estimate for determining the accrued benefit obligation as at December 31, 2016, as reported in our financial statements
●	salary increases of 3.0% each year
●	a discount rate of 3.9% each year to determine the benefit obligation
●	a long-term rate of return on defined contribution plan assets of 6.0%
●	benefits are pre-tax.

The pension amounts for all of the named executives equal the value of their accumulated contributions under the registered defined contribution pension plan, supplemented by amounts based on final average earnings and service under the supplemental executive pension program (a defined benefit plan).

86 CAMECO CORPORATION

Loans to executives

As of March 10, 2017, we and our subsidiaries had no loans outstanding to our current or former named executives, except routine indebtedness as defined under Canadian securities laws.

Termination and change of control benefits

We have employment agreements with the named executives. They are for an indefinite period and provide for:

•	a base salary
•	participation in the short-term incentive plan
•	participation in the long-term incentive plans (including PSUs and options)
•	participation in the employee defined contribution pension plan and the supplemental executive pension program.

The agreements also include post-termination obligations requiring that the named executives do not:

•	use or disclose specialized knowledge, contracts and connections obtained while at Cameco
•	compete against us in any way for 12 months after leaving the organization
•	solicit any of our customers, suppliers or employees or harm our relationships with any of them for 12 months (18 months for the CEO) after leaving the organization.

The summary on page 90 shows the incremental compensation that would be paid to the named executives if their employment had been terminated on December 31, 2016. If Robert Steane, Alice Wong or Sean Quinn had resigned, it would have been treated as retirement because they are eligible to retire. None of the named executives receive any incremental benefits if there is a change of control but no termination of employment.

CEO

Tim Gitzel’s employment agreement provides for:

•	a requirement to hold four times his base salary in Cameco shares and qualifying PSUs by December 31, 2016
•	a severance period of two years if he is terminated without cause
•	a $7,000 annual allowance for tax advice ($14,000 in his retirement year)
•	a requirement to give a minimum notice of six months for resignation or retirement
•	accelerated vesting of certain equity awards if the CEO’s employment is terminated within 24 months following a change of control (see the summary on page 88 for details on compensation upon termination).

OTHER NAMED EXECUTIVES

The employment agreements for the other named executives provide for:

•	a requirement to hold two times their base salary in Cameco shares and qualifying PSUs by December 31 of the fifth year in their current positions
•	a notice period of 18 months if they are terminated without cause
•	a $5,000 annual allowance for tax advice ($10,000 in their retirement year)
•	a requirement to give a minimum notice of three months for resignation or retirement
•	accelerated vesting of certain equity awards if employment is terminated within 24 months following a change of control (see the summary on page 88 for details on compensation upon termination).

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The table below is a summary of the compensation that would be paid to the named executives if the employment of any of them is terminated. We believe the following terms are fair, competitive with the market and based on industry practice.

TYPE OF TERMINATION	SEVERANCE	STI BONUS	OPTIONS	PSUs	RSUs	BENEFITS	PENSION

Retirement[1]	● none	● none, unless the executive retires on or near the last day of the year	● three years to vest ● must be exercised within three years or the original term, whichever is earlier	● performance is measured to the end of the year of retirement ● awards are pro-rated to completed months of service	● all outstanding RSUs are cancelled	● post-retirement benefits continue until age 65 ● once the executive turns 65, life insurance, health and dental benefits are reduced and are provided until death	● credited service no longer earned

Resignation[2]	● executive must give three months’ notice, except for CEO who must give six months’ notice ● if we waive the notice, we must pay his base salary for the three or six months	● none	● vesting continues for 90 days ● must be exercised within 90 days or the original term, whichever is earlier	● all outstanding PSUs are cancelled	● all outstanding RSUs are cancelled	● none	● credited service no longer earned

Termination without cause[3]	● lump sum equal to base salary and target bonus for the notice period	● none, unless committee exercises discretion, usually when executive has worked most of the year	● options continue to vest for the notice period ● must be exercised within the notice period or by the original expiry date, whichever is earlier	● performance is measured to the end of the year of termination ● awards are pro-rated to completed months of service	● a pro-rated number of awards vest and are valued at the volume-weighted average price of the 20 trading days prior to the termination date	● employer contributions for health, dental and life insurance benefits continue for the notice period or until executive obtains other employment, whichever is earlier	● coverage continues and credited service continues to be earned for the notice period

Termination without cause or for good reason within 24 months of a change of control[4]	● same as for termination without cause	● same as for termination without cause	● all options vest immediately and may be exercised until the original term or 24 months, whichever is earlier	● all PSUs vest and are paid at target within 30 days	● all RSUs vest immediately and are payable in cash within 30 days	● same as for termination without cause	● same as for termination without cause

88 CAMECO CORPORATION

TYPE OF TERMINATION	SEVERANCE	STI BONUS	OPTIONS	PSUs	RSUs	BENEFITS	PENSION

Termination with cause	● none	● all entitlement to the bonus is lost	● vesting continues for 30 days or the original term, whichever is earlier	● all outstanding PSUs are cancelled	● all outstanding RSUs are cancelled	● none	● credited service no longer earned
● must be exercised within 30 days

Death	● none	● pro-rated to date of death	● three years to vest ● must be exercised within three years or original term, whichever is earlier	● performance is measured to end of year of death ● awards are pro-rated to the completed months of service as of date of death	● awards are pro-rated to date of death and valued at the volume-weighted average price of the 20 trading days prior to date of death	● life insurance is paid on death	● credited service no longer earned ● value of vested pension benefit is paid to the beneficiary

1.	Retirement

At the discretion of the CEO and provided that the executive is at least 57 years old with at least 10 years of services when he or she retires, the executive may be eligible for post-retirement benefits including health, dental, accidental death and dismemberment, and life insurance. Also at the discretion of the CEO, a supplemental amount of $1,000 per month is paid until age 65, if the executive retires and is at least 57 years old with 10 years of service.

2.	Resignation

Robert Steane, Alice Wong and Sean Quinn are eligible for retirement and therefore the compensation that is paid if a senior executive resigns does not apply.

3.	Termination without cause

The notice period for Tim Gitzel is two years or the period remaining until age 65, whichever is earlier. The notice period for the other named executives is 18 months or the period remaining until age 65, whichever is earlier.

4.	Termination without cause or good reason within 24 months of a change of control

According to the ENL Reorganization Act, no person, alone or together with associates may hold, beneficially own or control, directly or indirectly, more than 25% of Cameco’s voting shares that can be cast to elect the directors. Because of the legislated restrictions on share ownership, there would have to be an act of federal parliament for anyone to hold more than 25% of our voting shares. For Tim Gitzel, change of control is defined as an entity holding 35% or more of our voting shares, transfer or lease of substantially all of the company’s assets, dissolution or liquidation of the company, or the board deciding that a change of control has occurred. For the other named executives, change of control is the same except that an entity must hold 50% or more of our voting shares.

2017 MANAGEMENT PROXY CIRCULAR 89

The table below shows the incremental values that would be paid to the named executives if any of them had been terminated on December 31, 2016 or terminated without cause following a change of control. Cameco has legislated ownership restrictions under the ENL Reorganization Act. While a change of control is possible, it would require an act of parliament or one of the activities discussed in note 4 on page 89.

TYPE OF TERMINATION	SEVERANCE ($)	STI BONUS[1] ($)	OPTIONS[2] ($)	PSUs AND RSUs[3] ($)	BENEFITS[4] ($)	PENSION[5] ($)	TOTAL PAYOUT ($)

Tim Gitzel

Resignation[6]	–	–	–	–	–	–	–

Termination without cause	4,510,000	–	–	–	31,900	838,300	5,380,200

Termination without cause with a change of control	4,510,000	–	–	1,693,411	31,900	838,300	7,073,611

Termination with cause	–	–	–	–	–	–	–

Death	–	–	–	–	–	–	–

Grant Isaac

Resignation[6]	–	–	–	–	–	–	–

Termination without cause	1,443,750	–	–	–	22,700	301,300	1,767,750

Termination without cause with a change of control	1,443,750	–	–	629,762	22,700	301,300	2,397,512

Termination with cause	–	–	–	–	–	–	–

Death	–	–	–	–	–	–	–

Robert Steane

Retirement[7]	–	–	–	–	7,900	–	7,900

Termination without cause	1,605,188	–	–	–	12,000	226,000	1,843,188

Termination without cause with a change of control	1,605,188	–	–	729,235	12,000	226,000	2,572,423

Termination with cause	–	–	–	–	–	–	–

Death	–	–	–	–	–	–	–

Alice Wong

Retirement[7]	–	–	–	–	–	–	–

Termination without cause	1,067,280	–	–	–	21,500	230,500	1,319,280

Termination without cause with a change of control	1,067,280	–	–	416,780	21,500	230,500	1,736,060

Termination with cause	–	–	–	–	–	–	–

Death	–	–	–	–	–	–	–

Sean Quinn

Retirement[7]	–	–	–	–	–	–	–

Termination without cause	1,032,000	–	–	–	21,400	233,700	1,287,100

Termination without cause with a change of control	1,032,000	–	–	379,589	21,400	233,700	1,666,689

Termination with cause	–	–	–	–	–	–	–

Death	–	–	–	–	–	–	–

1.	STI bonus

If the executive resigns or is terminated for cause, he or she forfeits any outstanding STI bonus payment.

2.	Options

The named executives only receive an incremental benefit on their options when there is a termination without cause with a change of control. Currently under the ENL Reorganization Act, a change of control for Cameco is not permitted. The amount shown is the in-the-money value at December 31, 2016 of the unvested options which would vest upon a termination without cause with a change of control at December 31, 2016. There is no incremental benefit as none of the options are in-the-money.

3.	PSUs and RSUs

If there is a retirement, termination without cause or death, the named executives may receive an incremental benefit for any outstanding PSUs, to account for the fact that our corporate performance may be better at the end of the year of termination, than it turns out to be at the end of the original three-year vesting period. In the table, we have assumed that the performance multiplier at the end of the assumed year of termination and at the end of the original three-year vesting period are the same so there is no incremental benefit at retirement, termination without cause or death.

If the executive resigns or is terminated for cause, he or she forfeits any PSU payment.

If the executive is terminated without cause with a change of control, all outstanding PSUs vest immediately at target and are paid out in the first quarter of 2017. The calculation of the PSUs in this situation is based on a share price of $13.82, the volume-weighted average price of a Cameco common share on the TSX over the last 20 trading days of 2016, as required under the PSU plan.

Grant Isaac and Alice Wong have RSUs. If either of them resign or are terminated for cause, they forfeit any RSU payment. If they are terminated without cause with a change of control, all outstanding RSUs vest immediately, and are paid out within 30 days of December 31, 2016. The calculation of the RSUs in this situation is based on the volume-weighted average price of a Cameco common share on the TSX for the 20 trading days up to December 31, 2016, as required under the RSU plan. If either of them die or are terminated without cause, the outstanding RSUs are paid out pro-rated to the date of death. The calculation of the RSUs is based on the volume-weighted average price of a Cameco common share on the TSX for the 20 trading days up to December 31, 2016, as required under the RSU plan, prorated for service for 34 months of the three-year term, which is the time period from the grant date (March 2014) to December 31, 2016.

90 CAMECO CORPORATION

4.	Benefits

Determined using a discount rate of 3.9% at December 31, 2016. At the discretion of the CEO, the executive may be eligible for post-retirement benefits including health, dental, accidental death and dismemberment, and life insurance provided that the executive is at least 57 years old with at least 10 years of service when he or she retires. Tim Gitzel, Grant Isaac, Alice Wong and Sean Quinn are not eligible for post-retirement benefits because they had not reached the age of 57 on December 31, 2016.

5.	Pension

The incremental pension benefit on termination without cause, with or without a change of control, is equal to the value of benefits to be credited according to the notice period for each executive and calculated using the December 31, 2016 accounting assumptions (same as the key assumptions set out in note 2 on page 86). As of January 1, 2016, there is no incremental pension benefit on death as the benefit on death is the commuted value as if the executive had resigned or retired, as applicable.

The table below shows the commuted values for resignation (retirement in the case of Robert Steane, Alice Wong and Sean Quinn). We estimated these values using the Canadian Institute of Actuaries’ Standard Practice for Determining Pension Commuted Values, and assumed:

●	100% vesting
●	the executive’s age or age 55, whichever is later
●	no salary increase after December 31, 2016
●	a discount rate of 2.20% each of the next 10 years and 3.50% each year thereafter for Canadian and US liabilities
●	benefits are pre-tax.

Commuted value	For retirement	On December 31, 2016

The commuted values are based on assumptions representing entitlements in the employment agreements, and these may change over time. These commuted values may be higher or lower than the present value of the benefit obligation. The methods we use may not be exactly the same as those used by other companies, so you may not be able to compare our figures directly with those of other companies.	Robert Steane Alice Wong Sean Quinn	$8,018,300 $6,630,100 $5,305,100
	For resignation
	Tim Gitzel	$4,732,100
	Grant Isaac	$1,389,300

6.	Resignation

Based on their terms of employment in effect on December 31, 2016, if Tim Gitzel or Grant Isaac had voluntarily ended their employment on December 31, 2016, it would have been regarded as a resignation because of their age. They would not receive a severance and would have been required to give six months’ notice (CEO) or three months’ notice prior to resignation. We can waive this notice if we pay six/three months’ base salary. The table assumes that we did not waive the notice period.

7.	Retirement

The termination on resignation estimate does not apply to Robert Steane, Alice Wong and Sean Quinn because they are eligible to retire, and their resignation would be treated as a retirement.

2017 MANAGEMENT PROXY CIRCULAR 91

Other information

Shareholder proposals

Shareholders who meet eligibility requirements under the CBCA can submit a shareholder proposal as an item of business for our annual shareholder meeting in 2018.

Proposals must be submitted to our corporate secretary by January 8, 2018 for next year’s annual meeting. Only shareholder proposals that comply with the CBCA requirements received by that date, and our responses, will be printed in the management proxy circular we send to shareholders next spring.

Advance notice for director nominations

Our bylaws require advance notice for nominating directors at an annual meeting so there is a transparent, structured and fair process in the event of a potential proxy contest for the election of directors. The notice must include the name, address, age, citizenship and certain other information about the nominees. See section 6.2(d) of our bylaws on our website (cameco.com/about/governance/governance-guidelines).

You must send your nomination to our corporate secretary 30 to 65 days before the date of our annual shareholder meeting and it must comply with the bylaw requirements to be eligible for presentation at the meeting.

Information available online

A number of our documents are available on our website (cameco.com), SEDAR (sedar.com) and EDGAR (sec.gov/edgar.shtml), including:

•	2016 annual report, which includes financial information about us, as provided in the audited financial statements and MD&A for our most recently completed financial year
•	our most recent annual information form, which has additional information about our audit and finance committee, the audit and finance committee mandate in Appendix A, and other information required by Canadian securities regulators
•	our code of conduct and ethics, articles of incorporation and the bylaws, and the board committee mandates
•	our voting results following the annual meeting of shareholders.

Filings with the US Securities and Exchange Commission (SEC) can be accessed under Company filings on the SEC website (sec.gov).

Documents available in print

You can request a printed copy of the following documents at no charge:

•	our 2016 annual report which includes the audited financial statements and MD&A for the most recently completed financial year
•	any subsequent quarterly reports
•	our most recent annual information form
•	our code of conduct and ethics.

Send a note to the corporate secretary at Cameco, at 2121 – 11th Street West, Saskatoon, SK S7M 1J3.

92 CAMECO CORPORATION

Appendix A

Interpretation

For the purposes of this circular:

a person is an “associate” of another person if:

i.	one is a corporation of which the other is an officer or director;

ii.	one is a corporation that is controlled by the other or by a group of persons of which the other is a member;

iii.	one is a partnership of which the other is a partner;

iv.	one is a trust of which the other is a trustee;

v.	both are corporations controlled by the same person;

vi.	both are members of a voting trust or parties to an arrangement that relates to voting securities of the Corporation; or

vii.	both are at the same time associates, within the meaning of any of (i) to (vi) above, of the same person;

provided that:

viii.	if a resident associated with a non-resident submits to the board of directors of the corporation a statutory declaration stating that no voting shares of the corporation are held, directly or indirectly, for a non-resident, that resident and non-resident are not associates of each other, provided the statutory declaration is not false;

ix.	two corporations are not associates pursuant to (vii) above by reason only that each is an associate of the same person pursuant to (i) above;

x.	if any person appears to the board to hold voting shares to which are attached not more than the lesser of four one-hundredths of 1% of the votes that may be cast to elect directors of the corporation and 10,000 such votes, that person is not an associate of any other person and no other person is an associate of that person in relation to those voting shares.

“beneficial ownership” includes ownership through a trustee, legal representative, agent or other intermediary.

“control” means control in any manner that results in control in fact, whether directly through ownership of securities or indirectly through a trust, an agreement, the ownership of any body corporate or otherwise.

“non-resident” means:

i.	an individual, other than a Canadian citizen, who is not ordinarily resident in Canada;

ii.	a corporation incorporated, formed or otherwise organized outside Canada;

iii.	a foreign government or agency thereof;

iv.	a corporation that is controlled by non-residents, directly or indirectly, as defined in any of (i) to (iii) above;

v.	a trust:

a.   established by a non-resident as defined in any of (ii) to (iv) above, other than a trust for the administration of a pension fund for the benefit of individuals, a majority of whom are residents; or

b. in which non-residents as defined in any of (i) to (iv) above have more than 50% of the beneficial interest; or

vi.	a corporation that is controlled by a trust described in (v) above.

“person” includes an individual, corporation, government or agency thereof, trustee, executor, administrator, or other legal representative.

“resident” means an individual, corporation, government or agency thereof or trust that is not a non-resident.

The foregoing definitions are summaries only and are defined in their entirety by the provisions of the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) and the articles of the corporation.

2017 MANAGEMENT PROXY CIRCULAR 93

Appendix B

Board mandate

PURPOSE

The purpose of the board of directors (board) is to supervise the management of the business and affairs of the corporation. The board of directors will discharge this responsibility by developing and determining policy by which the business and affairs of the corporation are to be managed and by overseeing the management of the corporation.

COMPOSITION

The board is elected by the shareholders at the annual meeting of the shareholders of the corporation. The board shall appoint the chair annually from among its non-executive independent members. As fixed by the articles of the corporation, the board shall consist of at least three and not more than fifteen members. A majority of the directors shall be resident Canadians.

A majority of the directors shall be independent pursuant to standards for independence adopted by the board. The standards for independence are available on our website.

MEETINGS

The board will schedule as many meetings as necessary to carry out its duties effectively. A two year rolling schedule of regular board and committee meetings will be provided to directors. Confirmation of the date, time and place of regular meetings will be sent to directors approximately three weeks in advance of regularly scheduled meetings.

A meeting of the board may be called by the chair, the chief executive officer or any two directors. The corporate secretary shall, upon the direction of any of the foregoing, arrange a meeting of the board. Special meetings may be called by providing 48 hours notice. Board meetings may be held at any time without notice if all of the directors have waived or are deemed to have waived notice of the meeting.

A majority of the members of the board shall constitute a quorum. No business may be transacted by the board except at a meeting of its members at which a quorum of the board is present. Each director is expected to attend all meetings of the board. A director who is unable to attend a board meeting in person may participate by telephone or teleconference.

At board meetings, each director is entitled to one vote and questions are decided by a majority of votes of the directors present. In case of an equality of votes, the chair of the meeting does not have a second or casting vote.

The corporate secretary acts as secretary to the board. In the absence of the corporate secretary, the board may appoint any other person to act as secretary.

The board may invite such officers and employees of the corporation as it may see fit from time to time to attend at meetings of the board and assist thereat in the discussion and consideration of any matter.

DUTIES AND RESPONSIBILITIES

1.	The board of directors has specific responsibilities for the following, which do not, in any way, limit or comprehensively define its overall responsibility for the stewardship of the corporation:

a.	selection, appointment, evaluation and if necessary the termination of the chief executive officer;

b.	satisfying itself as to the integrity of the senior executives of the corporation and as to the culture of integrity throughout the corporation;

c.	succession planning, including appointing, counselling and monitoring the performance of executive officers;

d.	oversight of the human resources policies of the corporation and while taking into account the views and recommendations of the human resources and compensation committee, approval of the compensation of the chief executive officer and the other executive officers;

e.	strategic planning, approval of business plans and monitoring corporate performance against those plans;

f.	approval of periodic capital and operating plans and monitoring corporate performance against those plans;

g.	oversight of the policies and processes to manage risks of the corporation, and oversight of management’s mitigation of the material risks;

h.	policies to require ethical behaviour of the corporation and its directors and employees, and compliance with laws and regulations;

i.	oversight of the policies and processes for the implementation and integrity of the corporation’s internal control and management information systems and its financial reporting;

j.	assessment of the effectiveness of the board and its committees and overseeing the establishment of an appropriate orientation program for new directors and an education program for all directors;

94 CAMECO CORPORATION

k.	definition of the duties and the limits of authority of senior management, including approving a position statement for the chief executive officer;

l.	policies for disclosure of corporate information to facilitate effective communications with shareholders, other stakeholders and the public;

m.	health and safety and environmental policies and oversight of systems to enable compliance with these policies and all relevant laws and regulations;

n.	oversight of the policies and processes for estimating and disclosing the corporation’s mineral reserves;

o.	corporate governance including the relationship of the board of directors to management and shareholders and taking reasonable steps to ensure the corporation has appropriate structures and procedures in place to permit the board of directors to effectively discharge its duties and responsibilities;

p.	calling meetings of shareholders and submission to the shareholders of any question or matter requiring approval of the shareholders;

q.	approval of directors for nomination and election, and recommendation of the auditors to be appointed at shareholders’ meetings, and filling a vacancy among the directors or in the office of the auditor;

r.	issuance of securities of the corporation;

s.	declaration of dividends and establishment of the dividend policy for the corporation;

t.	approval of the annual audited financial statements and related management discussion and analysis, and the interim unaudited financial statements and related interim management discussion and analysis, management proxy circulars, takeover bid circulars, directors’ circulars, prospectuses, annual information forms and other disclosure documents required to be approved by the directors of a corporation under securities laws, regulations or rules of any applicable stock exchange;

u.	adoption, amendment or repeal of bylaws of the corporation;

v.	review and approval of material transactions not in the ordinary course of business; and

w.	other corporate decisions required to be made by the board of directors, or as may be reserved by the board of directors, to be made by itself, from time to time and not otherwise delegated to a committee of the board of directors or to the management of the corporation.

2.	Subject to the provisions of applicable law and the bylaws of the corporation, the responsibilities of the board of directors may be delegated, from time to time, to committees of the board of directors on such terms as the board of directors may consider appropriate.

ORGANIZATIONAL MATTERS

1.	The procedures governing the board shall be those in Parts 6 and 7 of the General Bylaws of the corporation.

2.	The board shall annually review and assess the adequacy of its mandate.

3.	The board shall participate in an annual performance evaluation.

2017 MANAGEMENT PROXY CIRCULAR 95

Appendix C

Stock option plan

The following kinds of changes must be approved by shareholders according to the terms of our stock plan:

General

•	any change to the number of common shares that can be issued under the plan, including increasing the fixed maximum number of common shares, or changing from a fixed maximum number to a fixed maximum percentage of common shares
•	any change to extend the period after a trading blackout when options can be exercised
•	any change to extend the expiry date of an option unless it would otherwise expire during a trading blackout period
•	any change that requires shareholder approval under applicable law such as those described in the rules, regulations and policies of any stock exchange that we are listed on.

Exercise price

•	any change that would cause the exercise price of an option to be lower than the fair market value of the common shares at the time the option is granted. This does not include standard adjustment provisions relating to dividends or stock splits, recapitalizations, consolidations or other fundamental corporate changes, or provisions for the treatment of options if there is a change of control or other similar transaction that affects the powers of the board to make certain changes to the option plan
•	any other change that would cause the exercise or purchase price of an option to be lower (other than the standard adjustment provisions or if there is a change of control or other similar transaction as described in the item above). Cancelling an option and reissuing it at a lower price is considered a reduction in the exercise price.

Eligibility

•	any change that increases the number of categories of people who are eligible to receive options, if it could increase the participation of insiders
•	any change allowing options to be transferred other than by will or intestate succession.

Securities

•	adding deferred or restricted share units or other share awards that would not involve an actual cash payment
•	any change that allows adding a cashless exercise feature, unless it reduces the number of underlying shares in the option plan reserve.

96 CAMECO CORPORATION

Cameco Corporation 2121 - 11th Street West Saskatoon, Saskatchewan S7M 1J3	cameco.com